AR/S

HERSHEY'S

P.E.
12/31/03

Letter to Stockholders

Notice of 2004 Annual Meeting and Proxy Statement

2003 Annual Report to Stockholders

- Management's Discussion and Analysis
- Consolidated Financial Statements

Other Stockholder Information

Hershey Foods Corporation

Proxy Statement and 2003 Annual Report to Stockholders

March 12, 2004

To Our Fellow Stockholders:

I'm pleased to report on a healthier Hershey Foods, a company which now is on track and on trend.

Last year, 2003, reflected continued progress behind our value-enhancing strategy. In 2001, we began to capitalize on the significant strengths within Hershey Foods while addressing the barriers to growth. During this time, we restructured our cost base to enable increased investment in our brand-building and selling capabilities.

This combination has resulted in solid market-share growth, as well as the achievement of top-tier financial performance. Equally important, we have an organization that's energized and committed to delivering superior value to our stockholders. Clearly, we are on track. Moving forward, we are on trend. We compete within the very attractive $60-billion snack market *and* have a competitively-advantaged business system well-positioned to capture significant future growth opportunities.

On Track

2003 Results

Hershey Foods delivered balanced, sustainable performance in 2003. Through a combination of improving top-line performance, market-share expansion and continued productivity gains, income for the year, excluding items affecting comparability, was $474.7 million or $3.59 per share-diluted, an increase of 13% vs. 2002*. This financial performance marked the third consecutive year of double-digit gains in earnings per share and is significantly improved compared with the prior period:

	1996-2000 CAGR	2001	2002	2003
EPS Growth (excluding items affecting comparability)*	5%	14%	12%	13%

* Please see the chart following this letter for a reconciliation of income and earnings per share-diluted before cumulative effect of accounting change as reported under GAAP to income and per share amounts excluding items affecting comparability.

2003 Highlights

Profitable Organic Growth

Consolidated net sales increased by 1%. We made significant progress in the key areas that represent both a source of competitive advantage and long-term marketplace potential. The first of these areas is our scale brands.

These brands, which contribute close to two-thirds of our retail sales, achieved a 6% increase in retail growth, gaining market share. A combination of value-added new items (*Sugar Free* and several Limited Edition varieties), superior advertising, and solid retail execution are positioning these brands for accelerating momentum.

The second such area of emphasis is "instant consumables," or single-serve items. This packaging format delivers superior taste *and* the convenience demanded by today's consumer. In 2003, instant consumables delivered 8% growth in retail takeaway.

We also continue to do well in the higher-margin Convenience Store channel, our third area of emphasis. This retail segment accounts for 17% of our wholesale sales and is growing. In 2003, our retail takeaway increased by 9%, resulting in a 0.9 point market-share gain in this channel. This follows a 10% increase in 2002, clear evidence that we're building growth on top of growth in this segment.

One of our major challenges in 2003 was to successfully implement the price increase that took effect in January. New product innovation and targeted retail programs, supported by strong in-store execution, combined to increase our leadership position in the largest, most-profitable chocolate segment (+6% growth and +0.2 share point gain). We achieved these results despite aggressive competitive activity that followed the price increase.

As with most businesses, we didn't achieve all of our goals for the year. Certain areas of our U.S. portfolio must improve. While we are the leader in the non-chocolate segment and have terrific brands (*Jolly Rancher* candy, *Twizzlers* candy, *PayDay* candy bar), we've yet to fully unlock their growth potential. This is a very different segment from chocolate confectionery, both from a consumer and customer standpoint. Our marketing initiatives must therefore reflect a different approach. Fortunately, good work is underway in the non-chocolate segment, particularly in the area of new products. We fully expect 2004 to be a much-improved year for these important brands.

Our business results were mixed outside the United States. Both Hershey Canada and Hershey Mexico (70% of our International sales) had a very strong year, with solid increases in sales, market share and income. The major area of weakness was in the Far East where several external factors such as the weak economy and the SARS epidemic contributed to the shortfall. Hershey International, while small overall, can and must be a source of predictable, profitable growth for the Company.

The rationalization of non-strategic, low-profitability items, while affecting the growth rate in reported sales, has been a key initiative in improving the long-term vitality of our portfolio. While this program is scheduled to be completed in 2004, we will remain disciplined about eliminating items that limit our potential for profitable growth.

Gross Margin Improvement

This past year marked the third consecutive year of very strong margin expansion. Improved price realization and sales mix, combined with supply chain productivity, contributed 110 basis points to gross margin expansion in 2003, building upon solid gains from the same factors in 2002 (+130 basis points) and 2001 (+140 basis points).

Our supply chain deserves special mention both in its contribution to improved gross margins and in its role as a major source of competitive advantage for Hershey Foods. From Research and Development on through Logistics, we have superb people and capabilities that yield a cost-effective and flexible supply chain. All areas—from raw materials and packaging savings to in-plant productivity initiatives to continued improvements within our logistics area—contributed in 2003 while delivering higher levels of customer service.

Organizational Effectiveness

Of equal, if not greater, importance to the success of 2003 was the progress we made with our organization. It's thanks to the over 13,000 people who *are* Hershey Foods that we were able to deliver upon our commitment to win both with our consumers and our customers. Not a day goes by that I don't witness this commitment first-hand.

Two major organizational initiatives took place during the year. The first was the restructuring of our U.S. sales force. Building upon Hershey Foods' long-standing reputation as a superior selling organization, we moved quickly and decisively to create a field sales structure that now reflects the ongoing consolidation of our customer base. This new structure created numerous opportunities for advancement for our sales personnel. By removing two layers of field sales management, we were able to reinvest the savings in store-level coverage (up 29% since 2002), a key advantage for our Company. Equally important was the investment in new information and selling capabilities. Winning at retail now requires both superior selling *and* superior store-level execution capabilities. I'm very encouraged by our progress to date.

The second major organizational change was the creation of the U.S. Snack Group in the second half of 2003. This group will enable us to aggressively enter the appropriate snack market adjacencies. We're off to a great start, with several new initiatives already announced for introduction in 2004.

Building our strategic and leadership capabilities continues throughout the organization. One exciting new effort is the KISS program (Knowledge and Insights for Strategic Success), launched in 2003 and currently being rolled out to all management levels. KISS utilizes a common framework for assessing business issues and developing sound business plans, and is designed to strengthen Hershey Foods' strategic thinking capabilities.

A strong indication of organization effectiveness is overall expense control. Despite significant increases in medical costs, pension expenses, etc., all areas of the Company delivered disciplined cost management during 2003. Our employees clearly were up to the challenge, understanding that general and administrative expenses must increase at a lower rate than sales if we are to continue to invest in our business over the long term.

Management and Board Changes

Two key management additions were made in 2003. Thomas K. Hernquist joined the Company in April 2003 as Senior Vice President and Chief Marketing Officer. Tom brings to Hershey Foods a broad base of marketing and general management experience across a large number of snack categories. His impact already can be seen in his commitment to building superior marketing capabilities within the Company and in major new product launches both in our core confectionery business and snack market adjacencies.

John P. Bilbrey joined the Company as Senior Vice President, President Hershey International in late 2003. JP has extensive international experience with major consumer products companies and brings a wealth of practical "marketplace knowledge" to this challenging area.

John C. Jamison, a director since 1974, has decided to retire from Hershey Foods' Board of Directors. John, one of the longest-serving Board members in the Company's history, has served our stockholders exceptionally well over the past 30 years. No one understands the Hershey culture and its relationship both with Wall Street and the Hershey community better than does John. To say that he will be missed is woefully inadequate. His dedication to our Company and its stockholders has set an exceptionally high standard for us all. John has served as Chair of the Audit Committee and has been a member of the Executive Committee since January 2002.

We were fortunate to add three new directors in 2003. Robert F. Cavanaugh joined the Board on October 7, 2003, and serves on the Audit Committee and the Compensation and Executive Organization Committee. Harriet Edelman joined the Board on April 22, 2003, and serves on the Audit Committee and the Compensation and Executive Organization Committee. Marie J. Toulantis also joined on April 22, 2003, and serves on the Audit Committee and the Committee on Directors and Corporate Governance. All three of our new directors bring significant experience and capabilities to the Hershey Foods Board.

Corporate Governance

Your Company, at both the Board and management levels, made significant progress in the area of corporate governance during 2003. In addition to the three new directors highlighted in the previous section, we established and filled the position of Deputy General Counsel and Chief Governance Officer. Susan M. Angele joined Hershey Foods in September 2003, bringing extensive food company legal experience. Susan will ensure on-going excellence in all governance matters.

The Board has complied with and in many instances exceeded the applicable requirements of the Sarbanes-Oxley Act, the rules of the Securities and Exchange Commission and the listing standards of the New York Stock Exchange. Our Board committees focusing on audit, directors (including nomination)/corporate governance and executive compensation/organization are composed exclusively of independent directors. Both our independent auditors and our internal audit group report directly to the Audit Committee. We've revised the charters for all Board-level committees as well as established the Hershey Foods corporate governance principles. These and related governance materials can be viewed on Hershey Foods' Internet website at www.hersheys.com.

To underscore that good corporate governance must extend beyond the Board level, we're implementing a new process to promote compliance with our Code of Ethical Business Conduct. The Code has been updated, now is available on the Hershey Foods Intranet and Internet website and will be communicated to all employees worldwide. All active salaried employees will be required to sign a statement acknowledging that they have read the Code, will comply with it and will report any Code violation. This new process will be implemented in the first half of 2004. The Company has long encouraged frank communication to foster compliance and, with Board approval, has established new Procedures for Submission and Handling of Complaints Regarding Compliance Matters. This also is available on the Hershey Foods Intranet and Internet website.

The capital structure of the Company was enhanced through the $500-million share repurchase program, of which 66% was completed in 2003. Taking advantage of both our strong cash flow from operations and the more favorable tax treatment for dividends, the Board increased the dividend rate by 21% in August 2003. This marks the 29th consecutive year that the dividend has been increased.

The Board also implemented share ownership guidelines for directors and reaffirmed guidelines for key managers during the year, a move which further aligns the objectives of the Board and management with those of our stockholders.

On Trend

The past three years have built a sound foundation on which to grow. As we look to the future, there are three areas that will keep Hershey Foods on trend.

First is the attractive category in which we compete. Confectionery is the largest segment within the $60-billion snack market, representing 38% of total retail sales. In addition to its size, the confectionery category is #1 in household penetration, #1 in impulse purchases, #1 in terms of responsiveness to in-store merchandising and #1 in terms of conversion from awareness to purchase at the checkout aisle. Together, these make the category a very profitable one for our Company and for our retail customers.

The second area that will keep us on trend is our competitively-advantaged business. We have category-defining iconic brands with thirteen $100-million brands and great recognition within the snack market. Importantly, we've restored investment and vitality to these great brands over the past few years. The combination of both brand and portfolio scale provides strong leadership within the U.S. confectionery market. Our 29% market share is well above the competition and our broad retail distribution across multiple customer channels provides significant marketplace leverage. Further optimization of our manufacturing and logistics networks will facilitate better speed-to-market and an improving cost structure. Key to our success will be the selling capabilities that we're now putting in place. With the new sales structure less than a year old, we anticipate a significant step-up during 2004 in our ability to meet the ever-changing needs of our retail customers.

What will really keep Hershey Foods on trend is capturing transformational growth opportunities with consumers. We'll do this first, by building Hershey's leadership within our core confectionery business and second, by expanding our presence in the broader snack market. Within core confectionery, we're reshaping our portfolio to ensure that we're delivering the key consumer benefits of taste, convenience and better-for-you. Whether it be *Hershey's S'mores*, *Swoops* or our new *Kisses* filled with Caramel, we're adding value to our brand franchises and leveraging our asset base. In addition to new products, we'll continue to shift our brand/product mix to more profitable packaging types such as instant consumables and to the more profitable trade channels such as Convenience Stores. We're intent on building upon the success we've achieved over the past few years.

Moving beyond core confectionery growth, we'll aggressively expand our presence within the broader snack market. While we have a 29% market share in the core confectionery market, we only have an 8% share in the broader snack market. There's clearly room to grow.

Our initial efforts are in the better-for-you snack and nutrition-bar segment. This segment measures $3.3 billion and has demonstrated consistent double-digit growth over the past five years. We see numerous opportunities to leverage our existing capabilities, with several new products planned for introduction in 2004. We've announced our *Hershey's 1 gram Sugar Carb* line and *Hershey's Smart Zone* bar line. Both are on-trend with consumers and represent a profitable growth business for our retail customers and for Hershey Foods. Our new product strategy, *in total*, provides incremental growth while also allowing us to de-emphasize the slower-growth segments within our existing portfolio.

We know that we must increase our productivity initiatives if we are to continue winning in the marketplace. In 2004, we face a significant increase in raw material costs, primarily cocoa, that will add to this challenge. However, we have hundreds of projects underway to ensure that we generate the necessary funds to invest in our brands and achieve balanced performance. Our employees know what's expected of them and will deliver.

In closing, we've made solid progress over the past three years, with 2003, in particular, coming in very strong. We've lowered our cost base, gained market share, and delivered superior financial performance. Hershey Foods clearly is on track. Now, our sights are firmly set on the future in terms of capturing the immense transformational growth opportunities I described above and delivering superior stockholder value over the long-term.

As I conclude my third year as CEO, I continue to be gratified and energized by the support across the Company for the path we've chosen. Certainly, there's a growing appreciation of the challenges that will confront us in this ever-changing marketplace. However, there's also an ever-greater resolve to ensure the long-term success of Hershey Foods. All in all, it makes for a winning combination.



Richard H. Lenny
Chairman of the Board, President
and Chief Executive Officer

Safe Harbor Statement

Please refer to the Safe Harbor Statement on page A-24 for information about factors which could cause future results to differ materially from forward-looking statements, expectations and assumptions expressed or implied in this letter to stockholders or elsewhere in this publication.

Hershey Foods Corporation
Reconciliation of Items Affecting Comparability

For the years ended December 31,	1996		2000		2001		2002		2003	
In thousands of dollars except per share amounts		**Per Share-Diluted**		**Per Share-Diluted**		**Per Share-Diluted**		**Per Share-Diluted**		**Per Share-Diluted**
Income before cumulative effect of accounting change	$273,186	$1.75	$334,543	$ 2.42	$207,156	$ 1.50	$403,578	$2.93	$464,952	$ 3.52
Items affecting comparability after tax:										
Business realignment and asset impairments included in cost of sales	—	—	—	—	31,765	0.23	4,068	0.03	1,287	—
Costs to explore the sale of the Company included in selling, marketing and administrative expense	—	—	—	—	—	—	10,907	0.08	—	—
Gain on sale of airplane included in selling, marketing and administrative expense	—	—	(4,475)	(0.03)	—	—	—	—	—	—
Business realignment and asset impairments, net	—	—	—	—	140,085	1.02	17,441	0.13	14,201	0.11
(Gain) loss on sale of business	35,352	0.23	—	—	(1,103)	(0.01)	—	—	(5,706)	(0.04)
Elimination of amortization of goodwill and other intangible assets	12,443	0.08	13,477	0.10	13,579	0.10	—	—	—	—
Income excluding items affecting comparability	$320,981	$2.06	$343,545	$ 2.49	$391,482	$ 2.84	$435,994	$3.17	$474,734	$ 3.59
			1996-2000 CAGR	5%	Increase vs. prior yr.	14%	Increase vs. prior yr.	12%	Increase vs. prior yr.	13%

2004 Annual Meeting of Stockholders

- When: 2:00 p.m., April 28, 2004 (doors open at 12:30 p.m.)
- Where: The Hershey Lodge & Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania 17033
- Map on back cover
- Registered stockholders should bring Admission Ticket from top half of proxy card for admission to the Annual Meeting
- If voting by Internet, Admission Ticket will be forwarded to you
- If your shares are held by a broker, bank or other nominee, obtain a letter from the broker, bank or nominee, or bring your most recent account statement showing ownership of Hershey stock as of March 1, 2004, to gain admission to the Annual Meeting
- HERSHEY'S CHOCOLATE WORLD visitors center will provide refreshments, a product sample and 25% discount on selected items from 9:00 a.m. to 6:00 p.m.
- To receive product sample and 25% discount, present Admission Ticket, letter from broker, bank or nominee, or account statement described above

Annual Meeting Security

Security measures will be in place at the Annual Meeting for the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room. Stockholders are strongly encouraged not to carry items such as handbags and packages to the meeting as all such items will be inspected. Photo identification will be required to gain admittance. Sharp objects (such as pocketknives and scissors), cell phones, pagers, cameras and recording devices will not be permitted inside the meeting room.

TABLE OF CONTENTS

Notice of Annual Meeting

and

Proxy Statement

Hershey Foods Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

on

April 28, 2004

The Annual Meeting of Stockholders of HERSHEY FOODS CORPORATION will be held at 2:00 p.m. on April 28, 2004 at The Hershey Lodge & Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania 17033 for the following purposes:

(1) To elect nine directors;

(2) To approve the appointment of KPMG LLP as the Company's independent auditors for 2004; and

(3) To transact such other business as may be brought properly before the meeting and any and all adjournments thereof.

In accordance with the By-Laws and action of the Board of Directors, stockholders of record at the close of business on March 1, 2004 will be entitled to notice of, and to vote at, the meeting and any and all adjournments thereof.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 12, 2004

Please follow the instructions on the enclosed proxy card for voting by Internet or by telephone whether or not you plan to attend the meeting in person; or if you prefer, kindly mark, sign and date the enclosed proxy card and return it promptly in the enclosed, postage-paid envelope.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors ("Board") of HERSHEY FOODS CORPORATION, a Delaware corporation (the "Company" or "Hershey Foods"), for use at the Annual Meeting of Stockholders ("Annual Meeting") which will be held at 2:00 p.m., Wednesday, April 28, 2004 at The Hershey Lodge & Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania 17033, and at any and all adjournments of that meeting. This Proxy Statement and the enclosed proxy card are being sent to stockholders on or about March 12, 2004. The Company's principal executive offices are located at 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

Shares represented by properly voted proxies received by the Company at or prior to the Annual Meeting will be voted according to the instructions indicated by such proxies. Unless contrary instructions are given, the persons named on the proxy card intend to vote the shares so represented **FOR** the election of the nominees for director named in this Proxy Statement and **FOR** the approval of the appointment of KPMG LLP as the Company's independent auditors for 2004. As to any other business which may properly come before the Annual Meeting, the persons named on the proxy card will vote according to their best judgment.

CORPORATE GOVERNANCE PRINCIPLES

Role of the Board of Directors

The business of the Company is carried out by its employees under the direction and supervision of its Chief Executive Officer ("CEO"). The business shall be managed under the direction of the Board. In accordance with Delaware law, the role of the directors is to exercise their business judgment in the best interests of the Company. This role includes:

- review of the Company's performance, strategies and major decisions;
- oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

Selection and Composition of the Board

Board Size—As set forth in the By-Laws of the Company ("By-Laws"), the Board has the power to fix the number of directors by resolution. The Company's Restated Certificate of Incorporation requires at least three directors. In fixing the number, the Board will be guided by the principle that a properly functioning Board is small enough to promote substantive discussions in which each member can actively participate, and large enough to offer diversity of background and expertise. The Board will consider whether it is of the appropriate size as part of its annual performance evaluation.

Board Membership Criteria — In selecting directors, the Board generally seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole. Directors should be of the highest integrity and well-respected in their fields, with superb judgment and the ability to learn the Company's business and express informed, useful and constructive views. In reviewing the qualifications of prospective directors, the Board will consider such factors as it deems appropriate in light of these principles, which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of the other Board members, and the extent to which any candidate would be a desirable addition to the Board and any committees of the Board. In general, the Board seeks individuals who are knowledgeable in fields including finance, international business, marketing, information technology and consumer products. All members of the Audit Committee must be financially literate and at least one member must have accounting or related financial management expertise and be an audit committee financial expert as defined in Item 401(h) of Regulation S-K of the Securities and Exchange Commission ("SEC"), or any successor provision.

Independence — The Company is not required to have a majority of independent directors, because it is a "controlled company" within the meaning of the New York Stock Exchange ("NYSE") listing standards. However, the Company recently has operated with a Board composed of directors who are independent, with the exception of the Chairman and CEO. As this practice has served the Company well, a requirement that a majority of the Board consist of independent directors is included in these principles. In addition, the Company's Audit Committee, Compensation and Executive Organization Committee, and Committee on Directors and Corporate Governance shall consist solely of independent directors. At least annually, the directors shall determine which directors are independent. Rather than have one set of criteria for Board members as a whole and additional criteria for Audit Committee members, the Board will judge the independence of all directors based on the stringent standards applicable to Audit Committee members. Accordingly, the independence of directors shall be determined based on the following criteria:

- A director who receives (or, in the last three years, received), or whose immediate family member receives (or, in the last three years, received), direct compensation as an employee or any consulting, advisory or other compensatory fees from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service), is not independent, provided, however, that in making such determination, compensation received by an adult child or stepchild of a director who does not share a home with such director, for service as an employee of the Company, shall not be considered, except in the case of service as an elected or appointed officer of the Company, which service shall be considered.

- A director who is (or, within the last three years, was) affiliated with or employed by, or whose immediate family member is (or, within the last three years, was) affiliated with or employed in a professional capacity by, the present auditor of the Company or a firm which served (within the last three years) as the auditor of the Company is not independent.

- A director who is (or, within the last three years, was) employed, or whose immediate family member is (or, within the last three years, was) employed, as an executive officer of another company where any of the Company's present executives serves (or, within the last three years, served) on that company's compensation committee is not independent.

- A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent.

- A director who is (or, within the last three years, was) an employee or a non-employee executive officer of the Company is not independent.

- A director who is an immediate family member of an individual who is (or, within the last three years, was) an executive officer of the Company, whether as an employee or non-employee, is not independent.

- A director who is an affiliated person of the Company, as defined under the rules of the SEC, is not independent; provided, however, if the director is an affiliated person solely because he or she sits on the board of directors of an affiliate of the Company, as defined under the rules of the SEC, then the director is independent if he or she, except for being a director on each such board of directors, does not accept directly or indirectly any consulting, advisory, or other compensatory fee from either such entity, other than the receipt of only ordinary-course compensation for serving as a member of the board of directors, or any board committee of each such entity, and the director satisfies all other standards.

- A director who is, or whose immediate family member is, a director, trustee, officer or employee of a non-profit organization to which the Company has donated more than $100,000 in any year within the last three years is not independent.
- A director's participation in the Company's Charitable Awards Program does not render him or her non-independent.

A director who is not deemed non-independent under the foregoing shall be presumed to have no material relationship with the Company, however the Board shall make its determination based on all facts and circumstances. For purposes of application of these criteria, (i) "immediate family" shall be defined as including all individuals who are considered immediate family of a director under the regulations implementing the Sarbanes-Oxley Act, as well as all individuals who are considered immediate family of a director under the NYSE listing standards, (ii) compensation received by a director for former service as an interim Chairman or CEO shall not be considered in determining independence, and (iii) references to "company" for purposes of determining independence, include any parent or subsidiary in a consolidated group with the company. Directors shall notify the Chair of the Committee on Directors and Corporate Governance and the Chairman and CEO prior to accepting a board position on any other organization, so that the effect, if any, of such position on the director's independence may be evaluated.

Selection of Board Members — Nomination of directors is the responsibility of the Committee on Directors and Corporate Governance, all of whose members shall be independent directors. Recommendations may come from directors, stockholders or other sources. Recommendations may come from management, with the understanding that the Board is not required to consider candidates recommended by management. An offer to join the Board will be extended by the Chair of the Committee on Directors and Corporate Governance or the Chairman of the Board if the Chairman is not also an officer or employee of the Company.

Tenure

- The Board has not established term limits, and, given the value added by experienced directors who can provide a historical perspective, term limits are not considered appropriate. New ideas and diversity of views are maintained by careful selection of directors when vacancies occur. In addition, the performance of individual directors and the Board as a whole are reviewed annually, prior to the nomination of directors for vote by stockholders at each Annual Meeting.
- When a director's principal occupation or business or institutional affiliation changes materially from that at the time of his or her first election to the Board, the director will tender his or her resignation by directing a letter of resignation to the Chair of the Committee on Directors and Corporate Governance, except that if the director is the Chair of such committee, he or she shall direct the resignation to the Chairman of the Board. The Board will determine whether to accept such resignation.
- Directors will not be nominated for reelection after their 70th birthday.

Operation of the Board

Chairman — The CEO serves as Chairman of the Board. This serves the Company well, and the independent directors have many opportunities to have a significant influence on the structure and functioning of the Board. However, the Board might determine that during periods of transition following the election of a new CEO or during other unusual circumstances, the CEO should not also serve as Chairman of the Board.

Board Meetings

- The Board will hold approximately six regular meetings per year, scheduled by resolution of the Board sufficiently far in advance to accommodate the schedules of the directors. Special meetings may be called at any time by the Chairman or a Vice Chairman of the Board (if any), or by the CEO, or by one-sixth (calculated to the nearest whole number) of the total number of directors constituting the Board, to address specific issues.

- Agendas are established by the Chairman and sent in advance to the Board. Any director may submit agenda items for any meeting. A rolling agenda has been established, which includes a full annual review of the Company's strategic plan, quarterly reviews of the Company's financial performance, and committee reports and updates at each meeting on the business and other items of significance to the Company. Information relevant to agenda items shall be submitted to the Board in advance, and the agenda will be structured to allow appropriate time for discussion of important items.

Executive Sessions — Executive sessions are sessions of non-management directors. The directors may choose to invite any member of management, including the Chairman and CEO. Typically, closed sessions are held at the beginning of each regular Board meeting, and at such other times as the Board may determine, with all directors, including the Chairman and CEO, in attendance without any third parties or Company officers or employees (other than the Chairman and CEO). Executive sessions are held at the conclusion of each regular Board meeting, and at such other times as the non-management directors may determine, without the Chairman and CEO or any other member of Company management present, to review such matters as may be appropriate, including the report of the outside auditors, the criteria upon which the performance of the CEO and other senior managers is based, the performance of the CEO measured against such criteria and the compensation of the CEO. If at any time the Board includes any non-management directors who are not independent, such directors shall be excluded from one executive session each year. Executive sessions are chaired by an independent director assigned on a rotating basis. This has served the Company well historically and has allowed each independent director an opportunity to serve as lead director. In addition, any director may call a special executive session to discuss a matter of significance to the Company and/or the Board.

Committees — All major decisions are made by the Board; however, the Board has established committees to enable it to handle certain matters in more depth. The committees are (1) Audit, (2) Directors and Corporate Governance, (3) Compensation and Executive Organization, and (4) Executive. Although not mandatory, independent directors, other than Committee chairs, are generally expected to serve on two committees. Members of the committees are recommended by the Committee on Directors and Corporate Governance and approved by the Board. Committee members serve at the pleasure of the Board, for such period of time as the Board may determine, consistent with these governance principles. All directors serving on the Audit, Directors and Corporate Governance, and Compensation and Executive Organization committees must be independent, as determined by the Board in accordance with these governance principles and as required by applicable law and regulation. The Executive Committee is made up of the chair of each of the other committees along with the Chairman of the Board. Any transaction not in the ordinary course of business by and among the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or the Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, shall be reviewed and approved in advance by a subcommittee composed of the independent members of the Executive Committee. The charter of each committee is published on the Company's website and will be made available to any stockholder on request. Each committee chair shall report the highlights of the committee meeting to the full Board at the Board meeting following the committee meeting. The Chairman of the Board serves as chair of the Executive Committee. The chairs of the Audit Committee, the Committee on Directors and Corporate Governance and the Compensation and Executive Organization Committee (the "Independent Committees") are recommended by the Committee on Directors and Corporate Governance and approved by the Board. Under normal circumstances, following four consecutive years as the Chair of an Independent Committee, a director shall not serve again on such committee for at least one year after standing down as the Chair thereof. A Chair of an Independent Committee may be permitted to continue to serve on such committee with Board approval if the Board determines that the former Chair uniquely fills a specific need of such Committee. The structure and functioning of the committees shall be part of the annual Board evaluation.

Director Participation in Board and Committee Meetings — Each director is expected to participate actively in his or her respective committee meetings and in Board meetings. Directors are expected to attend all meetings and are expected to come prepared for a thorough discussion of agenda items. Directors are expected to attend the Company's Annual Meeting of Stockholders. Participation by directors will be reviewed as part of the annual assessment of the Board and its committees.

Access to Company Personnel

Directors have full and free access to the Company's officers and employees. Division and function heads regularly make presentations to the Board and committees on subjects within their areas of responsibility. The CEO will invite other members of management to attend meetings or other Board functions as appropriate. Directors may initiate communication with any employee and/or invite any employee to any Board or committee meeting; however, they are expected to exercise judgment to protect the confidentiality of sensitive matters and to avoid disruption to the business, and they are expected to copy the CEO on written communications to company personnel under normal circumstances.

Access to Outside Advisors

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining approval of Company management in advance.

Training

Orientation — Each new Board member shall undergo an orientation designed to educate the director about the Company and his/her obligations as a director. At a minimum, the orientation shall include meetings with several members of the Hershey Executive Team and the Chief Governance Officer, a tour of key facilities and review of reference materials regarding the Company and corporate governance, the Company's strategic plan and the last annual report.

Ongoing Education — The Company will pay reasonable expenses for each director to attend at least one relevant continuing education program each year. Directors are encouraged but not required to attend. In addition, the Company will keep directors informed of significant developments as appropriate. Each Board meeting shall include a report to directors on (1) significant business developments affecting the Company, (2) significant legal developments affecting the Company, and (3) significant legal developments affecting the Board members' obligations as directors.

Oversight of Management

Review of CEO Performance and Compensation — The independent directors, together with the Compensation and Executive Organization Committee, monitor the performance of the CEO. Annually they shall review the performance appraisal of the CEO performed by the Compensation and Executive Organization Committee and shall review and approve the CEO's compensation recommended by such committee.

Review of Strategic Plan — The Board shall review the Company's strategic plan annually. All Board members are expected to participate in an active review. The CEO will invite to the review members of management with responsibility for key divisions and functions and any other personnel the CEO deems helpful, for purposes of providing information sufficient to facilitate a full and frank discussion.

Management Succession

- The Board shall review management succession plans annually. This shall include review by the Board of organization strength and management development and succession plans for each member of the Company's executive team. The Board shall also maintain and review annually, or more often if appropriate, a succession plan for the CEO.
- If the President, CEO and/or Chairman of the Board is unable to perform for any reason, including death, incapacity, termination, or resignation before a replacement is elected, then: (1) if the Company is without a Chairman of the Board, the Chair of the Committee on Directors and Corporate Governance shall serve as Chairman until a replacement is elected or, in the case of temporary incapacity, until the Board determines that the incapacity has ended; (2) if the Company is without a President and CEO, the interim President and CEO shall be the officer of the Company approved by the Board, taking into consideration the annual recommendation of the CEO; (3) in the case of incapacity of the President, CEO and/or Chairman, the Board shall determine whether to search for a replacement; and (4) the Chair of the Compensation and Executive Organization Committee shall lead any search for a replacement.

Evaluation and Compensation of the Board

Annual Evaluations — The directors shall evaluate the performance of the Board and its committees annually. Each director shall complete an evaluation form for the Board as a whole and each of the committees on which he or she has served during the year. Evaluation results shall be reviewed by the Committee on Directors and Corporate Governance, which shall present to the Board the results along with any recommendations for change that the Committee deems appropriate. These governance principles and the committee charters shall be reviewed annually in conjunction with the annual evaluation. The Committee on Directors and Corporate Governance shall also review the performance of Board members when they are considered for reelection and at any time upon request of a Board member.

Director Compensation and Benefits

- *General* — The Compensation and Executive Organization Committee shall review and make recommendations to the Board annually with respect to the form and amount of compensation and benefits. These will be established after due consideration of the responsibilities assumed and the compensation of directors at similarly situated companies.
- *Stock Ownership*
  - — The Board will not nominate any person to be elected a director at an Annual Meeting of Stockholders unless such person owns, as defined below, or agrees to purchase and own at least 200 shares of the Company's Common Stock on or before the record date for the proxy statement for such meeting.
  - — The Board desires that each director own, as defined herein, shares of the Company's Common Stock in an amount at least equal to the Stockholding Guidelines as of January 1 of each year following the fifth anniversary of the date the Board approves this policy in the case of current directors and as of January 1 of each year following the fifth anniversary of becoming a director in the case of a director first becoming a director subsequent to the date of such Board approval. For purposes of the requirements herein and in the preceding paragraph, ownership of the Company's Common Stock includes Common Stock equivalent shares such as common stock units deferred under the Company's Directors' Compensation Plan and restricted stock units granted quarterly under that plan.
  - — Stockholding Guidelines as of January 1 of any year means the number of shares of the Company's Common Stock, as described in the preceding paragraph, with a value, valued at the average closing price on the NYSE of the Common Stock on the first three trading days of the month of December of the preceding year, equal to three times the sum of (a) the annual

retainer under the Company's Directors' Compensation Plan for such year and (b) the target value of the restricted stock unit grant under that plan.

Code of Conduct

Directors are held to the highest standards of integrity. The Company's Code of Ethical Business Conduct applies to directors as well as officers and employees and covers areas including conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee has responsibility for oversight of the Company's communication of, and compliance with, the Code of Ethical Business Conduct.

DIRECTOR INDEPENDENCE, CODE OF ETHICAL BUSINESS CONDUCT AND COMMUNICATIONS WITH DIRECTORS

Director Independence

The Board has reviewed the qualifications, relationships, employment history, board affiliations and other criteria of each of the directors recommended by the Board for election at the Annual Meeting to determine his or her independence under the Company's Corporate Governance Principles and under applicable rules of the Securities and Exchange Commission and listing standards of the New York Stock Exchange. Based upon its evaluation, the Board has unanimously determined that, except for R. H. Lenny, Chairman of the Board, President and Chief Executive Officer of the Company, no director recommended by the Board for election at the Annual Meeting has a material relationship with the Company and all such directors are independent in accordance with the Company's Corporate Governance Principles and applicable rules of the Securities and Exchange Commission and listing standards of the New York Stock Exchange.

Code of Ethical Business Conduct

The Board has adopted a Code of Ethical Business Conduct applicable to the Company's directors, officers and employees, a copy of which is furnished in Appendix C to the materials provided to stockholders with this Proxy Statement and may also be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Communications with the Audit Committee and Other Non-Management Directors

The Audit Committee of the Board of Directors ("Audit Committee") has established procedures for confidential, anonymous submission of complaints by employees and for receipt, retention and treatment of complaints, from whatever source, received by the Company, regarding accounting, internal accounting controls or auditing matters. These procedures are outlined in a document entitled Procedures for Submission and Handling of Complaints Regarding Compliance Matters, a copy of which is furnished in Appendix C to the materials provided to stockholders with this Proxy Statement and may also be viewed on the Company's website at www.hersheys.com in the Investor Relations section. Interested persons (including stockholders and employees of the Company) may also communicate directly with the non-management directors of the Board as a group by following the procedures posted in the Investor Relations section of the Company's website.

Proposal No. 1 — ELECTION OF DIRECTORS

Nine directors are to be elected at the Annual Meeting, each to serve until the next Annual Meeting and until his or her successor shall have been elected and qualified. Each of the nominees named in the following pages is currently a member of the Board. John C. Jamison, currently a director of the Company, will retire from the Board as of the Annual Meeting on April 28, 2004. The Milton Hershey School Trust, a stockholder of the Company whose holdings are more fully described in this Proxy Statement beginning on page 20 in the section entitled "Description of the Milton Hershey School Trust and Hershey Trust Company," recommended to R. H. Lenny by letter dated June 2, 2003 that Robert F. Cavanaugh, an independent member of the Board of Directors of Hershey Trust Company and the Board of Managers of Milton Hershey School, be nominated as a new director of the Company. Mr. Lenny referred the recommendation to the Committee on Directors and Corporate Governance which, in turn, reviewed and approved Mr. Cavanaugh's qualifications for Board membership. Mr. Cavanaugh was elected a new director by the Board on October 7, 2003 upon the recommendation of the Committee on Directors and Corporate Governance. He will stand for election by the stockholders for the first time at the Annual Meeting.

Pursuant to the Company's Restated Certificate of Incorporation, as amended ("Certificate"), and By-Laws, one-sixth of the directors, which equates presently to two directors, are to be elected by the holders of the Company's Common Stock, one dollar par value ("Common Stock"), voting separately as a class. The nominees receiving the greatest number of votes of the holders of the Common Stock voting separately as a class will be elected.

Mmes. Harriet Edelman and Marie J. Toulantis have been nominated by the Board for the positions to be elected by the holders of the Common Stock voting separately as a class. The remaining seven individuals listed have been nominated by the Board for the seven positions to be elected by the holders of the Common Stock and the Company's Class B Common Stock, one dollar par value ("Class B Stock"), voting together without regard to class. Holders of Common Stock will be entitled to cast one vote for each share held, and holders of Class B Stock will be entitled to cast ten votes for each share held. The seven nominees receiving the greatest number of votes of the holders of the Common Stock and Class B Stock voting together will be elected. In case any of the nominees should become unavailable for election for any reason not presently known or contemplated, the persons named on the proxy card will have discretionary authority to vote pursuant to the proxy for a substitute.



JON A. BOSCIA, age 51, is Chairman and Chief Executive Officer of Lincoln National Corporation, Philadelphia, Pennsylvania, a leading financial services company. He was elected Chairman of the Board of Lincoln National Corporation in March 2001 and has been Chief Executive Officer since July 1998. From January 1998 to March 2001, he held the office of President. A Hershey Foods director since 2001, he chairs the Committee on Directors and Corporate Governance and is a member of the Executive Committee.



ROBERT H. CAMPBELL, age 66, retired in 2000 as Chairman of the Board and Chief Executive Officer of Sunoco, Inc., Philadelphia, Pennsylvania, a petroleum refiner and marketer. He had been Chief Executive Officer since 1991, Chairman of the Board since 1992 and a director of Sunoco, Inc. since 1988. He is a director of CIGNA Corporation and Vical Incorporated. A Hershey Foods director since 1995, he is a member of the Committee on Directors and Corporate Governance and the Compensation and Executive Organization Committee.



ROBERT F. CAVANAUGH, age 45, is Managing Director of DLJ Real Estate Capital Partners, Los Angeles, California, a subsidiary of Credit Suisse First Boston and a leading global investment banking firm. He has held that position since October 1999. From 1995 to 1999, he was Managing Director — Real Estate Investment Banking for Bankers Trust Company. A Hershey Foods director since 2003, he is a member of the Audit Committee and the Compensation and Executive Organization Committee.



GARY P. COUGHLAN, age 60, retired in 2001 as Senior Vice President, Finance and Chief Financial Officer of Abbott Laboratories, Inc., Abbott Park, Illinois, a diversified international healthcare company. He had held that position since May 1990. He is a director of Arthur J. Gallagher & Co. A Hershey Foods director since 2001, he is a member of the Audit Committee and the Committee on Directors and Corporate Governance.



HARRIET EDELMAN, age 48, is Senior Vice President and Chief Information Officer of Avon Products, Inc., New York, New York, the world's leading seller of beauty and related products. She was elected to that position in January 2000. She was formerly Senior Vice President, Global Operations from June 1998 to January 2000. She is a director of Blair Corporation. A Hershey Foods director since 2003, she is a member of the Audit Committee and the Compensation and Executive Organization Committee. She has been nominated for election by the holders of the Common Stock voting separately as a class.



BONNIE G. HILL, age 62, is President of B. Hill Enterprises, LLC, Los Angeles, California, a consulting company, and Chief Operating Officer of Icon Blue, Inc., Los Angeles, California, a brand marketing company. Previously she was President and Chief Executive Officer of The Times Mirror Foundation; and Senior Vice President, Communications and Public Affairs, *Los Angeles Times*, a subsidiary of Tribune Company. She is a director of AK Steel Holding Corporation, Albertson's, Inc., California Water Service Group, The Home Depot, Inc., and YUM! Brands, Inc. Although also currently a director of ChoicePoint, Inc., she has elected not to stand for reelection as a director of that corporation at its annual meeting on April 29, 2004. A Hershey Foods director since 1993, she is a member of the Committee on Directors and Corporate Governance and the Compensation and Executive Organization Committee.



RICHARD H. LENNY, age 52, was elected Chairman of the Board, President and Chief Executive Officer of Hershey Foods Corporation effective January 1, 2002. From March 2001 to December 2001, he was President and Chief Executive Officer of the Company. From January 2001 until March 2001, he was Group Vice President of Kraft Foods, Inc. and President of its Nabisco Biscuit and Snack business. From February 1998 to December 2000, he was President, Nabisco Biscuit Company. He is a director of Sunoco, Inc. A Hershey Foods director since 2001, he chairs the Executive Committee.



MACKEY J. McDONALD, age 57, is Chairman of the Board, Chief Executive Officer and President of VF Corporation, Greensboro, North Carolina, an international apparel company. He was elected Chairman of the Board of VF Corporation in 1998. He has been Chief Executive Officer since 1996 and President since 1993. He is a director of Wachovia Corporation and Tyco International Ltd. A Hershey Foods director since 1996, he chairs the Compensation and Executive Organization Committee and is a member of the Executive Committee.



MARIE J. TOULANTIS, age 49, is Chief Executive Officer of Barnes & Noble.com, New York, New York, an online retailer of books, music and DVDs. She was elected to that position in February 2002. From May 2001 to February 2002, she held the office of President and Chief Operating Officer and from May 1999 to May 2001 was Chief Financial Officer. From March 1999 to May 1999, she was Chief Financial Officer of Barnes & Noble, Inc., the world's largest bookseller, and from July 1997 until March 1999, was that company's Executive Vice President, Finance. A Hershey Foods director since 2003, she is a member of the Audit Committee and the Committee on Directors and Corporate Governance. She has been nominated for election by the holders of the Common Stock voting separately as a class.

The Board of Directors recommends a vote FOR the director nominees listed above, and proxies that are returned will be so voted unless otherwise instructed.

BOARD COMMITTEES

The Board has four separately designated standing committees: the Audit Committee (established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act")), the Committee on Directors and Corporate Governance, the Compensation and Executive Organization Committee, and the Executive Committee. In addition to the four standing committees, the Board from time to time establishes committees of limited duration for special purposes.

Audit Committee — 10 meetings in 2003

Members:	John C. Jamison (Chair) Robert F. Cavanaugh Gary P. Coughlan Harriet Edelman Marie J. Toulantis
Independence:	The Board has determined that all directors on this Committee are independent under applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Exchange Act and the Company's Corporate Governance Principles.
Responsibilities:	Assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the independent auditors and the Company's internal audit function; Directly oversees and has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors; Approves all audit and non-audit engagement fees and terms with the independent auditors; and Establishes and maintains procedures for the receipt, retention and treatment of complaints received by the Company, from any source, regarding accounting, internal accounting controls or auditing matters and from employees for the confidential anonymous submission of concerns regarding questionable accounting or auditing matters.
Charter:	A current copy of the amended Charter of the Audit Committee accompanies this Proxy Statement and is furnished in Appendix D to the materials provided to stockholders with this Proxy Statement. The Charter may also be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Committee on Directors and Corporate Governance 6 meetings in 2003

Members:	Jon A. Boscia (Chair) Robert H. Campbell Gary P. Coughlan Bonnie G. Hill Marie J. Toulantis
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Principles.
Responsibilities:	Reviews and makes recommendations on the composition of the Board and its committees; Identifies, evaluates and recommends candidates for election to the Board consistent with the Board's membership qualifications; Reviews and makes recommendations to the full Board on corporate governance matters and the Board's corporate governance principles and policies; and Oversees the evaluation of the Board and management.
Charter:	A current copy of the Charter of the Committee on Directors and Corporate Governance is furnished in Appendix D to the materials provided to stockholders with this Proxy Statement and may also be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

The Committee on Directors and Corporate Governance follows the process for identifying and evaluating candidates to be nominated as directors and the criteria for Board membership contained in the Company's Corporate Governance Principles, set forth in this Proxy Statement beginning on page 2. Recommendations for director candidates may come from directors, stockholders or other sources. Occasionally, the Committee on Directors and Corporate Governance utilizes a paid third-party consultant to assist it in identifying and evaluating director candidates. Stockholders desiring to nominate a director candidate at any meeting of stockholders, including any annual meeting of stockholders, must comply with the procedures for nomination set forth in the section entitled "Stockholder Proposals and Nominations," beginning on page 34.

Compensation and Executive Organization Committee 9 meetings in 2003

Members:	Mackey J. McDonald (Chair) Robert H. Campbell Robert F. Cavanaugh Harriet Edelman Bonnie G. Hill
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Principles.
Responsibilities:	Establishes the compensation of the Company's directors and elected officers;

Grants performance stock units, stock options, restricted stock units and other rights under the Long-Term Incentive Program of the Company's Key Employee Incentive Plan, as amended ("Incentive Plan");

Establishes target-award levels and makes awards under the Annual Incentive Program and the Long-Term Incentive Program of the Incentive Plan;

Administers the Incentive Plan, the Employee Benefits Protection Plans and the Supplemental Executive Retirement Plan;

Monitors compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests;

Reviews the executive organization of the Company; and

Monitors the development of personnel available to fill key management positions as part of the succession planning process.

Charter: A current copy of the Charter of the Compensation and Executive Organization Committee is furnished in Appendix D to the materials provided to stockholders with this Proxy Statement and may also be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Executive Committee — 1 meeting in 2003

Members:

Richard H. Lenny (Chair)
Jon A. Boscia
John C. Jamison
Mackey J. McDonald

Responsibilities: Manages the business and affairs of the Company, to the extent permitted by the Delaware General Corporation Law, when the Board is not in session. A subcommittee consisting of the independent directors on this Committee reviews and approves in advance any transaction not in the ordinary course of business between the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or the Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing.

Charter: A current copy of the Charter of the Executive Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

DIRECTORS' ATTENDANCE

There were six regular meetings and two special meetings of the Board of Directors during 2003. No director attended less than 75% of the sum of the total number of meetings of the Board held during the period for which he or she was a director and the total number of meetings held by all committees of the Board on which he or she served during the period that he or she served in 2003. Average attendance for all of these meetings equaled 94%.

Directors are also expected to attend the Company's annual meetings of stockholders. All but one of the directors standing for election at the Company's annual meeting held April 22, 2003 were in attendance at that meeting, including six directors standing for reelection and two director nominees.

DIRECTORS' COMPENSATION

Annual Retainer	$55,000
Annual Restricted Stock Unit Grant	$40,000*
Annual Retainer for Committee Chairs	$ 5,000

* $60,000 beginning January 1, 2004

The Directors' Compensation Plan is designed to attract and retain qualified non-employee directors and to align the interests of non-employee directors with those of the stockholders by paying a portion of their compensation in units representing shares of Common Stock. Directors who are employees of the Company receive no remuneration for their services as directors.

In 2003, restricted stock units ("RSUs") were granted quarterly on the first day of January, April, July and October on the basis of the number of shares of Common Stock, valued at the average closing price on the New York Stock Exchange of the Common Stock on the last three trading days preceding the grant, equal to $10,000. Following a review of competitive data, which disclosed the need to adjust director compensation upward to be in line with that paid at comparable companies, the Board elected in December 2003 to increase the quarterly RSU grant to a value equivalent to the number of shares of Common Stock equal to $15,000, beginning January 1, 2004. While the value of the annual RSU grant is targeted at $60,000, the actual value of the grant may be higher or lower depending upon the performance of the Common Stock following the grant dates. A director's RSUs will vest and be distributed upon his or her retirement from the Board.

Directors may elect to receive all or a portion of their retainer in cash or Common Stock, although committee chair fees are paid only in cash. A director may defer receipt of the retainer and committee chair fees until his or her retirement from the Board.

All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at Board and committee meetings and for minor incidental expenses incurred in connection with performance of directors' services. In addition, directors are reimbursed for at least one director continuing education program each year, provided with travel accident insurance while traveling on the Company's business, receive the same discounts as employees on the purchase of the Company's products and are eligible to participate in the Company's Gift Matching Program.

The Company maintains a Directors' Charitable Award Program for individuals who became directors prior to December 31, 1996. This program is a self-funded life insurance program on eligible directors and funds charitable donations by the Company to educational institutions designated by those directors. The amount of the donation varies according to the director's length of service as a director, up to a maximum donation of $1 million after five years of service. Four current directors (Ms. Hill and Messrs. Campbell, Jamison and McDonald) and fifteen retired directors participate in the program. The amount of the charitable donation per current participating director is $1 million.

AUDIT COMMITTEE REPORT

The role of the Audit Committee of the Board of Directors is to prepare this report and to assist the Board in its oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors and the Company's internal audit function. The Board, in its business judgment, has determined that all members of the Audit Committee are "independent" as required by applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Exchange Act and the Company's Corporate Governance Principles; that all members are financially literate; that at least one member of the Committee, Gary P. Coughlan, qualifies as an "audit committee financial expert" as defined in the applicable regulations of the Securities and Exchange Commission; and that Mr. Coughlan has accounting or related financial management expertise. The Audit Committee operates pursuant to a Charter that was last amended and restated by the Board on December 2, 2003. A copy of that Charter accompanies this Proxy Statement and is furnished in Appendix D to the materials provided to stockholders with this Proxy Statement. The Charter may also be viewed on the Company's website at www.hersheys.com in the Investor Relations section. As set forth in the Charter, management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, and the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining the Company's accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States.

In the performance of its oversight function, the Audit Committee has considered and discussed the audited financial statements with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. Finally, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with the independent auditors the auditors' independence.

The members of the Audit Committee are not full-time employees of the Company and are not performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. Members of the Audit Committee necessarily rely on the information provided to them by management and the independent auditors. Accordingly, the Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with auditing standards generally accepted in the United States, that the financial statements are presented in accordance with accounting principles generally accepted in the United States or that the Company's auditors are in fact "independent."

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE OF THE COMPANY'S
BOARD OF DIRECTORS

John C. Jamison, Chair   Robert F. Cavanaugh   Gary P. Coughlan
Harriet Edelman   Marie J. Toulantis

INDEPENDENT AUDITOR FEES

Set forth below are the aggregate fees billed by KPMG LLP, the Company's principal independent auditors, for professional services rendered to the Company during the fiscal years ended December 31, 2003 and 2002:

For the Fiscal Year Ended December 31,	2003	2002
Audit Fees	$1,331,825	$1,171,125
Audit-Related Fees(1)	502,266	443,236
Tax Fees(2)	129,263	351,261
All Other Fees(3)	10,894	188,498
Total Fees	$1,974,248	$2,154,120

(1) Fees associated primarily with services related to potential business transactions, the auditing of employee benefit plans and, in 2002, the possible sale of the Company.

(2) Fees pertaining primarily to tax issues, preparation of tax returns for the Company's foreign subsidiaries and, in 2002, services related to tax issues involving the possible sale of the Company.

(3) Fees pertaining primarily to assistance with state unclaimed property reviews.

Pre-Approval Policy Regarding Independent Auditor Services

It is the Audit Committee's policy to pre-approve all audit and non-audit services performed by the Company's independent auditors, KPMG LLP. Following a presentation by management to the Audit Committee describing the types of services to be performed in connection with, and the projected budget for, a particular engagement, the Audit Committee informs management whether it approves the engagement and the budget. In the case of any proposed engagement of KPMG LLP to perform non-audit services in 2003, the Audit Committee informed management that approval of the engagement would normally be denied if the fees projected to be paid to KPMG LLP for that engagement, when added to the fees paid or projected to be paid to KPMG LLP for all other engagements to provide non-audit services for the fiscal year would, in the aggregate, equal or exceed fifty percent of the aggregate of all audit fees projected to be paid by the Company to KPMG LLP for that fiscal year. On December 2, 2003, the Audit Committee further refined its policy when it adopted an amended Charter containing a statement that under ordinary circumstances the fees for non-audit services paid to the Company's principal independent auditors in any fiscal year should not exceed 25% of audit fees paid to the independent auditors in that year.

Proposal No. 2 — APPOINTMENT OF AUDITORS

The Board of Directors, on the recommendation of the Audit Committee, has appointed KPMG LLP as independent auditors for the Company for the year ending December 31, 2004. Although not required to do so, the Board is submitting the appointment of that firm for approval at the Annual Meeting. KPMG LLP has audited the Company's financial statements since May 10, 2002 and is considered to be well-qualified. If the appointment is not approved, the Board will reconsider its appointment. Representatives of KPMG LLP will be present at the Annual Meeting with the opportunity to make a statement if they so desire and will be available to respond to questions.

On April 30, 2002, the Board, upon the recommendation of the Audit Committee, approved the dismissal of Arthur Andersen LLP ("Andersen") as the Company's independent auditors. The stockholders approved the dismissal of Andersen that same day at the 2002 annual meeting of stockholders. Andersen had served as the Company's independent auditors since 1927.

Andersen's reports on the Company's Consolidated Financial Statements for the years ended December 31, 2001 and 2000 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001 and 2000, and the subsequent interim period through the date of Andersen's dismissal, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of such disagreement in connection with its report on the Company's Consolidated Financial Statements for such years; additionally, there were no reportable events as listed in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Andersen with a copy of the foregoing disclosures. A copy of Andersen's letter stating its agreement with the foregoing disclosures was filed as Exhibit 16 to the Company's Current Report on Form 8-K, filed on April 30, 2002.

During the years ended December 31, 2001 and 2000, and the subsequent interim period through the date of KPMG LLP's appointment on May 10, 2002, neither the Company nor anyone on its behalf consulted KPMG LLP regarding any of the matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The affirmative vote of a majority of the votes represented at the Annual Meeting in person or by proxy of the Common Stock and Class B Stock voting together without regard to class is required for approval of the appointment of auditors.

The Board of Directors recommends a vote FOR Proposal No. 2, and proxies that are returned will be so voted unless a contrary vote is designated.

VOTING SECURITIES

The Company has shares of two classes of stock outstanding, Common Stock and Class B Stock. At the close of business on March 1, 2004, the record date for the Annual Meeting, there were outstanding 99,184,581 shares of Common Stock and 30,422,096 shares of Class B Stock, all of which are entitled to be voted. Holders of record of the Company's Common Stock on March 1, 2004 will be entitled to cast one vote for each share held, and holders of record of the Class B Stock on March 1, 2004 will be entitled to cast ten votes for each share held. The Common Stock is entitled to cash dividends 10% higher than those declared on the Class B Stock.

According to the Company's By-Laws, the presence in person or by proxy of the holders of a majority of the votes entitled to be cast of the outstanding Common Stock and Class B Stock, respectively, shall constitute quorums for matters to be voted on separately by the holders of the Common Stock voting separately as a class and the holders of the Class B Stock voting separately as a class. The presence in person or by proxy of the holders of a majority of the votes entitled to be cast by the combined outstanding shares of the Common Stock and the Class B Stock shall constitute a quorum for matters to be voted on without regard to class.

The vote required for approval of any matter which may be the subject of a vote of the stockholders is provided for in the Company's Certificate and By-Laws. The specific vote requirements for the proposals being submitted to a stockholder vote at this year's Annual Meeting are set forth under the description of each proposal in this Proxy Statement.

Abstentions and broker non-votes (defined below) are counted for the purpose of determining whether a quorum is present at the Annual Meeting. For the purpose of determining whether a proposal (except for the election of directors) has received a majority vote, abstentions will be included in the vote totals with the result that an abstention will have the same effect as a negative vote. In instances where brokers are prohibited from exercising discretionary authority for beneficial owners who have not returned a proxy ("broker non-votes"), those shares will not be included in the vote totals and, therefore, will have no effect on the vote.

The table below sets forth the number of shares of the Company's Common Stock (including Common Stock equivalent shares) and Class B Stock owned by (i) each director, each executive officer named in the Summary Compensation Table on page 27 and the directors and executive officers of the

Company as a group, on March 1, 2004, and (ii) persons or entities owning more than five percent of the Common Stock or Class B Stock, on the dates indicated. Unless otherwise indicated in a footnote, the individuals and entities listed below have voting and investment power over the shares indicated. The voting and investment power over the shares held by the Milton Hershey School Trust and Hershey Trust Company are as indicated in the section entitled "Description of the Milton Hershey School Trust and Hershey Trust Company," beginning on page 20.

Holder	Common Stock(1)	RSUs and Deferred Stock Units(2)	Exercisable Stock Options(3)	Percent of Common Stock	Class B Common Stock	Percent of Class B Stock
Milton Hershey School Trust Founders Hall Hershey, PA 17033(4) Hershey Trust Company 100 Mansion Road Hershey, PA 17033(4)	12,276,671			12.4%	30,306,006	99.6%
Davis Selected Advisors, L. P. 2949 E. Elvira Road, Suite 101 Tucson, AZ 85706(5)	5,131,435			5.2%		
Hershey Trust Company(4)	432,878			**		
J. A. Boscia*	1,000	1,681		**		
R. Brace	11,849	8,676	54,713	**		
R. H. Campbell*	1,163	8,876		**		
R. F. Cavanaugh*		493		**		
F. Cerminara	7,477	27,066	63,150	**		
G. P. Coughlan*	1,973	1,581		**		
H. Edelman*	200	599		**		
B. G. Hill*(6)	467	4,686		**		
J. C. Jamison*	10,000	7,369		**		
R. H. Lenny*	30,034	43,303	442,001	**		
M. J. McDonald*	200	6,929		**		
B. H. Snyder	1,125		34,276	**		
M. J. Toulantis*	1,000	599		**		
D. J. West	223	13,318	19,263	**		
All directors and executive officers as a group (20 persons)	77,647	149,781	728,308	**		

* Director

** Less than 1%

(1) Amounts listed include shares of Common Stock allocated by the Company to the employee's account in the Company's Employee Savings Stock Investment and Ownership Plan ("ESSIOP") pursuant to Section 401(k) of the Internal Revenue Code.

(2) Listed in this column are common stock units over which the holder does not currently, and will not within sixty days of March 1, 2004, have voting power or investment power. Such units include restricted stock units ("RSUs") granted to executive officers under the Incentive Plan and to directors under the Directors' Compensation Plan, and common stock units deferred by executive officers under the Deferred Compensation Plan and by directors under the Directors' Compensation Plan.

RSUs granted to executive officers vest upon the expiration of the restriction period applicable to the particular grant, and RSUs granted to directors vest upon each director's retirement from the Board. Once vested, RSUs granted to executive officers are commonly paid in cash having a value equivalent to the closing price of the Common Stock on the New York Stock Exchange on the day preceding the vesting date, in an equal number of shares of Common Stock, or in a combination of cash and Common Stock. RSUs granted to directors are paid only in shares of Common Stock. The holder of Common Stock awarded pursuant to the vesting of RSUs has full voting and investment power over those shares.

Common stock units deferred under the Deferred Compensation Plan and the Directors' Compensation Plan are fully vested and are payable in Common Stock shares upon the expiration of the deferral period. For directors, the deferral period expires when the director ceases to be a member of the Board. Common stock units deferred under the Deferred Compensation Plan consist generally of vested performance stock units ("PSU") and RSU awards deferred by executive officers. Common stock units deferred under the Directors' Compensation Plan consist of director fees taken in stock with payment deferred at the election of the director until such director's retirement. Upon payment, the holder obtains voting and investment power over the shares.

(3) This column reflects stock options that are currently exercisable or capable of being exercised within 60 days of March 1, 2004.

(4) Reflects stockholdings as of March 1, 2004. See "Description of the Milton Hershey School Trust and Hershey Trust Company" for further information on the voting of these securities.

(5) Information regarding Davis Selected Advisors and its stockholdings is based upon information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2004. The filing indicated that as of February 11, 2004, Davis Selected Advisors had sole voting and investment power over 5,131,435 shares of Common Stock.

(6) Includes 150 shares held in trust by Ms. Hill's husband.

Description of the Milton Hershey School Trust and Hershey Trust Company

Milton Hershey School, a non-profit school for the full-time care and education of disadvantaged children located in Hershey, Pennsylvania, is the sole beneficiary of the trust established by Milton S. and Catherine S. Hershey in 1909. Investment decisions with respect to securities held by Hershey Trust Company, as Trustee for the benefit of Milton Hershey School (the "Milton Hershey School Trust"), are made by the Board of Directors of Hershey Trust Company, as Trustee, with the approval of the Board of Managers (governing body) of Milton Hershey School. Decisions regarding the voting of such securities are made by the Board of Directors of Hershey Trust Company, as Trustee for the benefit of Milton Hershey School. The Milton Hershey School Trust will be entitled to cast 12,276,671 of the total 99,184,581 votes, or 12.4%, entitled to be cast on matters required to be voted on separately by the holders of the Common Stock, and 315,336,731 of the total 403,405,541 votes, or 78.2%, entitled to be cast by the holders of the Common Stock and the Class B Stock voting together on matters to be voted on without regard to class.

Hershey Trust Company is a state-chartered trust company and holds 225,878 shares of the Company's Common Stock in its capacity as institutional fiduciary for 76 estates and trusts unrelated to the Milton Hershey School Trust. Hershey Trust Company also holds 207,000 shares of Common Stock as investments. Investment decisions and decisions with respect to voting of securities held by Hershey Trust Company as institutional fiduciary and as investments are made by the Board of Directors or management of Hershey Trust Company.

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, as fiduciary for the above-noted individual trusts and estates, and as direct owner of investment shares, will be entitled to vote 12,709,549 shares of Common Stock and 30,306,006 shares of Class B Stock at the meeting.

Pursuant to the Company's Certificate, all holders of Class B Stock, including the Milton Hershey School Trust, are entitled to convert any or all of their Class B Stock shares into shares of Common Stock at any time on a share-for-share basis. In the event the Milton Hershey School Trust ceases to hold more than 50% of the outstanding shares of the Class B Stock and at least 15% of the total outstanding shares of both the Common Stock and Class B Stock, all shares of the Class B Stock will automatically be converted into shares of Common Stock on a share-for-share basis. The Company's Certificate requires the approval of the Milton Hershey School Trust prior to the Company issuing shares of Common Stock or undertaking any other action which would cause the Milton Hershey School Trust to cease to be able to cast a majority of the votes entitled to be cast with regard to any matter upon which the Class B Stock is entitled to vote either separately as a class or together with any other class.

All of the outstanding shares of Hershey Trust Company are owned by the Milton Hershey School Trust. The members of the Board of Managers of Milton Hershey School are appointed by and from the Board of Directors of Hershey Trust Company. There are 11 members of the Board of Directors of Hershey Trust Company and 10 members of the Board of Managers of Milton Hershey School, including Robert F. Cavanaugh, who is a director of the Company, and R. H. Lenny, who is a director and the Chairman of the Board, President and Chief Executive Officer of the Company. Directors of Hershey Trust Company and members of the Milton Hershey School Board of Managers individually are not considered to be beneficial owners of the Company's shares of Common Stock or Class B Stock held by the Milton Hershey School Trust.

2003 EXECUTIVE COMPENSATION

Compensation and Executive Organization Committee Report on Executive Compensation

The Compensation and Executive Organization Committee of the Board of Directors ("Committee") is composed entirely of directors determined by the Board, in its business judgment, to have no material relationship to the Company and to be independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Principles. The Committee is responsible for the establishment and oversight of the Company's executive compensation program.

Executive Compensation Philosophy

The Company's executive compensation program is designed to meet the following objectives:

- To align the interests and performance of the executive officers with Company performance and the interests of stockholders;
- To attract, retain and motivate executive talent;
- To ensure that a significant portion of executive officers' total compensation is dependent upon the appreciation of the Company's Common Stock; and
- To provide a balanced total compensation package that recognizes the individual contributions of executive officers and the overall business results of the Company.

Each year the Committee conducts a full review of the Company's executive compensation program. The annual compensation review permits an ongoing evaluation of the link between the Company's performance and its executive compensation in the context of the compensation programs of other companies. This review is performed periodically with the assistance of an independent outside consultant whom the Committee reserves the right to select and/or meet with independently at its discretion. This annual review includes analyzing survey data comparing the competitiveness of the Company's executive compensation, Company performance, stock price appreciation and total return to stockholders with a peer group of food, beverage and consumer packaged goods companies representing the Company's most direct competitors for executive talent. The Committee also considers compensation data compiled from surveys of a broader group of industrial companies, some of which are from the food industry. In the Performance Graph on page 31, the Company's performance is compared, in part, to the Standard and Poor's Packaged Foods Index. The peer group considered relevant for the Company's compensation comparison purposes does not include all of the companies in the Packaged Foods Index as compensation data on all such companies are not readily available. Also, the peer group includes some companies that are not in the Packaged Foods Index because the Company selects those companies it believes to be direct competitors for executive talent. The Committee reviews and approves the list of peer companies included in the compensation analysis.

In the review of survey data, a statistical process involving regression analysis is used to determine competitive compensation levels. This approach adjusts compensation levels for factors such as net sales, return on equity and time in position within the organization to determine predicted values or "going rates" within the marketplace for each element of compensation. The Company targets total compensation "at or above" such "going rates."

The Committee believes the holding of significant equity interests in the Company by management aligns the interests of stockholders and management. Through the programs described in this report, a very significant portion of each executive officer's total compensation is linked directly to individual and Company performance and to Common Stock price appreciation.

The key elements of the Company's executive compensation program consist of base salary, an annual cash incentive program, and a long-term incentive program consisting of performance stock units and stock options. Restricted stock unit ("RSU") awards are also utilized on a limited basis to replace compensation forfeited by newly-hired executive officers and key managers of the Company as a result of their resignation from prior employers and as special incentive awards.

Incentives play an important role in motivating executive performance and in aligning executive pay practices with the interests of the stockholders. The Company's executive compensation program is intended to reward achievement of both short- and long-term business goals. To ensure proper balance in the achievement of these business goals, the incentive program places greater dollars at risk in long-term incentives compared to short-term incentives. The long-term incentive program is designed especially to ensure that the Company's executive officers have a significant portion of their total compensation tied to factors that affect the performance of the Company's Common Stock.

The Committee determined the total compensation of R. H. Lenny for the fiscal year ending December 31, 2003. The Committee also reviewed and approved the total compensation of the most highly-compensated executive officers, including those individuals whose compensation is detailed in this Proxy Statement. This is designed to ensure consistency throughout the executive compensation program.

The Committee's policies with respect to each of the elements of the executive compensation program, including the basis for the compensation awarded to Mr. Lenny, are discussed below. While the elements of compensation are described separately below, the Committee considers the total compensation package afforded by the Company when determining each component of the executive officer's compensation, including pension benefits, supplemental retirement benefits, insurance and other benefits.

Base Salaries

Base salaries for new executive officers are determined initially by evaluating the responsibilities of the position held, the experience of the individual and salaries paid in the competitive marketplace for executive talent, including a comparison of base salaries for comparable positions at other companies.

Salary reviews are conducted annually and salary adjustments are made based upon the performance of the Company and of each executive officer. The Committee considers both financial and, where appropriate, non-financial performance measures in making salary adjustments. In the case of executive officers with responsibility for a particular business unit, such unit's financial results are also considered. In 2003, base salaries for Mr. Lenny and 29 of the Company's senior-most officers, including the executive officers whose base salaries are set forth on page 27 of this Proxy Statement, were established using a technique called "broadbanding." Broadbanding compares the base salary of each such Hershey Foods executive with executives having similar organizational responsibilities at companies in Hershey Foods' compensation peer group. Because salary levels for executive officers at manufacturing companies often vary based upon the company's size in total revenues, the Committee performs a regression analysis that adjusts salary levels at the peer group companies to be more reflective of Hershey Foods' comparative size. The goal is then to set the base salary of each Hershey Foods executive at the size-adjusted 50th percentile level of his or her counterparts at the peer group companies. Base salaries for all other officers and salaried employees are set within salary ranges established for their positions as determined through the annual competitive salary surveys.

With respect to the base salary granted to R. H. Lenny in 2003, the Committee reviewed the Company's actual business results versus plan goals and the results achieved by him on various objectives the Committee established in 2002. The Committee also considered his base salary relative to base compensation levels of executives in Hershey Foods' compensation peer group having similar organizational responsibilities. Based on these factors, the Committee increased Mr. Lenny's salary by $100,000, an 11.8% increase on an annualized basis over his annual salary in 2002.

Annual Incentive Program

The Company's executive officers, as well as other key managerial and professional employees, are eligible for an annual cash incentive award under the Annual Incentive Program ("AIP") of the Incentive Plan. Participating executive officers are eligible to earn individual awards expressed as a percentage of base salary.

The final award is the product of the executive officer's base salary, the applicable target percentage, and a performance score calculated as the sum of a corporate or business unit performance score and an individual performance score.

Individual and short-term (annual) corporate and business unit performance objectives are established at the beginning of each year by the Committee. For 2003, the corporate or business unit objectives were weighted at 75% and the individual performance objectives were weighted at 25% of the total performance score. For executive officers at the corporate level, the corporate performance objectives for AIP award payments for 2003 were based on financial measures including earnings per share-diluted, consolidated net sales and consolidated economic return on invested capital. For executive officers at the business unit level, the business unit performance objectives for 2003 included unit operating income, unit net sales and consolidated economic return on invested capital. Adjustments are made to the performance results, if necessary, to take into account extraordinary or unusual items occurring during the performance year. Payment of annual cash incentive awards may be deferred to a later date at the election of the executive officer.

Performance scores in excess of the objectives for financial measures and/or individual performance expectations may result in the individual executive officer receiving more than his or her target percentage. The maximum corporate or business unit performance score for an executive officer in 2003 was 200%. The maximum score on the individual performance score was 150%, with the Committee having discretion to adjust this percentage downward. The range of the target percentages of base salary used in 2003 for annual cash incentive awards for executive officers was 40% to 125%, with the highest rate of 125% applicable only to Mr. Lenny.

In 2003, corporate-level participants in the AIP (which included Mr. Lenny) exceeded the corporate performance objectives set for earnings per share-diluted and consolidated economic return on invested capital, and did not achieve the performance objective for consolidated net sales. Based on these results and the Committee's evaluation of Mr. Lenny's individual performance objectives, Mr. Lenny was awarded a 2003 annual cash incentive award of $1,758,420.

Long-Term Incentive Program — Performance Stock Units

Performance stock units ("PSUs") were granted contingently in February 2003 under the Incentive Plan to those members of the Company's senior executive group most in a position to affect the Company's long-term results (a combined total of 42 individuals in 2003). PSU grants are based upon a percentage of the executive's annual salary. PSUs are granted every year and are earned based upon the Company's performance over a three-year cycle. Each year begins a new three-year cycle. Provided the Company has achieved the established performance objectives at the end of the three-year cycle, a payment is made. In determining whether performance objectives have been achieved, specific adjustments established by the Committee may be made to the Company's performance to take into account extraordinary or unusual items occurring during the performance cycle.

PSUs granted prior to 2003 were payable at the end of the applicable three-year cycle either in shares of Common Stock, cash, or a combination of both, based on the market value of the shares at the end of the cycle. For the 2003 PSU grant, a three-year vesting term was imposed following the completion of the three-year performance cycle; therefore, payment of any award earned from the 2003 grant will not be paid at the expiration of the three-year cycle in 2005, but will rather be paid only after the expiration of an additional three-year period, during which time the award will vest. Once vested, the 2003 PSU award will be paid only in shares of Common Stock. Payment of PSU awards may be deferred to a later date at the election of the executive.

The value of each of the PSUs is tied to the Company's performance (in determining what percentage of shares is earned) and stock price appreciation. The established performance measures for PSUs awarded in 2003 are (i) the Company's earnings per share-diluted growth (three-year compound annual growth rate) measured against an internal target and measured against the earnings per share-diluted growth (three-year compound annual growth rate) of a peer group of 16 food, beverage and consumer packaged goods companies and (ii) the cumulative three-year improvement in the Company's economic return on invested capital measured against an internal target. The performance scores can range from 0% to 250%.

The Company has minimum stockholding guidelines for its executive officers and certain other key employees of the Company, which require these individuals to accumulate over time shares of Common Stock and/or deferred PSUs. The value equivalent of the shares which must be acquired and held is equal to a multiple of the individual's base salary. For 2003, minimum stockholding requirements for executive officers ranged from two to four times base salary. If the minimum has not been met, the executive officer is required to take the PSU award in Common Stock equivalents in the form of deferred PSUs. For R. H. Lenny, the applicable multiple for 2003 was four times base salary.

In January 2001, each eligible member of the senior executive group, and in connection with his election as President and Chief Executive Officer in March 2001, Mr. Lenny, was granted PSUs having a value at the time of grant equal to a percentage of his or her annual salary. This percentage was determined by the Committee based on the recommendation of senior management and competitive survey information. For the three-year cycle ended December 31, 2003, the performance objectives established for the grant of cumulative earnings per share-diluted and economic value added were exceeded and the performance objective related to peer metrics of total stockholder return, sales growth and return on total assets as compared against the performance of the S&P Food Group was not achieved. Accordingly, Mr. Lenny's award was valued at $879,337 based on the December 2003 average value of his PSUs from the 2001 grant.

The table in this Proxy Statement entitled "Long-Term Incentive Program Performance Stock Unit Awards in Year-Ended December 31, 2003" provides additional information regarding PSU grants for Mr. Lenny and the four most highly-compensated executive officers other than Mr. Lenny (collectively the "named executive officers").

Long-Term Incentive Program — Stock Options

Under the Incentive Plan, stock options are granted periodically to the Company's senior executive group as well as to other key managerial and professional employees. Stock options entitle the holder to purchase during a specified time period a fixed number of shares of Common Stock at a set price.

The Committee sets guidelines for the number of stock options to be granted based on competitive compensation data gathered from the survey information discussed above. The number of stock options granted is a function of the employee's base pay, stock option multiples based upon the employee's overall performance rating for the prior year and the imputed value of the option. The Committee also takes into account management's recommendations regarding the number of options to be awarded to specific employees based on competitive pay practices within the food industry and the amount of options outstanding or granted previously. Stock options are awarded annually to all eligible recipients; however, the Committee may elect not to grant stock options in a given year. The Committee also allocates a pool of stock options for use by the Chief Executive Officer in making discretionary grants in the form of special incentive awards or as sign-on bonuses. Such discretionary awards may not be made by the Chief Executive Officer to the Company's executive officers subject to the short-swing profit and ownership reporting rules of Section 16 of the Exchange Act.

Stock options are designed to align the interests of executives with those of the stockholders. Stock options are granted with a ten-year term and an exercise price equal to the closing market price of the Common Stock on the business day preceding the date of grant. Beginning in 2000, stock options granted to all eligible recipients, including the senior executive group, have a four-year step vesting requirement of 25% per year, with full vesting occurring at the end of the fourth year following the date of grant. Stock options provide incentives for future performance by the creation of stockholder value over the long term since the benefit of the stock options cannot be realized unless stock price appreciation occurs.

In February 2003, R. H. Lenny received options to purchase 57,650 shares of Common Stock with an exercise price of $64.50 per share and 45,450 shares of Common Stock with an exercise price of $64.90 per share. The exercise price of each grant equals the closing market price of the Common Stock on the business day preceding the grant.

Long-Term Incentive Program — Other Compensation

The Committee grants restricted stock unit ("RSU") awards under the Incentive Plan from time to time on a limited basis to replace compensation forfeited by newly-hired executive officers and key managers of the Company as a result of their resignation from prior employers and as special incentive awards. Information on RSU awards made by the Committee to the named executive officers is set forth in the chart on page 27 of this Proxy Statement. The Committee also allocates a pool of RSUs for use by the Chief Executive Officer in making discretionary grants in the form of special incentive awards or as sign-on bonuses. Such discretionary awards may not be made by the Chief Executive Officer to the Company's executive officers subject to the short-swing profit and ownership reporting rules of Section 16 of the Exchange Act.

Policy Regarding Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code provides that publicly-held companies may be limited in deducting from their taxable income certain compensation in excess of $1 million paid to the chief executive officer and the four other most highly-compensated officers. The Committee has considered the effect of Section 162(m) on the Company's executive compensation program in developing its policy with respect to the deductibility of the Company's executive compensation. It is the

Committee's position that in administering the "performance-based" portion of the Company's executive compensation program, it will attempt to satisfy the requirements for deductibility under Section 162(m). However, the Committee believes that it needs to retain the flexibility to exercise its judgment in assessing an executive's performance and that the total compensation system for executive officers should be managed in accordance with the objectives outlined in the "Executive Compensation Philosophy" section of this report and in the best overall interests of the Company's stockholders. Should the requirements for deductibility under Section 162(m) conflict with the Executive Compensation Philosophy or with what the Committee believes to be in the best interests of the stockholders, the Committee will act in accordance with the Executive Compensation Philosophy and in the best interests of the stockholders, notwithstanding the effect of such action on deductibility for any given year. However, to ensure that the Company does not lose deductions for compensation paid, the Committee has adopted a deferral policy requiring the executive to defer receipt of any compensation in excess of $1 million that is not deductible in any given year to the year in which such compensation would be deductible by the Company.

Conclusion

In 2003, as in previous years, a substantial portion of the Company's executive compensation consisted of performance-based variable elements. The Committee intends to continue the policy of linking executive compensation to Company performance and returns to stockholders.

SUBMITTED BY THE COMPENSATION AND EXECUTIVE ORGANIZATION
COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS

Mackey J. McDonald, Chair   Robert H. Campbell   Robert F. Cavanaugh
Harriet Edelman   Bonnie G. Hill

Summary of Cash and Certain Other Compensation

The following table shows for the fiscal years ended December 31, 2003, 2002 and 2001, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to each of the named executive officers of the Company.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation			
Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Other Annual Compensation ($)	Restricted Stock Unit Awards[3] ($)	Stock Option Awards (#)	LTIP Payouts[4] ($)	All Other Compensation[5] ($)
R. H. Lenny								
Chairman of the Board,	2003	950,000	1,758,420	—	—	103,100	879,337	6,000
President and	2002	850,000	1,377,000	71,191[6]	1,052,193	111,400	—	606,000
Chief Executive Officer	2001	605,769[7]	900,000	—	3,232,500	480,700[8]	—	2,087
R. Brace								
Vice President,	2003	332,000	212,609	—	—	16,200	156,045	6,000
Operations and	2002	315,800	183,294	—	—	11,400	280,269	15,210
Technology	2001	263,200	126,589	—	—	9,750	150,333	3,997
F. Cerminara	2003	387,500	300,687	—	—	30,500	260,024	6,000
Senior Vice President,	2002	330,000	242,218	—	—	20,000	196,680	105,813
Chief Financial Officer	2001	302,000	208,546	—	—	16,500	83,873	4,250
B. H. Snyder								
Senior Vice President,	2003	388,000	295,254	—	—	31,600	—	6,000
General Counsel	2002	306,577	189,962	—	—	9,750	—	130,304
and Secretary	2001	188,375	70,047	—	—	—	—	4,250
D. J. West	2003	394,000	314,595	—	144,100	32,050	160,757	45,000
Senior Vice President,	2002	321,808	229,510	116,137[9]	—	12,500	—	130,758
Sales	2001	155,942[7]	88,914	—	1,108,879	10,000	—	1,414

(1) This column includes amounts deferred by the named executive officer to the ESSIOP pursuant to Section 401(k) of the Internal Revenue Code.

(2) Unless otherwise noted, this column represents annual cash incentive awards (paid out or deferred) attributable to services rendered for that year.

(3) As of December 31, 2003, the number and value of the aggregate RSU holdings of the named executive officers were: D. J. West — 2,000 units ($153,980). One-half of the RSUs granted to Mr. Lenny in 2001 and 2002 vested on March 12, 2002, and the remaining RSUs vested on March 12, 2003. One-half of the RSUs granted to Mr. West in 2001 vested on January 2, 2002, and the remaining RSUs from that grant vested on January 2, 2003. One-half of the RSUs granted to Mr. West in 2003 will vest on August 4, 2004, and the remaining RSUs from that grant will vest on August 4, 2005. Upon a change in control, all conditions and restrictions applicable to RSU grants will lapse. Dividends on the RSUs will not be paid unless and until the RSUs vest, at which time they will be paid from and after the grant date at the same rate as paid on the Common Stock.

(4) This column reports the cash value earned in PSU payouts during each of the last three fiscal years at the end of the following three performance cycles: 2001-2003, 2000-2002 and 1999-2001 under the Incentive Plan which were paid or deferred in the fiscal year immediately following the last year of the respective three-year cycle.

(5) This column includes the Company's matching contributions to the individual's ESSIOP account for 2003, 2002 and 2001. Compensation reflected in this column for 2002 also includes special awards approved by the Board of Directors for the following persons for extraordinary efforts during the Milton Hershey School Trust's exploration in 2002 of a possible sale of the Company: R. H. Lenny — $600,000; R. Brace — $10,000; F. Cerminara — $100,000; B. H. Snyder —

$125,000; and D. J. West — $125,000. The special awards were approved by the Compensation and Executive Organization Committee and paid in 2003. Regarding Mr. Lenny's special award in 2002, the Committee waived its policy, more fully described on pages 25 and 26 in this Proxy Statement, requiring deferral of compensation not fully deductible under Section 162(m) to the extent his award caused a portion of his total compensation for 2003 to be non-deductible to the Company. Compensation reflected in this column for Mr. West in 2003 includes a special award of $40,000 approved by the Board of Directors for exceptional service in the design and implementation of the 2003 sales force reorganization.

(6) The amount shown includes $55,472 for non-business use by Mr. Lenny of the Company's aircraft.

(7) Mr. Lenny was hired by the Company on March 12, 2001 and was granted a total annual base salary for that year of $750,000. Mr. West was hired by the Company on May 30, 2001 and was granted a total annual base salary for that year of $265,000. The amount shown for each of these individuals is the annual base salary earned during the portion of the year in which he was employed.

(8) Of the total grant to Mr. Lenny of 480,700 stock options in 2001, 400,000 options were granted as a sign-on award.

(9) The amount shown includes $65,211 for certain relocation and temporary housing expenses and $50,926 for reimbursement of certain taxes paid by Mr. West in 2002.

Long-Term Incentive Program — Stock Options

The following table contains information concerning the grant of stock options under the Incentive Plan to the named executive officers as of the end of the last fiscal year.

Option Grants for the Year-Ended December 31, 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Stock Option Term ($)	
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in 2003(2)	Exercise or Base Price ($/Sh)(3)	Expiration Date	5%(4)	10%(4)
R. H. Lenny	57,650 45,450	7.0	64.50 64.90	2/02/13 2/10/13	4,193,551	10,627,282
R. Brace	16,200	1.1	64.50	2/02/13	657,132	1,665,301
F. Cerminara	30,500	2.1	64.50	2/02/13	1,237,193	3,135,290
B. H. Snyder	31,600	2.1	64.50	2/02/13	1,281,813	3,248,366
D. J. West	32,050	2.2	64.50	2/02/13	1,300,067	3,294,624
All Stockholders(5)	N/A	N/A	N/A	N/A	5,447,368,326	13,804,700,864

(1) All stock options listed in this column are subject to a four-year step vesting requirement of 25% per year and have a ten-year term. These options were granted at the fair market value of the Common Stock on the date of grant (determined as the closing price on the business day immediately preceding the date the options were granted). If an executive officer retires within the twelve-month period following the grant date, the number of options granted to such officer will be reduced on a pro-rata basis. All options expire at the end of the option holder's employment, except in the case of options held by an employee whose employment ends due to (i) retirement, total disability or death, in which instance the employee or his estate may exercise options capable of being exercised within five years after the date of retirement, total disability or death (three years for options granted prior to 1997) or until the date of expiration of the options, if earlier; (ii) the occurrence of a "corporate event," defined as a material, non-recurring

event (such as a corporate restructuring) which results in the displacement or elimination of a significant number of jobs and which is required to be disclosed as a separate matter in the Company's financial statements, in which case the option holder may exercise options capable of being exercised within ninety days after the corporate event or until the date of expiration of the options, if earlier; or (iii) a change in control, in which event all options become fully exercisable and, for a period of two years following the change in control, the option holder has one year from the date of termination of employment to exercise the options or until the date of expiration of the options, if earlier.

(2) In 2003, 734 employees were granted a total of 1,472,925 stock options.

(3) The exercise price may be paid in cash, shares of Common Stock valued at the fair market value on the date of exercise, or pursuant to a cashless exercise procedure under which the stock option holder provides irrevocable instructions to a brokerage firm to sell the purchased shares and to remit to the Company out of the sale proceeds an amount equal to the exercise price plus all applicable withholding taxes.

(4) The dollar amounts under these columns for all the individuals are the result of annual appreciation rates for the term of the options (ten years) as required by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the price of the Common Stock.

(5) For "All Stockholders," the potential realizable value on 134,291,691 shares, the number of outstanding shares of Common Stock and Class B Stock on February 3, 2003, is based on a $64.50 per share price (the exercise price of the February 3, 2003 options). The value of the Common Stock and Class B Stock at $64.50 per share on February 3, 2003 was $8,661,814,070. The amounts listed in this line for "All Stockholders" are the result of calculations at the 5% and 10% annual appreciation rates for a period of ten years from February 3, 2003, through and including February 2, 2013. The amounts are not intended to forecast possible future appreciation, if any, of the price of the Common Stock.

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options during the last fiscal year and unexercised stock options held as of the end of the fiscal year:

Aggregated Option Exercises in Year-Ended December 31, 2003
and Year-End Option Values

	Shares		Securities Underlying Number of Unexercised Options at 12/31/03 (#)[1]		Value of Unexercised In-The-Money Options at 12/31/03 ($)[1]	
Name	Acquired on Exercise (#)[1]	Value Realized ($)	Exer-cisable	Unexer-cisable	Exer-cisable	Unexer-cisable
R. H. Lenny	—	—	268,200	427,000	3,179,636	4,876,609
R. Brace	—	—	42,514	32,486	935,435	449,678
F. Cerminara	7,700	400,801	44,388	55,762	1,143,650	713,051
B. H. Snyder	8,000	342,067	31,463	41,987	921,971	549,209
D. J. West	—	—	8,125	46,425	113,800	562,105

(1) The fair market value of the Common Stock on December 31, 2003, the last trading day of the Company's fiscal year, was $76.99. Except for 115,350 exercisable and 115,350 unexercisable options granted to R. H. Lenny on March 12, 2001 pursuant to a separate registration statement filed with the Securities and Exchange Commission, all of the stock options were granted under the Incentive Plan.

Long-Term Incentive Program — Performance Stock Units

The following table provides information concerning performance stock unit grants made to the named executive officers during the last fiscal year under the long-term incentive program portion of the Incentive Plan. Payments made under the program for the three-year performance cycle ending December 31, 2003 are reported in the Summary Compensation Table.

Long-Term Incentive Program
Performance Stock Unit Awards in Year-Ended December 31, 2003

Name	Number of Shares, Units or Other Rights(1)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts		
			Threshold (#)(2)	Target (#)(3)	Maximum (#)(4)
R. H. Lenny	29,000	6 years	2,900	29,000	72,500
R. Brace	2,550	6 years	255	2,550	6,375
F. Cerminara	6,300	6 years	630	6,300	15,750
B. H. Snyder	4,450	6 years	445	4,450	11,125
D. J. West	3,600	6 years	360	3,600	9,000

(1) The PSUs reported in this table were granted to all named executive officers on February 3, 2003, for the cycle commencing January 1, 2003 and ending December 31, 2005. PSUs awarded at the end of the three-year performance cycle will not vest until December 31, 2008, three years after the end of the performance cycle, and payment of the award will not be made until early 2009.

For purposes of determining the number of grants, the value of each PSU is based on the average of the daily closing prices of the Common Stock on the New York Stock Exchange as reported in *The Wall Street Journal* for the December preceding the new three-year performance cycle.

The final value of the award is determined based upon three factors. The first factor is the number of PSUs awarded at the commencement of the three-year cycle. The second factor relates to the performance score, determined as the sum of (i) the Company's earnings per share-diluted growth (three-year compound annual growth rate) measured against an internal target and measured against the earnings per share-diluted growth (three-year compound annual growth rate) of a peer group of 16 food, beverage and consumer packaged goods companies, scored on a range from 10% to 125%; and (ii) the cumulative three-year improvement in the Company's economic return on invested capital measured against an internal target, scored on a range from 10% to 125%. The total performance score can range from a minimum of 0% to a maximum of 250%, based upon each of the performance measurements having a 50% weighted value in the formula. The third factor involves the value per unit which is determined at the conclusion of the three-year cycle.

(2) This column lists the number of shares of Common Stock, the value of which would be payable to the named executive officers at the threshold achievement level of 10%. If the achievement level at the end of the three-year cycle is less than this threshold, no payments are made.

(3) This column lists the number of shares of Common Stock, the value of which would be payable to the named executive officers at the target, or 100%, achievement level.

(4) This column lists the number of shares of Common Stock, the value of which would be payable to the named executive officers at the 250% achievement level.

Performance Graph

The following graph compares the Company's cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard and Poor's 500 Index and the Standard and Poor's Packaged Foods Index.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
HERSHEY FOODS CORPORATION, S&P 500 INDEX AND
S&P PACKAGED FOODS INDEX



$160
$140
$120
$100
$80
$60
$40
$20
$0
1998
1999
2000
2001
2002
2003
HERSHEY
S&P 500
S&P PACKAGED FOODS

	1998	1999	2000	2001	2002	2003
HERSHEY	$100	$ 78	$108	$115	$117	$136
S&P 500	$100	$121	$110	$ 97	$ 76	$ 97
S&P Packaged Foods	$100	$ 79	$100	$102	$104	$113

* Hypothetical $100 invested on 12/31/98 in Hershey Foods Common Stock, S&P 500 Index and S&P Packaged Foods Index, assuming reinvestment of dividends.

Employment Contracts and Benefit Protection Arrangements

Under the terms of an employment agreement entered into by the Company and R. H. Lenny on March 12, 2001, Mr. Lenny is entitled to an annual salary during the term of the agreement of not less than $750,000 and to participate in the Annual and Long-Term Incentive Programs of the Incentive Plan and in the Company's other executive and employee benefit programs. The employment agreement also provides for a one-time sign-on award, in lieu of participation in certain on-going Company incentive programs, of 400,000 stock options (at a price of $64.65, the closing price of the Common Stock on the trading day preceding the date of the March 12, 2001 grant, in accordance with the Incentive Plan) and an RSU award of 65,542 units to replace compensation forfeited as a result of his resignation from his prior employer. The total compensation awarded to Mr. Lenny for the fiscal year ended December 31, 2003 is set forth in the Executive Compensation section of this Proxy Statement. Mr. Lenny's employment agreement has a continuous term of three years, unless terminated earlier. In the event the Company should terminate Mr. Lenny's employment without cause, he will be entitled to a lump-sum severance benefit equal to his annual salary and AIP bonus for two years, vesting of RSU awards, continued vesting of stock option awards and continuation of certain executive and employee benefits.

The Company provides an Executive Benefits Protection Plan ("Benefits Protection Plan") for the named executive officers and other key management personnel. The terms of the Benefits Protection Plan are consistent with the practices followed by other major public corporations in the United

States and generally provide that in the event the executive's employment with the Company terminates within two years after a "change in control" of the Company, the executive is entitled to certain severance payments and benefits. A "change in control" is defined to include an event in which the Milton Hershey School Trust no longer holds voting control of the Company and another party acquires 25% or more of the combined voting power of common equity of the Company. Under the Benefits Protection Plan, upon an executive officer's termination after a change in control as described above, and in order to assist the executive in transitioning to new employment, the executive generally would be entitled to receive in a lump sum three times the executive's base salary, AIP bonus and PSU payout. The executive also would be entitled to continuation of health benefits for a period of three years and reimbursement for Federal excise taxes payable (but not for income taxes payable). The executive also would become vested in benefits under existing compensation and benefit programs (including those described in the Executive Compensation section) and generally would be paid such benefits at the time of the executive's termination or deferred at the executive's election under the Deferred Compensation Plan. Compensation deferred under the Deferred Compensation Plan and supplemental retirement benefits under the Supplemental Executive Retirement Plan would be provided by a grantor trust to be established and funded at the time of any such change in control. Executive officers are also entitled to receive certain severance payments and benefits if their employment with the Company is terminated in the absence of a change in control, provided that the termination is not for "cause" as defined in the Benefits Protection Plan. In the event of such termination, the executive would be placed on a two-year leave of absence, during which time the executive would receive his base salary, AIP bonus, previously earned and/or deferred AIP bonus and PSU awards, and benefit programs to which the executive had been entitled while in active employment (excluding disability coverage).

Pension Plans

Executive officers are eligible to receive pension benefits payable under the Company's qualified defined benefit pension plan ("Pension Plan"), as well as the nonqualified Supplemental Executive Retirement Plan that provides benefits in excess of those provided under the Pension Plan that is subject to limitations under the Internal Revenue Code. The combined benefit paid to a participant pursuant to these plans is equal to 55% of that individual's final average compensation. Final average compensation is determined by adding the participant's three-year average of base salary and five-year average AIP bonus. The combined amounts paid under the two plans are reduced by any applicable Social Security benefits received, by a specified percentage for each month that retirement occurs before age 60, and by a specified percentage for each year that retirement occurs prior to the individual completing 15 years of service with the Company.

The final average compensation and the credited years of service as of December 31, 2003, respectively, for each of the named executive officers were: R. H. Lenny, $1,988,500, 2.8 years; R. Brace, $411,286, 36.6 years; F. Cerminara, $468,419, 31.6 years; B. H. Snyder, $369,589, 20.5 years; and D. J. West, $486,406, 2.6 years.

VOTING OF PROXIES

A proxy may be revoked at any time before it is voted at the Annual Meeting by submitting to the Secretary of the Company a written notice revoking it, by a duly-executed proxy bearing a later date, by a telephone or Internet vote cast at a later date, or by voting by ballot at the meeting. Shares held for each participant in the Company's Automatic Dividend Reinvestment Service Plan, the ESSIOP or the Company's Puerto Rico Employee Savings Stock Investment and Ownership Plan ("PR ESSIOP") will be voted by the plan trustees as directed by the participant's proxy. If an Automatic Dividend Reinvestment Service Plan participant does not return a proxy, the participant's shares in the plan will not be voted. If an ESSIOP or PR ESSIOP participant does not return a proxy, that participant's shares will be voted by the plan trustee in the same proportion as the final aggregate votes of plan participants actually voting on the matter.

SOLICITATION OF PROXIES

Solicitation of proxies will be made by use of the mail or, if consented to by a stockholder, by electronic transmission over the Internet. The cost of preparing, assembling and distributing this proxy solicitation material and Notice of Annual Meeting of Stockholders will be paid by the Company. Solicitation by mail, telephone, telefax, electronic transmission over the Internet or personal contact may be done by directors, officers and other employees of the Company, for which they will receive no additional compensation. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of the Company's stock as of the record date will be requested to forward proxy solicitation material to the beneficial owners of such shares and will be reimbursed by the Company for their reasonable expenses.

The Securities and Exchange Commission has adopted rules that allow the Company to send a single copy of its Proxy Statement and Annual Report to Stockholders to two or more stockholders sharing the same address if those stockholders also share the same name or if the Company reasonably believes that those stockholders are members of the same family. The rules require that each stockholder at the shared address continue to receive a separate proxy card or voting instruction card. Hershey Foods believes this rule is beneficial to both stockholders and the Company because it allows for the elimination of cumbersome duplicate mailings to the same household and results in lower printing and postage costs.

Any stockholder who would prefer to have a separate copy of the Proxy Statement and Annual Report to Stockholders delivered to him or her at the shared address for this and future years may elect to do so by calling, toll free, (800) 542-1061, or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. A copy of the materials will be sent promptly to the stockholder following receipt of such notice.

Stockholders whose shares of Common Stock are held partially in registered name and partially by a broker or other nominee may receive duplicate deliveries of the Proxy Statement and Annual Report to Stockholders. Certain brokers and nominees have procedures in place to discontinue duplicate mailings upon a stockholder's request or upon the stockholder's implied consent not to receive duplicate mailings following notice from the broker. Stockholders desiring to eliminate such duplicate mailings should contact their broker or nominee for more information.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's executive officers, directors and 10% stockholders are required under the Securities Exchange Act of 1934 to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in ownership in their holdings of the Company's stock. Copies of these reports also must be furnished to the Company. Based on an examination of these reports and on written representations provided to the Company, all such reports have been timely filed.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

During 2003, the Company and its subsidiaries had a number of transactions with Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust involving the purchase or sale of goods and services. These transactions were primarily with Hershey Entertainment & Resorts Company, based in Hershey, Pennsylvania, and wholly-owned by the Milton Hershey School Trust.

The aggregate value of sales made during 2003 by the Company and its subsidiaries to Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust, amounted to approximately $900,000. During the same year, the Company purchased goods and services from these entities in the amount of approximately $2,500,000. These transactions were on terms that the Company believes to be no less favorable to the Company than those which could have been obtained from other purchasers or vendors.

In December 2002, the Company sold to Hershey Entertainment & Resorts Company a 70,000 square foot manufacturing facility on 9.43 acres of land in Palmyra, Pennsylvania. The purchase price for the property was $1,450,000, the fair market value as determined by Weinstein Realty Advisors, an independent appraisal firm. The Company received from Hershey Entertainment & Resorts Company, in payment of the purchase price, cash in the amount of $750,000 and complimentary admission for 13,000 employees of the Company for one day in 2002 and one day in 2003 to *HERSHEYPARK*, a local amusement park owned by Hershey Entertainment & Resorts Company, having a market value, in the aggregate, of $700,000. The Company believes that this transaction was made on terms consistent with market conditions at the time of the transaction.

The Company's Corporate Governance Principles provide that any transaction not in the ordinary course of business between the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or the Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, must be approved in advance by a subcommittee of the Board composed of the independent members of the Executive Committee.

OTHER BUSINESS

As of January 23, 2004, the Company had received no proposal, nomination for director or other business submitted in accordance with its By-Laws for consideration at the Annual Meeting, other than that set forth in the Notice of Annual Meeting of Stockholders and as more specifically described in this Proxy Statement, and, therefore, it is not expected that any other business will be brought before the Annual Meeting. However, if any other business should properly come before the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the signed proxies received by them in accordance with their best judgment on such business and any matters dealing with the conduct of the Annual Meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

The 2005 Annual Meeting of Stockholders will be held on April 19, 2005. To be eligible for inclusion in the Company's Proxy Statement for the 2005 Annual Meeting of Stockholders, stockholder proposals must be received by the Company by November 12, 2004.

Stockholders (other than those holding 25% of the outstanding votes entitled to be cast) who do not submit proposals for inclusion in the Proxy Statement but who intend to present a proposal, nomination for director or other business for consideration at any meeting of stockholders, including any annual meeting, are required by the Company's By-Laws to notify the Secretary of the Company of their proposal or nomination and provide other information in advance of such meeting. Stockholders interested in making proposals at the 2005 Annual Meeting must submit their name and address, their shareholdings, a brief description of the proposal and any financial or other interest they have in such proposal to the Company no earlier than December 29, 2004 and no later than January 28, 2005.

In addition, the Company's By-Laws require that a stockholder wishing to make a nomination for director at the 2005 Annual Meeting must submit the following information to the Company no earlier than December 29, 2004 and no later than January 28, 2005: name and address of the stockholder who intends to make the nomination; a representation that the stockholder is a holder of record and intends to make the nomination in person or by proxy at the meeting; a description of any arrangement between the stockholder and the individual planned to be nominated; the nominee's name, address and biographical information; and the written consent of the nominee to serve as a director if elected.

All notices for stockholder proposals and director nominations should be sent to Hershey Foods Corporation, Attn: Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

ANNUAL REPORT ON FORM 10-K

The Company will provide without charge to each beneficial owner of its Common Stock and Class B Stock, upon such stockholder's request, a copy (without exhibits) of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 filed with the Securities and Exchange Commission. Requests for copies should be addressed to Hershey Foods Corporation, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

OTHER DOCUMENTS NOT A PART OF THIS PROXY STATEMENT

This Proxy Statement is being distributed to stockholders as part of a larger publication containing other documents and information of interest to stockholders concerning the Annual Meeting. Such other documents and information include a letter to stockholders from R. H. Lenny, Chairman of the Board, President and Chief Executive Officer; helpful information about the Annual Meeting; Appendix A, which contains the Annual Report to Stockholders, including Management's Discussion and Analysis and the Consolidated Financial Statements; Appendix B, which contains Other Stockholder Information; Appendix C, which contains certain Policies and Procedures of the Company referred to in this Proxy Statement; and Appendix D, which contains charters of certain committees of the Board, including the Charter of the Audit Committee.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 12, 2004

Stockholders who desire to have their stock voted at the meeting are requested to either (1) follow the Internet or telephone voting instructions on the enclosed proxy card or (2) mark, sign and date the enclosed proxy card and return it promptly in the enclosed, postage-paid envelope. Stockholders may revoke their proxies at any time prior to the meeting, and stockholders who are present at the meeting may revoke their proxies and vote, if they so desire, in person.

Appendix A

Annual Report to Stockholders

HERSHEY FOODS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

Hershey Foods Corporation, its wholly-owned subsidiaries and entities in which it has a controlling financial interest (the "Company") are engaged in the manufacture, distribution and sale of confectionery and grocery products. The Company was organized under the laws of the State of Delaware on October 24, 1927, as a successor to a business founded in 1894 by Milton S. Hershey.

OVERVIEW

The Company concluded a strong year in 2003. Operating results were consistent with management's strategies, which provide for profitable growth in sales by focusing on key brands, such as *Hershey's*, *Reese's* and *Hershey's Kisses,* among others; gross margin expansion through enhanced price realization, improved sales mix and supply chain efficiencies; and increases in earnings per share through increased operating profits and share repurchases. These strategies have been successful in improving profitability and have enabled expanded marketing support. Marketing support, which includes promotional allowances that reduce net sales, combined with advertising and consumer promotions expense, increased approximately 200 basis points, as a percentage of gross sales before allowances during the three-year period ended December 31, 2003. The increase was focused on promotional allowances to the Company's customers, which market research has shown are effective in supporting profitable growth. The Company's advertising strategy has been focused on key brands and new products which, along with more efficient agency contracts, has resulted in reduced spending. Results show that these marketing strategies have been successful in achieving performance goals and gaining market share.

Strategies providing for profitable sales growth, gross margin expansion and earnings growth, along with a disciplined approach toward capital investment, have resulted in increased economic returns for the Company. These strategies are expected to provide for the sustainable achievement of the Company's long-term performance goals.

Net sales increased approximately 1% in 2003, compared with 2002 net sales which were down slightly from 2001. The increase in 2003 reflected the selling price increase announced in December 2002, effective in January 2003, and the introduction of new products. Net sales in 2003 and 2002 were reduced considerably as a result of business divestitures and product line rationalization as part of the Company's business realignment initiatives. Growth in sales during the three-year period resulted from accelerating the introduction of innovative new products and limited edition items and by leveraging the Company's selling capabilities. The Company gained market share during the period in key growth channels, reflecting its value-enhancing strategies, including the introduction of new products.

Gross margin increased to 39.0% in 2003 compared with 37.8% in 2002 and 35.5% in 2001. The selling price increase, an improved sales mix and reduced supply chain costs, primarily reflecting lower costs for raw materials and packaging, over the three-year period were the primary contributors to the enhanced margins. Margin expansion during the period was consistent with the Company's strategy of shifting its portfolio of products to more profitable customer and consumer segments.

Net income was $457.6 million in 2003 compared with $403.6 million in 2002. Net income per share-diluted of $3.46 for 2003 was up 18% from $2.93 per share for 2002 as a result of increased income from operations and the impact of lower weighted-average shares outstanding resulting from share repurchases during the year. Income before the cumulative effect of accounting change was $465.0 million for 2003, a 15% increase over 2002. Income per share-diluted before the cumulative effect of accounting change was $3.52 for 2003, 20% higher than in 2002. Income before the cumulative effect of accounting change for 2003 included total net business realignment charges of $15.5 million after tax and a gain on the sale of certain gum brands of $5.7 million after tax.

Net income in 2002 was $403.6 million which included total net business realignment charges of $21.5 million after tax and after-tax expenses of $10.9 million related to the exploration of the sale of the Company. Net income in 2001 of $207.2 million included total net business realignment charges of $171.9 million after tax and an after-tax gain on the sale of the *Luden's* throat drops business of $1.1 million.

The table below presents various items affecting the comparability of income over the three-year period ended December 31, 2003. These items include charges related to business rationalization and realignment initiatives, the gain on the sale of businesses and charges to explore the sale of the Company. The Company believes the presentation of income excluding such items provides additional information to investors to facilitate the comparison of past and present operations which are indicative of its ongoing operations. The Company excludes such items in evaluating key measures of performance internally and in assessing the impact of known trends and uncertainties on its business. The Company believes that this presentation provides a more balanced view of the underlying dynamics of the business. Financial results including the impact of business realignment and rationalization charges, gains on the sale of businesses and expenses related to the possible sale of the Company, and excluding the impact of the elimination of amortization of goodwill and other intangible assets over the three-year period may be insufficient in facilitating a complete understanding of the business as a whole and ascertaining the likelihood that past performance is indicative of future performance.

The 2003 and 2001 business realignment initiatives are described below and in Note 4 to the Consolidated Financial Statements.

For the years ended December 31,	2003		2002		2001	
In thousands of dollars except per share amounts		Per share-diluted		Per share-diluted		Per share-diluted
Income before cumulative effect of accounting change	**$464,952**	**$3.52**	$403,578	$2.93	$207,156	$1.50
Items affecting comparability after tax:						
Business realignment and asset impairments included in cost of sales	**1,287**	**—**	4,068	.03	31,765	.23
Costs to explore the sale of the Company included in selling, marketing and administrative expense	**—**	**—**	10,907	.08	—	—
Business realignment and asset impairments, net	**14,201**	**.11**	17,441	.13	140,085	1.02
Gain on sale of business	**(5,706)**	**(.04)**	—	—	(1,103)	(.01)
Elimination of amortization of goodwill and other intangible assets	**—**	**—**	—	—	13,579	.10
Income excluding items affecting comparability	**$474,734**	**$3.59**	$435,994	$3.17	$391,482	$2.84

Income per share-diluted excluding items affecting comparability increased 13% and 12% in 2003 and 2002, respectively, reflecting the impact of the Company's value-enhancing strategies and share repurchases during the period. This performance also drove increases in operating return on average invested capital during the period, as discussed under the heading Return Measures on page A-23.

Primary challenges in 2004 and beyond include profitable sales growth within the core confectionery category and the broader snack market and continued evolution of the product portfolio to meet emerging consumer trends, while balancing product line rationalization. Focus will continue to be placed on higher margin and faster growth channels. In addition, determining the appropriate balance of growth and profit in the Company's seasonal and packaged candy businesses is a key imperative. The development and growth of the Company's businesses outside North America are also important priorities for the future. Successfully meeting these challenges is critical to the Company's achievement of its growth objectives.

The Company expects to achieve its long-term goals of three to four percent revenue growth, enhanced margins and returns, and nine to eleven percent growth in earnings per share in 2004 and beyond, despite the substantial increase in the Company's raw material costs in 2004.

The Company's net cash from operations was strong during the three-year period ended December 31, 2003, and was sufficient to finance capital additions, payment of dividends and repurchases of Common Stock. The Company also made significant contributions to its pension plans and reduced its short-term borrowings during the period.

RESULTS OF OPERATIONS

Net Sales

Net sales increased $52.2 million, or 1.3%, from 2002 to 2003, resulting primarily from the selling price increase, volume growth in sales of key confectionery brands reflecting the introduction of new products and limited edition items in the United States, and increased selling prices and sales volume, as well as the impact of favorable currency exchange rates for the Company's Canadian business. These sales increases were substantially offset by higher promotional allowances, the continued rationalization of certain under-performing products and brands, including the divestiture of the *Heide* brands in June 2002, the discontinuance of the Company's aseptically packaged drink products in the United States in March 2002 and the divestiture of certain gum brands in September 2003, and by a prior year buy-in associated with the January 2003 price increase. Net sales were also reduced by declines in export sales to Latin America and Asia, due primarily to changes in distributor relationships in certain markets and the discontinuance of certain products.

Net sales decreased $16.9 million from 2001 to 2002, primarily as a result of increased promotion costs and returns, discounts and allowances, the divestiture of the *Heide* brands in 2002 and the timing of sales related to the gum and mint business acquired from Nabisco Inc. ("Nabisco") which resulted in incremental sales in 2001 compared with 2002. A challenging retail environment, characterized by the bankruptcies and store closings of certain customers, also contributed to the lower sales. Sales were also lower in several international markets, particularly Canada and Brazil. These sales decreases were partially offset by volume increases of key confectionery brands, including new products and line extensions, and selected confectionery selling price increases, as well as incremental sales from the Visagis acquisition, the Brazilian chocolate and confectionery business acquired in July 2001.

In December 2002, the Company announced an increase of 11% in the price of standard-size candy bars effective January 1, 2003, representing an average increase of approximately 3% over the entire domestic product line. A buy-in prior to the January 1, 2003 price increase resulted in an approximate 1% to 2% increase in fourth quarter, 2002 sales.

Cost of Sales

Cost of sales decreased $16.3 million from 2002 to 2003. The cost decline was primarily caused by the divestitures and rationalization of certain products and lower supply chain costs, principally associated with reduced costs for raw materials, packaging, shipping and distribution. Lower raw material costs primarily for peanuts and dairy products were partially offset by higher costs for cocoa. These cost reductions were offset somewhat by sales volume increases for key confectionery brands. Cost of sales included costs associated with business realignment initiatives of $2.1 million and $6.4 million in 2003 and 2002, respectively. Business realignment costs in 2003 related to the write-off of certain inventories associated with discontinued products and, in 2002, reflected the relocation of manufacturing equipment due to the rationalization and consolidation of production lines.

Gross margin increased from 37.8% in 2002 to 39.0% in 2003. The margin expansion reflected the impact of the price increase, an improved sales mix and the aforementioned decrease in supply chain costs. These margin improvements were partially offset by increases in promotional allowances.

Cost of sales decreased $107.5 million, or 4%, from 2001 to 2002. Cost of sales in 2002 included $6.4 million of costs primarily related to the relocation of equipment associated with the Company's business realignment initiatives. Cost of sales in 2001 included $50.1 million associated with business realignment initiatives recorded in the fourth quarter of that year. The decrease in cost of sales from 2001 to 2002 primarily reflected lower costs associated with business realignment initiatives, lower costs for certain major raw materials, primarily cocoa, milk and packaging materials, and reduced supply chain costs, particularly related to shipping and distribution.

Gross margin increased from 35.5% in 2001 to 37.8% in 2002. Gross margin in 2001 was negatively impacted 1.2 percentage points from the inclusion in cost of sales of a charge of $50.1 million associated with business realignment initiatives recorded during the fourth quarter of that year. Gross margin in 2002 was reduced by .2 percentage points from business realignment charges of $6.4 million recorded in cost of sales during the year. The increase in gross margin from 2001 to 2002 primarily reflected decreased costs for certain major raw materials, higher profitability resulting from the mix of confectionery items sold in 2002 compared with sales in 2001 and the impact of supply chain efficiencies in addition to reduced costs associated with business realignment initiatives. These increases in gross margin were partially offset by higher promotion costs and returns, discounts and allowances, which were higher as a percent of sales compared to the prior year. Gross margin was also unfavorably impacted in 2002 by poor profitability in the Company's Canadian and Brazilian businesses.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses for 2003 decreased by 2% from 2002, primarily attributable to a charge of $17.2 million in 2002 related to the exploration of the sale of the Company. Advertising and consumer promotion expenses were also lower in 2003 as a result of decisions to increase promotional allowances, as discussed above, and more efficient agency contracts. These cost reductions were offset somewhat by increased compensation and employee benefits costs, packaging development and marketing research expenses. Additionally, the bad debt reserve was increased by $5.0 million in the first quarter of 2003 as an estimate of probable exposure to the bankruptcy of one of the Company's customers, Fleming Companies, Inc., announced on April 1, 2003.

Selling, marketing and administrative expenses for 2002 decreased by $13.6 million, or 2% from 2001, primarily as a result of savings from the business realignment initiatives and the elimination of goodwill amortization in 2002, offset by $17.2 million of expenses incurred to explore the possible sale of the Company, as discussed below. The decrease in 2002 primarily reflected lower advertising, depreciation and administrative expenses, partially offset by higher expenses associated with increased consumer marketing programs and selling activities.

On July 25, 2002, the Company confirmed that the Hershey Trust Company, as Trustee for the Benefit of Milton Hershey School (the "Milton Hershey School Trust") which at that time controlled 77.6% of the combined voting power of the Company's Common Stock and Class B Common Stock, had informed the Company that it had decided to diversify its holdings and in this regard wanted Hershey Foods Corporation to explore a sale of the entire Company. On September 17, 2002, the Milton Hershey School Trust informed the Company that it had elected not to sell its controlling interest and requested that the process to explore a sale be terminated.

Business Realignment Initiatives

In July 2003, the Company announced a number of initiatives continuing its value-enhancing strategy. These initiatives included realigning the sales organization and streamlining the supply chain by divesting or eliminating certain non-strategic brands and products, and by production line rationalization.

During 2003, these actions resulted in a net charge of approximately $17.2 million, or $.07 per share-diluted. The $17.2 million net charge consisted of the write-off of certain inventories of $2.1 million included in cost of sales, a net business realignment and asset impairments charge of $23.4 million and an $8.3 million net gain resulting from the divestiture of certain brands.

The net business realignment and asset impairments charge of $23.4 million consisted of early retirement and involuntary termination costs of $10.0 million, sales office closing and relocation costs of $7.3 million, fixed asset impairment charges of $5.7 million, equipment removal costs of $.7 million and a net gain of $.3 million relating to the elimination of non-strategic brands and products. In determining the fixed asset impairment losses, fair value was estimated based on the expected sales proceeds. Cash payments during the third and fourth quarters of 2003 reduced the liability balance, primarily relating to the aforementioned charges for employee termination, sales office closing and relocation costs, to $8.8 million as of December 31, 2003.

In late October 2001, the Company's Board of Directors approved a plan to improve the efficiency and profitability of the Company's operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program (collectively, "the 2001 business realignment initiatives"). Total costs for the 2001 business realignment initiatives recorded in 2002 and 2001 were $312.4 million.

During 2002, charges to cost of sales and business realignment and asset impairments were recorded totaling $34.0 million before tax. The total included a charge to cost of sales of $6.4 million associated with the relocation of manufacturing equipment and a net business realignment and asset impairments charge of $27.6 million. Components of the net $27.6 million pre-tax charge included a $28.8 million charge for pension settlement losses resulting from a voluntary work force reduction program ("VWRP"), a $3.0 million charge for pension curtailment losses and special termination benefits resulting from manufacturing plant closures, a $.1 million charge relating to involuntary termination benefits and a $.1 million charge relating to the realignment of the domestic sales organization, partially offset by a $4.4 million favorable adjustment reflecting higher than estimated proceeds from the sale of certain assets.

During the fourth quarter of 2001, charges to cost of sales and business realignment and asset impairments were recorded totaling $278.4 million before tax. The total included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairments charge of $228.3 million. Components of the $228.3 million pre-tax charge included $175.2 million for business realignment charges and $53.1 million for asset impairment charges. The $175.2 million for business realignment charges included $139.8 million for enhanced pension and other post-retirement benefits associated with the VWRP and $35.4 million for other costs associated with the 2001 business realignment initiatives. The $53.1 million for asset impairment charges included $45.3 million for fixed asset impairments and $7.8 million for goodwill impairment. The major components of the 2001 business realignment initiatives were completed as of December 31, 2002. Remaining transactions primarily pertain to the sale of certain real estate associated with the closure of facilities, as discussed below.

Product line rationalization plans included the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Company's sales organizations. Costs associated with the realignment of the sales organizations related primarily to sales office closings and terminating the use of certain sales brokers. During 2002, sales offices were closed as planned and the use of certain sales brokers was discontinued which resulted in an additional charge of $.1 million. During the second quarter of 2002, the sale of a group of the Company's non-chocolate confectionery candy brands to Farley's & Sathers Candy Company, Inc. ("Farley's & Sathers") was completed. Included in the transaction were the *Heide, Jujyfruits, Wunderbeans* and *Amazin' Fruit* trademarked confectionery brands, as well as the rights to sell *Chuckles* branded products, under license. Proceeds of $12.0 million associated with the sale of certain confectionery brands to Farley's & Sathers exceeded the 2001 estimates which resulted in a $4.4 million favorable adjustment. Also during the second quarter of 2002, the Company discontinued and subsequently licensed the sale of its aseptically packaged drink products in the United States. Net sales for these brands were $11.6 million and $34.2 million in 2002 and 2001, respectively. The sale of certain confectionery brands to Farley's & Sathers resulted in the closure of a manufacturing facility in New Brunswick, New Jersey which was being held for sale as of December 31, 2002. The manufacturing facility was sold in May 2003. An additional charge of

$.7 million relating to pension curtailment losses and special termination benefits associated with the closure of the facility was recorded in 2002.

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities were planned to be closed. These included manufacturing facilities in Denver, Colorado; Pennsburg, Pennsylvania; and Palmyra, Pennsylvania and a distribution center and certain minor facilities located in Oakdale, California. During the first quarter of 2002, the manufacturing facility in Palmyra, Pennsylvania was closed and additional costs of $.1 million were recorded, as incurred, relating to retention payments. During the second quarter, operations utilizing the distribution center in Oakdale, California ceased. The manufacturing facilities in Denver, Colorado and Pennsburg, Pennsylvania were closed in the fourth quarter of 2002. An additional charge of $2.3 million relating to pension curtailment losses and special termination benefits associated with the facility closures was recorded in 2002. The Denver, Colorado facility was being held for sale and the Pennsburg, Pennsylvania facility was idle and being held for possible future use as of December 31, 2003.

In October 2001, the Company offered the VWRP to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program which provided enhanced pension, post-retirement and certain supplemental benefits and an enhanced mutual separation program which provided increased severance and temporary medical benefits. A reduction of approximately 500 employees occurred during 2002 as a result of the VWRP. Additional pension settlement costs of $28.8 million were recorded in 2002, principally associated with lump sum payments of pension benefits.

The following table summarizes the charges for certain business realignment initiatives recorded in the fourth quarter of 2001 and the related activities completed during 2002:

Accrued Liabilities	Balance 12/31/01	2002 Utilization	New charges during 2002	Balance 12/31/02
In thousands of dollars				
Asset management improvements	$ 2,700	$ (2,700)	$ —	$—
Product line rationalization	15,529	(15,644)	115	—
Supply chain efficiency improvements	8,300	(8,400)	100	—
Voluntary work force reduction program	8,860	(8,860)	—	—
Total	$35,389	$(35,604)	$215	$—

New charges during 2002 related to the elimination of the Company's broker sales force and termination benefits associated with the closing of a manufacturing facility. Utilization recorded against the liability in 2002 reflected cash payments totaling $25.7 million and non-cash write-offs of $9.9 million associated primarily with exiting certain businesses. The cash payments related primarily to severance payments associated with the enhanced mutual separation program and plant closures, outsourcing the manufacture of certain ingredients, VWRP administrative expenses, the realignment of the Company's sales organizations and other expenses associated with exiting certain businesses and maintaining properties prior to sale.

Gain on Sale of Business

As part of the Company's business realignment initiatives, the sale of a group of gum brands to Farley's & Sathers was completed in September 2003. The gum brands included *Fruit Stripe* chewing gum, *Rain-Blo* gum balls and *Super Bubble* bubble gum. In the third quarter of 2003, the Company received cash proceeds from the sale of $20.0 million and recorded a gain of $8.3 million before tax, or $5.7 million after tax, as a result of the transaction.

In September 2001, the Company completed the sale of the *Luden's* throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Company. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of 2001, the Company received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the *Luden's* throat drops business were $8.9 million and $20.7 million in 2001 and 2000, respectively.

Interest Expense, Net

Net interest expense for 2003 was $2.8 million higher than in 2002 primarily reflecting lower interest income and higher fixed interest expense, principally due to interest expense associated with the consolidation of three former off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities, as discussed below. Net interest expense for 2002 was $8.4 million below the prior year, primarily as a result of a decrease in short-term interest expense due to reduced average short-term borrowings.

Income Taxes

The Company's effective income tax rate was 36.6% in 2003, 36.7% in 2002 and 39.7% in 2001. The lower effective income tax rate in 2003 reflected the impact of the effective tax rates on business rationalization and realignment initiatives and the gain on sale of business in 2003. The decrease in the effective income tax rate from 2001 to 2002 primarily reflected the income tax provision associated with the gain on the sale of the *Luden's* throat drops business in 2001 and the impact of the elimination of the amortization of intangibles in 2002.

Cumulative Effect of Accounting Change

An after-tax charge of $7.4 million, or $.06 per share-diluted, was recorded in 2003 to reflect the cumulative effect of a change in accounting for the Company's leases of certain warehouse and distribution facilities as discussed further under the heading Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments.

Net Income

Net income was $457.6 million in 2003 compared with $403.6 million in 2002. Net income per share-diluted of $3.46 for 2003, was up 18% from $2.93 per share for 2002 as a result of increased income from operations and the impact of lower weighted-average shares outstanding resulting from share repurchases during the year. Income before the cumulative effect of accounting change was $465.0 million for 2003, a 15% increase over 2002. Income per share-diluted before the cumulative effect of accounting change was $3.52 for 2003, 20% higher than in 2002. Income before the cumulative effect of accounting change for 2003 included total net business realignment charges of $15.5 million after tax and a gain on the sale of certain gum brands of $5.7 million after tax.

Net income in 2002 was $403.6 million including total net business realignment charges of $21.5 million after tax and after-tax expenses of $10.9 million related to the exploration of the sale of the Company. Net income in 2001 of $207.2 million included total net business realignment charges of $171.9 million after tax and an after-tax gain on the sale of the *Luden's* throat drops business of $1.1 million.

FINANCIAL CONDITION

The Company's financial condition remained strong during 2003. The capitalization ratio (total short-term and long-term debt as a percent of stockholders' equity, short-term and long-term debt) increased to 43% as of December 31, 2003, from 39% as of December 31, 2002, primarily as a result of higher long-term debt due to the consolidation of special-purpose trusts ("SPTs") associated with the leasing of certain warehouse and distribution facilities and decreased stockholders' equity as a result of share repurchases in 2003. The ratio of current assets to current liabilities decreased to 1.9:1 as of December 31, 2003, from 2.3:1 as of December 31, 2002 primarily reflecting a decrease in cash and cash equivalents and an increase in accrued liabilities.

In September 2003, the Company completed the sale of certain gum brands to Farley's & Sathers for $20.0 million in cash as part of its business realignment initiatives. The gum brands included *Fruit Stripe* chewing gum, *Rain-Blo* gum balls and *Super Bubble* bubble gum.

In June 2002, the Company completed the sale of certain confectionery brands to Farley's & Sathers for $12.0 million in cash as part of its 2001 business realignment initiatives. Included in the transaction were the *Heide, Jujyfruits, Wunderbeans* and *Amazin' Fruit* trademarked confectionery brands, as well as the rights to sell *Chuckles* branded products, under license.

In September 2001, the Company completed the sale of the *Luden's* throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Company. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of 2001, the Company received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax, $1.1 million or $.01 per share-diluted after tax, as a result of the transaction.

In July 2001, the Company's Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. This business had sales of approximately $20 million in 2000. Included in the acquisition were the *IO-IO* brand of hazelnut crème items and the chocolate and confectionery products sold under the *Visconti* brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil. Had the results of the acquisition been included in the consolidated results for the full year of 2001, the effect would not have been material.

Assets

Total assets increased $102.0 million, or 3%, as of December 31, 2003, primarily as a result of higher accounts receivable, other current and non-current assets and property, plant and equipment, offset substantially by lower cash and cash equivalents.

Current assets decreased by $132.0 million principally reflecting decreased cash and cash equivalents resulting primarily from increased funding for share repurchases, capital additions and pension plan contributions during the year. This decrease was partially offset by higher accounts receivable due to increased sales in December 2003 compared with the prior year.

The increase in property, plant and equipment was primarily due to the consolidation of SPTs associated with the leasing of certain warehouse and distribution facilities of $107.7 million and capital expenditures, net of depreciation expense, during the year. The increase in other current and non-current assets reflected the funding of pension plans in 2003.

Liabilities

Total liabilities increased by $193.8 million, as of December 31, 2003, primarily reflecting an increase in accrued liabilities and long-term debt. Higher accrued liabilities were principally related to increased promotional allowances and employee benefits. The increase in long-term debt was primarily related to long-term debt of $115.5 million resulting from the consolidation of SPTs associated with the leasing of certain warehouse and distribution facilities.

Capital Structure

The Company has two classes of stock outstanding, Common Stock and Class B Common Stock ("Class B Stock"). Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

In December 2000, the Company's Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement"). The Company's largest stockholder, the Milton Hershey

School Trust, supported the Rights Agreement. This action was not in response to any specific effort to acquire control of the Company. Under the Rights Agreement, the Company's Board of Directors declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Company's Common Stock is traded. The Rights Agreement is discussed further in Note 16 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's major source of financing has been cash generated from operations. The Company's income and, consequently, cash provided from operations during the year are affected by seasonal sales patterns, the timing of new product introductions, business acquisitions and divestitures, and price changes. Sales have typically been highest during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns. Generally, seasonal working capital needs peak during the summer months and have been met by issuing commercial paper.

Over the past three years, cash provided from operating activities and cash and cash equivalents on hand at the beginning of 2003 exceeded cash requirements for capital expenditures and capitalized software additions, dividend payments, share repurchases, incentive plan transactions and repayment of debt by $12.1 million. Cash provided from operating activities during the period included contributions to pension plans of $600.7 million. Total debt decreased during the period by $154.8 million, reflecting reduced short-term borrowings and the repayment of long-term debt, partially offset by an increase in long-term debt resulting from the consolidation of SPTs associated with certain lease agreements in 2003. Cash and cash equivalents increased by $82.8 million during the period.

The Company anticipates that capital expenditures and capitalized software additions will be in the range of $175 million to $200 million per annum during the next several years primarily for continued efficiency improvements in existing facilities and capacity expansion to support sales growth and new products, along with continued improvement and enhancements of computer software. As of December 31, 2003, the Company's principal capital commitments included manufacturing capacity expansion to support sales growth and new products, construction of a mid-western distribution facility, modernization and efficiency improvements and selected enhancements of computer software.

As of December 31, 2003, the fair value of the Company's pension plan assets exceeded benefits obligations. Contributions totaling $120.3 million and $308.1 million were made to the pension plans during 2003 and 2002, respectively, primarily to improve the funded status as a result of negative returns on pension plan assets during 2002. In order to improve the funded status of the Company's domestic pension plans, a contribution of $75.0 million was made in February 2001. An additional contribution of $95.0 million was made in December 2001 to fund payments related to the early retirement program implemented in the fourth quarter of that year.

Under share repurchase programs which began in 1993, a total of 24,525,182 shares of Common Stock have been repurchased for approximately $1.2 billion, including purchases from the Milton Hershey School Trust of 4,000,000 shares for $103.1 million in 1993 and 1,579,779 shares for $100.0 million in 1999. Of the shares repurchased, 528,000 shares were retired and 9,010,078 shares were reissued to satisfy stock options obligations, Supplemental Retirement Contributions and employee stock ownership trust ("ESOP") obligations. Of the shares reissued, 7,433,499 shares were repurchased in the open market to replace the reissued shares. Additionally, the Company has purchased a total of 28,000,536 shares of its Common Stock to be held as Treasury Stock from the Milton Hershey School Trust for $1.0 billion in privately negotiated transactions. In December 2002, the Company's Board of Directors approved a share repurchase program authorizing the repurchase of up to $500 million of the Company's Common Stock. Under this program, a total of 4,924,200 shares of Common Stock was purchased through December 31, 2003, for $329.4 million. As of December 31, 2003, a total of

50,421,139 shares were held as Treasury Stock and $170.6 million remained available for repurchases of Common Stock under the repurchase program.

As of December 31, 2003, $250 million of debt securities remained available for issuance under an August 1997 Form S-3 Registration Statement. Proceeds from any offering of the $250 million of debt securities available under the shelf registration may be used for general corporate requirements, which include reducing existing commercial paper borrowings, financing capital additions and share repurchases, and funding future business acquisitions and working capital requirements.

As of December 31, 2003, the Company maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million that could be borrowed directly or used to support the issuance of commercial paper. The Company may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2003, the short-term credit facility agreement was renewed with a credit limit of $200 million expiring in November 2004. The long-term committed credit facility agreement with a $200 million credit limit will expire in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions. The Company also had lines of credit with domestic and international commercial banks of $43.6 million and $21.0 million as of December 31, 2003 and 2002, respectively. The higher lines of credit as of December 31, 2003, were associated with an anticipated increase in borrowing requirements for the Company's Canadian business.

Cash Flow Activities

Over the past three years, cash from operating activities provided approximately $1.9 billion. Over this period, cash used by or provided from accounts receivable and inventories has tended to fluctuate as a result of sales during December and inventory management practices. Higher cash provided from inventories in 2001 was principally associated with a reduction in raw material inventories in December 2001 as part of the Company's business realignment initiatives. The change in cash required for or provided from other assets and liabilities between the years was primarily related to hedging transactions, the timing of payments for accrued liabilities, including income taxes, and variations in the funded status of pension plans.

Investing activities included capital additions, capitalized software additions, business acquisitions and divestitures. Capital additions during the past three years included the purchase of manufacturing equipment, and expansion and modernization of existing facilities. Capitalized software additions over the past three years were associated primarily with the ongoing enhancement of information systems.

In August 2003, the Company completed the sale of a group of gum brands to Farley's & Sathers for $20.0 million in cash as part of its business realignment initiatives and in June 2002, the Company completed the sale of certain confectionery brands to Farley's & Sathers for $12.0 million in cash as part of its 2001 business realignment initiatives.

In July 2001, the Company's Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. In September 2001, the *Luden's* throat drops business was sold for $59.9 million in cash.

Financing activities included debt borrowings and repayments, payments of dividends, the exercise of stock options, incentive plan transactions and the repurchase of Common Stock. During the past three years, short-term borrowings in the form of commercial paper or bank borrowings were used to purchase Nabisco's mint and gum business, fund seasonal working capital requirements and finance share repurchase programs. During the past three years, a total of 6,901,145 shares of Common Stock have been repurchased for $453.9 million. Cash used for incentive plan transactions of $308.2 million during the past three years was partially offset by cash received from the exercise of stock options of $171.8 million. Cash used by incentive plan transactions reflected purchases of the Company's Common Stock in the open market to replace treasury stock issued for stock options exercises.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The following table summarizes the Company's contractual cash obligations by year:

	Payments Due by Year (In thousands of dollars)						
Contractual Obligations	2004	2005	2006	2007	2008	Thereafter	Total
Unconditional Purchase Obligations	$758,600	$427,100	$80,900	$ 12,600	$ 7,500	$ 3,800	$1,290,500
Non-cancelable Operating Leases	14,599	14,392	13,783	12,187	10,145	13,738	78,844
Long-term Debt	477	279,061	142	189,960	147	499,189	968,976
Total Obligations	$773,676	$720,553	$94,825	$214,747	$17,792	$516,727	$2,338,320

In entering into contractual obligations, the Company has assumed the risk which might arise from the possible inability of counterparties to meet the terms of their contracts. The Company's risk is limited to replacing the contracts at prevailing market rates. The Company does not expect any significant losses as a result of counterparty defaults.

The Company has entered into certain obligations for the purchase of raw materials. Purchase obligations primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers to minimize the effect of future price fluctuations. Total obligations for each year are comprised of fixed price contracts for the purchase of commodities and unpriced contracts that have been valued using market prices as of December 31, 2003. The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. However, the variability of such costs is mitigated to the extent of the Company's futures price cover for those periods. Accordingly, increases or decreases in market prices will be offset by gains or losses on commodity futures contracts to the extent that the unpriced contracts are hedged as of December 31, 2003 and in future periods. Taking delivery of the specific commodities for use in the manufacture of finished goods satisfies these obligations. For each of the three years in the period ended December 31, 2003, such obligations were fully satisfied by taking delivery of and making payment for the specific commodities.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* ("Interpretation No. 46"). Interpretation No. 46 addresses consolidation by business enterprises of special-purpose entities ("SPEs"), such as SPTs, to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests.

The Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of three off-balance sheet arrangements with SPTs. As of December 31, 2003, the Company had no off-balance sheet arrangements. The consolidation of the SPTs resulted in an adjustment to record the cumulative effect of the accounting change of approximately $7.4 million, or $.06 per share-diluted, in the third quarter of 2003, reflecting the after-tax effect of accumulated depreciation for these facilities from lease inception through June 29, 2003. Additionally, the consolidation of these entities resulted in a net increase to property, plant and equipment of approximately $107.7 million, with a corresponding increase to long-term debt of $115.5 million and to other long-term liabilities of $4.4 million, reflecting the third party equity interest associated with the lease arrangements. Prior to June 30, 2003, expenses associated with the lease arrangements were classified as rent expense and included in cost of sales in the Consolidated Statement of Income. Subsequent to the consolidation of these entities, expenses were classified as interest expense associated with the corresponding long-term debt. The consolidation of these entities resulted in an increase to interest expense of $2.8

million in 2003, offset by a decrease in rental expense for these facilities included in cost of sales. An increase in depreciation expense of $2.6 million in 2003 also resulted from the consolidation of these entities, which will amount to higher depreciation expense of approximately $5.2 million on an annual basis.

During 1999 and 2000, the Company entered into off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. These off-balance sheet arrangements enabled the Company to lease these facilities under more favorable terms than other leasing alternatives. The lease arrangements are with SPTs whereby the Company leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Company. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institutions that hold the equity certificates are the owners of the SPTs. The owners of the SPTs have made substantive residual equity capital investments in excess of 3% which will be at risk during the entire term of each lease. Accordingly, the Company did not consolidate the SPTs prior to June 30, 2003 because all of the conditions for consolidation had not been met.

In December 2000, the Company entered into a lease agreement with the owner of the warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for the Company to purchase the facility. In January 2002, the Company assigned its right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to the Company under a new lease agreement. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million.

In October 2000, the Company entered into a lease agreement with an SPT for the leasing of a warehouse and distribution facility near Atlanta, Georgia. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $18.2 million.

In July 1999, the Company entered into a lease agreement with an SPT for the construction and leasing of a warehouse and distribution facility located on land owned by the Company near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor.

Aside from the residual guarantees and instrument guarantees associated with the individual leasing arrangements, as discussed below, the Company has provided no other guarantees or capitalization of these entities. The Company has not collateralized the obligations in connection with these leases. The Company has no obligations with respect to refinancing of the lessor's debt, would incur no significant penalties which would result in the reasonable assurance of continuation of the leases and has no significant guarantees other than the residual and instrument guarantees discussed below. There are no other material commitments or contingent liabilities associated with the leasing arrangements. The Company's transactions with the SPTs are limited to the lease agreements. The Company does not anticipate entering into any other arrangements involving SPEs.

The leases include substantial residual guarantees by the Company for a significant amount of the financing and options to purchase the facilities at original cost. Pursuant to instrument guarantees, in the event of a default under the lease agreements, the Company guaranteed to the note holders and certificate holders payment in an amount equal to all sums then due under the leases.

There are no penalties or other disincentives under the lease agreements if the Company decides not to renew any of the three leases. The terms for each renewal period under each of the three lease arrangements are identical to the initial terms and do not represent bargain lease terms.

If the Company were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Company could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005 and $40.1 million for the California facility in 2007. If the Company chooses not to renew the leases or purchase the assets at the end of the lease terms, the Company is obligated under the residual guarantees for approximately $103.2 million in total for the three leases. Additionally, the Company is obligated to re-market each property on the lessor's behalf and, upon sale, distribute a portion of the proceeds to the note holders and certificate holders up to an amount equal to the remaining debt and equity certificates and to pay closing costs. If the Company chooses not to renew or purchase the assets at the end of the lease terms, the Company does not anticipate a material disruption to operations, since such facilities are not unique, facilities with similar racking and storage capabilities are available in each of the areas where the facilities are located, there are no significant leasehold improvements that would be impaired, there would be no adverse tax consequences, the financing of replacement facilities would not be material to the Company's cash flows and costs related to relocation would not be significant to income.

The facility located near Hershey, Pennsylvania was constructed on land owned by the Company. The Company entered into a ground lease with the lessor, an SPT. The initial term of the ground lease extends to the date that is the later of (i) the date the facility lease is no longer in effect, or (ii) the date when the Company satisfies the residual guarantee associated with the lease. An additional term for the ground lease begins upon the end of the initial ground lease term and ends upon the later of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease commencement date. If the Company chooses not to renew the building lease or purchase the building, it must re-market the building on the lessor's behalf subject to the ground lease, which will continue in force until the earlier of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease inception date. The lease of the warehouse and distribution facility does not include any provisions which would require the Company to sell the land to the SPT.

The Company's provision for income taxes, accrued income taxes and deferred income taxes are based upon income, statutory tax rates, the legal structure of the Company and interpretation of tax laws. As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. The Company maintains reserves for such assessments. The reserves are determined based upon the Company's judgment of assessment risk and are adjusted, from time to time, based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established.

Assessments of additional tax require use of the Company's cash. The Company is not aware of any significant income tax assessments.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

The Company utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and options and commodities futures contracts, to manage interest rate, currency exchange rate and commodity market price risk exposures. Interest rate swaps and foreign currency contracts and options are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage or prepayment features. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any significant losses as a result of counterparty defaults.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.* Subsequently, the FASB issued Statement No. 137, *Accounting for Derivative Instruments and Hedging Activities–Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133,* Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133* and Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (collectively referred to as "SFAS No. 133, as amended"). SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments currently utilized by the Company, including variable to fixed interest rate swaps, foreign exchange contracts and options and commodities futures contracts, are designated and accounted for as cash flow hedges, except for fixed to variable interest rate swaps which are designated and accounted for as fair value hedges of the underlying long-term debt. The Company adopted SFAS No. 133, as amended, as of January 1, 2001. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7 to the Consolidated Financial Statements, Derivative Instruments and Hedging Activities.

The information below summarizes the Company's market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2003. This information should be read in conjunction with Note 1, Note 7 and Note 9 to the Consolidated Financial Statements.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2003. The fair value of long-term debt was determined based upon quoted market prices for the same or similar debt issues.

	Maturity Date (In thousands of dollars except for rates)							
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long-term Debt	$477	$279,061	$142	$189,960	$147	$499,189	$968,976	$1,100,926
Interest Rate	5.8%	5.9%	2.0%	6.3%	2.0%	7.4%	6.8%	

The fair value of long-term debt increased $95.0 million from the prior year primarily as a result of the increase in long-term debt related to the consolidation of SPTs associated with certain lease agreements, partially offset by the impact of higher interest rates for the same or similar debt instruments as of December 31, 2003. Interest rates on variable rate obligations were calculated using the rate in effect as of December 31, 2003. Interest rates on certain long-term debt have been converted from fixed to variable rates or from variable to fixed rates as discussed under the heading Interest Rate Swaps below.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In October 2003, the Company entered into interest rate swap agreements to effectively convert interest payments on long-term debt from fixed to variable rates. Interest payments on $200.0 million of 6.7% Notes due in October 2005 and $150.0 million of 6.95% Notes due in March 2007 were converted from the respective fixed rates to variable rates based on the London Interbank Offered Rate, LIBOR. In February 2001, the Company entered into interest rate swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate of 6.1%.

The fair value of interest rate swaps is defined as the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. The fair value of the swap agreements is calculated quarterly based upon the quoted market price for the same or similar financial instruments. The fair value of the fixed to variable interest rate swap agreements was an asset of $2.2 million as of December 31, 2003 and the fair value of the variable to fixed interest rate swaps was a liability of $5.2 million and $7.1 million as of December 31, 2003 and 2002, respectively. The potential net loss in fair value of interest rate swaps of ten percent resulting from a hypothetical near-term adverse change in market rates was $.5 million and $.7 million as of December 31, 2003 and 2002, respectively. The Company's risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

The Company enters into foreign exchange forward contracts and options to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Foreign currency price risks are hedged generally for periods from 3 to 24 months.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. As of January 1, 2001, the Company accounted for foreign exchange forward contracts under SFAS No. 133, as amended. Foreign exchange forward contracts are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings.

As of December 31, 2003, the Company had foreign exchange forward contracts and options maturing primarily in 2004 and 2005 to purchase $57.7 million in foreign currency, primarily Canadian dollars, and to sell $18.0 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2002, the Company had foreign exchange forward contracts maturing primarily in 2003 and 2004 to purchase $45.1 million in foreign currency, primarily British sterling and euros, and to sell $17.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange contracts and options is defined as the amount of the difference between contracted and current market foreign currency exchange rates as of the end of the period. On a quarterly basis, the fair value of foreign exchange contracts and options is estimated by obtaining market quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts and options was an asset of $1.6 million and $3.1 million as of December 31, 2003 and 2002, respectively. The potential net loss in fair value of foreign exchange contracts and options of ten percent resulting from a hypothetical near-term adverse change in market rates was $.2 million and $.3 million as of December 31, 2003 and 2002, respectively. The Company's risk related to the foreign exchange contracts and options is limited to the cost of replacing the contracts at prevailing market rates.

Commodity Price Risk Management

The Company's most significant raw material requirements include cocoa, sugar, milk, peanuts and almonds. The Company attempts to minimize the effect of future price fluctuations related to the purchase of these raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 3 to 24 months. With regard to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products, price risks are also managed by entering into futures contracts. At the present time, active futures contracts are not available for use in pricing the Company's other major raw material requirements. Futures contracts are used in combination with forward purchasing of cocoa, sugar, corn sweetener, natural gas and certain dairy product requirements principally to take advantage of market fluctuations that provide more favorable pricing opportunities and flexibility in sourcing these raw material and energy requirements. Fuel oil futures contracts are used to minimize price fluctuations associated with the Company's transportation costs. The Company's commodity procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

The cost of cocoa beans and the prices for the related commodity futures contracts historically have been subject to wide fluctuations attributable to a variety of factors, including the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences. After rising sharply in 2002, cocoa market prices reached an eighteen-year high in February 2003, before gradually declining, but remaining at levels somewhat higher than prices prior to 2002. Continued civil unrest in the world's largest cocoa-producing country, the Ivory Coast, has resulted in volatile market conditions, but has not materially affected the harvesting and marketing of the cocoa crop. The Company's costs during 2004 and beyond will not necessarily reflect market price fluctuations because of its forward purchasing practices, premiums and discounts reflective of relative values, varying delivery times, and supply and demand for specific varieties and grades of cocoa beans. The Company's costs for cocoa will increase substantially in 2004; however, the Company expects to achieve its long-term goals for growth and profitability by a combination of improved sales mix, supply chain cost reductions and strict control of other costs to offset cost increases and respond to changes in the competitive environment.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis. As of January 1, 2001, the Company accounted for commodities futures contracts under SFAS No. 133, as amended, and accordingly, cash transfers are reported as a component of other comprehensive income. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Futures being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

The following sensitivity analysis reflects the market risk of the Company to a hypothetical adverse market price movement of ten percent, based on the Company's net commodity positions at four dates spaced equally throughout the year. The Company's net commodity positions consist of the excess of futures contracts held over unpriced physical forward contracts for the same commodities, relating to cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. Inventories, priced forward contracts and estimated anticipated purchases not yet contracted for were not included in the sensitivity analysis calculations. A loss is defined, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions were based upon quoted market prices or estimated future prices including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2003		2002	
In millions of dollars	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)
Highest long position	**$115.0**	**$11.5**	$ 72.3	$7.2
Lowest long position	**(14.3)**	**1.4**	(30.1)	3.0
Average position (long)	**54.9**	**5.5**	23.8	2.4

The increase in fair values from 2002 to 2003 primarily reflected an increase in commodity prices during 2003. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures being held at certain points in time during the years.

Sensitivity analysis disclosures represent forward-looking statements, which are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. The important factors that could affect the sensitivity analysis disclosures include significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield, other imbalances between supply and demand, currency exchange rates, political unrest in producing countries and speculative influences in addition to changes in the Company's hedging strategies.

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Significant accounting policies employed by the Company, including the use of estimates, are presented in the Notes to Consolidated Financial Statements.

Critical accounting estimates involved in applying the Company's accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of the Company's financial condition, changes in financial condition or results of operations. The Company's most critical accounting estimates, discussed below, pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Accounts Receivable—Trade

In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. The Company believes that it has little concentration of credit risk due to the diversity of its customer base. Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessments of collectibility based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company monitors the collectibility of its accounts receivable on an ongoing basis by analyzing the aging of its accounts receivable, assessing the credit worthiness of its customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectibility of accounts receivable are reasonably likely to change in the future.

Over the three-year period ended December 31, 2003, the Company recorded expense averaging approximately $3.9 million per year for potential uncollectible accounts, including a $5.0 million provision in 2003 related to the estimate of probable exposure to the bankruptcy of one of the Company's customers, Fleming Companies, Inc. Write-offs of uncollectible accounts, net of recoveries, averaged approximately $2.2 million over the same period. The provision for uncollectible accounts is recognized as selling, marketing and administrative expense in the Consolidated Statements of

Income. Over the past three years, the allowance for doubtful accounts has ranged from 2% to 3% of gross accounts receivable. If reasonably possible near-term changes in the most material assumptions were made with regard to the collectibility of accounts receivable, the amounts by which the annual provision would have changed would have resulted in a reduction in expense of approximately $2.3 million to an increase in expense of approximately $1.3 million. Changes in estimates for future uncollectible accounts receivable would not have a material impact on the Company's liquidity or capital resources.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products. The Company utilizes numerous trade promotion and consumer coupon programs. The costs of such programs are recognized as a reduction to net sales with the recording of a corresponding accrued liability based on estimates at the time of product shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. The estimated costs of these programs are reasonably likely to change in the future as a result of changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products. Promotional costs were $551.2 million, $461.6 million and $423.0 million in 2003, 2002 and 2001, respectively. Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs would have resulted in changes ranging from a reduction in such costs of approximately $11.1 million to an increase in costs of approximately $10.5 million, with an increase or decrease to net sales and income before income taxes within that range. Over the last three years, actual promotion costs have not deviated from the estimated amounts by more than 4%. Changes in estimates related to the cost of promotion programs would not have a material impact on the Company's liquidity or capital resources.

At the time of sale, the Company estimates a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales. A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail. Changes in estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotion programs. Over the three-year period ended December 31, 2003, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales. Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $.5 million to $1.0 million. In each of the years in the three-year period ended December 31, 2003, actual costs have not deviated from the Company's estimates by more than 1%. Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on the Company's liquidity or capital resources.

Pension and Other Post-Retirement Benefit Plans

The Company sponsors a number of defined benefit pension plans. The principal plans are the Hershey Foods Corporation Retirement Plan and the Hershey Foods Corporation Retirement Plan for Hourly Employees which are cash balance plans that provide pension benefits for most domestic employees. The Company is monitoring legislative and regulatory developments regarding cash balance plans, as well as recent court cases, for any impact on its plans. The Company also sponsors two primary post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

The Company's policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations are made considering payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. The Company takes into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with other post-retirement benefit plans that provide health care and life insurance, the Company takes into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. In compliance with the provisions of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions,* and Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* the discount rate assumption is reviewed and may be revised annually. The expected long-term rate of return on assets assumption ("asset return assumption") for funded plans is by its nature of a longer duration and would be revised only when long-term asset return projections demonstrate that need.

Pension Plans

Net periodic pension benefits costs for the Company sponsored plans were $51.0 million, $29.8 million and $20.4 million, respectively, in 2003, 2002 and 2001. For 2004, net periodic pension benefits cost is expected to be lower than 2003 primarily due to the higher December 31, 2003 fair value of plan assets resulting from the actual 2003 return on plan assets and 2003 employer contributions, and lower recognized net actuarial losses. The recognized net actuarial losses will be lower in 2004 due to an actual 2003 return on plan assets in excess of the 8.5% expected long-term rate of return on plan assets. Actuarial gains and losses may arise when actual experience differs from assumed experience or when the actuarial assumptions used to value the plan's obligations are revised from time to time. The Company's policy is to amortize only unrecognized net actuarial gains/losses in excess of 10% of the respective plan's projected benefit obligation, or fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefits cost for 2004 is $9.7 million based on the December 31, 2003 unrecognized net actuarial loss presented in Note 14, Pension and Other Post-Retirement Benefit Plans, of $236.1 million and an amortization period of primarily between fourteen and fifteen years, the average remaining service period of active employees expected to receive benefits under the plans ("average remaining service period"). Changes to the assumed rates of participant termination, disability and retirement would impact the average remaining service period. An increase in these rates would decrease the average remaining service period and a decrease in these rates would have the opposite effect. However, changes to these assumed rates are not anticipated at this time. The 2003 recognized net actuarial loss component of net periodic pension benefits cost was $16.4 million. Projections beyond 2004 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

The Company used an average discount rate assumption of 6.3%, 6.9% and 7.5% for 2003, 2002 and 2001, respectively, in the calculation of net periodic pension benefits cost for its plans. The use of a different discount rate assumption can significantly impact net periodic pension benefits cost. A one percentage point decrease in the discount rate assumption would have increased 2003 net periodic pension benefits cost by $10.1 million and a one percentage point increase in the discount rate assumption would have decreased 2003 net periodic pension benefits cost by $9.0 million. The Company's discount rate represents the estimated rate at which pension benefits could be effectively settled. In order to estimate this rate, the Company considers the yields of high quality securities, which are generally considered to be those receiving a rating no lower than the second highest given by a recognized rating agency.

The Company reduced its average discount rate assumption to 6.0% for valuing obligations as of December 31, 2003, from 6.3% as of December 31, 2002, due to the declining interest rate environment. A one percentage point decrease in the discount rate assumption would have increased the December 31, 2003 pension benefits obligations by $110.1 million and a one percentage point increase in the discount rate assumption would have decreased the December 31, 2003 pension benefits obligations by $93.4 million.

Asset return assumptions of 8.5%, 9.5% and 9.5% were used in the calculation of net periodic pension benefits cost for 2003, 2002 and 2001, respectively, and the expected return on plan assets component of net periodic pension benefits cost was based on the fair market value of pension plan assets. The Company reduced its average asset return assumption for 2003 to 8.5% based on an assessment of expected average asset returns for each asset class over the next 10 years utilizing outside investment manager projections. The geometric average asset return assumptions for the asset classes were as follows: equity securities, 9.5%, and debt securities, 5.5%. The historical geometric average return over the 16 years prior to December 31, 2003 was approximately 9.6%. The actual return on assets was 21.1% during 2003, with losses during 2002 and 2001 of approximately (13.1)% and (5.8)%, respectively. The use of a different asset return assumption can significantly impact net periodic pension benefits cost. A one percentage point decrease in the asset return assumption would have increased 2003 net periodic pension benefits cost by $7.1 million and a one percentage point increase in the asset return assumption would have decreased 2003 net periodic pension benefits cost by $7.0 million.

The Company's pension asset investment policies specify ranges of pension asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows: equity securities, 40%–85%; debt securities, 15%–60%; and cash, 0%–10%. As of December 31, 2003, the actual allocations were within the ranges. The level of volatility in pension plan asset returns is expected to be in line with the overall volatility of the markets and weightings within the asset classes disclosed.

For 2003 and 2002, the Company had no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans were not material. However, the Company made contributions of $120.3 million in 2003 and $308.1 million in 2002 to improve the funded status. These contributions were fully tax deductible. A one percentage point change in the discount rate or asset return assumptions would not have changed the 2003 minimum funding requirements for the domestic plans. For 2004, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material. However, the Company may choose to make contributions in 2004 to improve the funded status.

Post-Retirement Benefit Plans

Other post-retirement benefits costs relate primarily to health care and life insurance benefits. Net periodic other post-retirement benefits costs for the Company sponsored plans were $23.9 million, $23.7 million and $21.8 million in 2003, 2002 and 2001, respectively. For the calculation of net periodic other post-retirement benefits costs, discount rate assumptions of 6.3%, 7.0% and 7.5% were used for 2003, 2002 and 2001, respectively. The use of a different discount rate assumption can significantly impact net periodic other post-retirement benefits costs. A one percentage point decrease in the discount rate assumption would have increased 2003 net periodic other post-retirement benefits costs by $2.6 million and a one percentage point increase in the discount rate assumption would have decreased 2003 net periodic other post-retirement benefits costs by $2.4 million.

The Company used discount rate assumptions of 6.0% and 6.3% to value the other post-retirement benefits obligations as of December 31, 2003 and 2002, respectively. A one percentage point decrease in the discount rate assumption would have increased the December 31, 2003 other post-retirement benefits obligations by $38.2 million and a one percentage point increase in the discount rate assumption would have decreased the December 31, 2003 other post-retirement benefits obligations by $31.9 million.

On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduced a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The accumulated benefits obligation or net periodic post-retirement benefits costs in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the Company's post-retirement benefit plans.

Other critical accounting policies employed by the Company include the following:

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 141, *Business Combinations,* as of July 1, 2001, and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Through December 31, 2001, goodwill resulting from business acquisitions was amortized over 40 years. The reassessment of the useful lives of intangible assets acquired on or before June 30, 2001 was completed during the first quarter of 2002. Amortization of goodwill resulting from business acquisitions of $388.7 million was discontinued as of January 1, 2002. Other intangible assets totaling $40.4 million as of January 1, 2002 primarily consisted of trademarks and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, amortization of these assets was discontinued as of January 1, 2002. Patents valued at a total of $9.0 million are being amortized over their remaining legal lives of approximately seventeen years.

The impairment evaluation for goodwill is conducted annually using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The evaluation of the carrying amount of intangible assets with indefinite lives is made annually by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Goodwill was assigned to reporting units and transitional impairment tests were performed for goodwill and other intangible assets during the first quarter of 2002 and the annual impairment tests were performed in the fourth quarters of 2002 and 2003. No impairment of assets was determined as a result of these tests.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Commodities futures contracts utilized by the Company are designated and accounted for as cash flow hedges under SFAS No. 133, as amended. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7, Derivative Instruments and Hedging Activities.

The net after-tax impact of cash flow hedging derivatives on comprehensive income (loss) reflected a $20.2 million loss in 2003, a $106.7 million gain in 2002 and a $7.8 million loss in 2001. Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts. Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Reclassification of gains of $51.9 million and $17.9 million for 2003 and 2002, respectively, and a loss of $19.3 million for 2001 were associated with commodities futures contracts. Gains on commodities futures contracts recognized in cost of sales as a result of hedge ineffectiveness were approximately $.4 million, $1.5 million and $1.7 million before tax for the years ended December 31, 2003, 2002 and 2001, respectively. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness. The amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts and options, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $28.3 million after tax as of December 31, 2003, which were principally associated with commodities futures contracts.

MARKET PRICES AND DIVIDENDS

Cash dividends paid on the Company's Common Stock and Class B Stock were $184.7 million in 2003 and $167.8 million in 2002. The annual dividend rate on the Common Stock in 2003 was $1.58 per share, an increase of 21% over the 2002 rate of $1.31 per share. The 2003 dividend increase represented the 29th consecutive year of Common Stock dividend increases.

On February 17, 2004, the Company's Board of Directors declared a quarterly dividend of $.395 per share of Common Stock payable on March 15, 2004, to stockholders of record as of February 25, 2004. It is the Company's 297th consecutive Common Stock dividend. A quarterly dividend of $.3575 per share of Class B Stock also was declared.

The Company's Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 105.9 million shares of the Company's Common Stock were traded during 2003. The Class B Stock is not publicly traded.

The closing price of the Common Stock on December 31, 2003, was $76.99. There were 39,002 stockholders of record of the Common Stock and the Class B Stock as of December 31, 2003.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2003				
1st Quarter	$ .3275	$ .2950	$68.99	$60.69
2nd Quarter	.3275	.2950	72.82	62.45
3rd Quarter	.3950	.3575	74.20	68.93
4th Quarter	.3950	.3575	78.65	72.68
Total	$1.4450	$1.3050		

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2002				
1st Quarter	$ .3025	$ .2725	$72.49	$65.92
2nd Quarter	.3025	.2725	72.14	62.13
3rd Quarter	.3275	.2950	79.49	56.45
4th Quarter	.3275	.2950	67.99	61.22
Total	$1.2600	$1.1350		

* NYSE-Composite Quotations for Common Stock by calendar quarter.

RETURN MEASURES

Operating Return on Average Stockholders' Equity

The Company's operating return on average stockholders' equity was 35.8% in 2003. Over the most recent six-year period, the return has ranged from 28.9% in 1999 to 37.6% in 1998. For the purpose of calculating operating return on average stockholders' equity, earnings is defined as net income adjusted to reflect the impact of the elimination of the amortization of intangibles for all years and excluding the after-tax effect of the business realignment initiatives in 2003, 2002 and 2001, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002 and the after-tax gains on the sale of a group of the Company's gum brands in 2003, the sale of the *Luden's* throat drops business in 2001, the sale of corporate aircraft in 2000 and the sale of the pasta business in 1999.

Operating Return on Average Invested Capital

The Company's operating return on average invested capital was 19.9% in 2003. Over the most recent six-year period, the return has ranged from 15.4% in 1999 to 19.9% in 2003. Average invested capital consists of the annual average of beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity. For the purpose of calculating operating return on average invested capital, earnings is defined as net income adjusted to reflect the impact of the elimination of the amortization of intangibles for all years and excluding the after-tax effect of the business realignment initiatives in 2003, 2002 and 2001, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002, the after-tax gains on the sale of a group of the Company's gum brands in 2003, the sale of the *Luden's* throat drops business in 2001, the sale of corporate aircraft in 2000, and the sale of the pasta business in 1999, and the after-tax effect of interest on long-term debt.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Key risks to achieving future performance include: the continued ability to accelerate the introduction of new products, while balancing the rationalization of under-performing items; discipline in managing the Company's seasonal business for profitability; targeted cost improvement and the control of administrative costs, such as employee benefits; intensified competitive activity in certain markets; changes in the retail environment; the ability to improve profitability of international businesses which are subject to certain volatility with regard to the economic and foreign currency exchange environment in certain countries; and the risk of increases in raw material and other costs.

During the three years ended December 31, 2003, the Company significantly improved operating results as it implemented its strategies. Over the foreseeable future these strategies seek to deliver average net sales growth of 3%-4% per year, gross margin improvement of 70-90 basis points per year, 7%-9% annual growth in earnings before interest expense and income taxes ("EBIT") and 9%-11% earnings per share-diluted ("EPS") growth per year.

Net sales in 2004 are expected to increase as the Company's market leadership continues to expand. The Company will continue to introduce new items and limited edition line extensions. During 2004 these will include: a full year of sales for *Hershey's Swoops* and *Hershey's S'mores* introduced in December 2003; *Reese's* white chocolate peanut butter cups, previously sold as a limited edition item, and *Ice Breakers Liquid Ice* mints, *Hershey's Kisses* milk chocolates filled with caramel, *York* sugar-free peppermint patties, and limited edition items, such as *Hershey's Cookies 'N' Mint* and *Cookies 'N' Chocolate* bars and *Almond Joy* piña colada candy bar. The 2003 entry into sugar-free items and the recently announced introduction of the *Hershey's 1 G Sugar Carb* bar line represent adjacent platforms from which the Company expects future growth.

Net sales growth is expected to be primarily in North America. Growth outside of North America will be focused on limited geographic areas, but attractive market opportunities.

Gross margin is expected to improve in 2004, but at the lower end of the Company's long-term improvement target. Margin improvement is affected by various factors, including selling prices, promotional allowances, raw material costs, supply chain efficiencies and the mix of products sold in any period. During 2004, improved price realization resulting from a combination of limited selling price increases, product weight changes and an enhanced sales mix will more than offset higher supply chain costs. The higher costs will result primarily from an increase in the cost of raw materials, partially offset by cost savings from supply chain efficiency improvements.

EBIT growth and EPS growth are expected to be within the long-term target range in 2004.

The Company expects strong cash flows from operating activities in 2004. Net cash provided from operating activities is expected to exceed cash requirements for capital additions, capitalized software additions and anticipated dividend payments. The Company will continue to monitor the funded status of pension plans based on market performance and make future contributions as appropriate, recognizing that the plans are well funded at the end of 2003.

Safe Harbor Statement

The nature of the Company's operations and the environment in which it operates subject it to changing economic, competitive, regulatory and technological conditions, risks and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. Many of the forward-looking statements contained in this document may be identified by the use of forward-looking words such as "intend," "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential," among others. Factors which could cause results to differ include, but are not limited to: changes in the confectionery and grocery business environment, including actions of competitors and changes in consumer preferences; customer and consumer response to selling price increases; changes in governmental laws and regulations, including taxes; market demand for new and existing products; changes in raw material and other costs; pension cost factors, such as actuarial assumptions, market performance and employee retirement decisions; adequacy of the Company's bad debt reserve; the Company's ability to implement improvements to and reduce costs associated with the Company's supply chain and the Company's ability to successfully implement its rationalization and realignment initiatives.

Certifications

Certifications of the Chief Executive Officer and Chief Financial Officer of the Company under Section 302 of the Sarbanes-Oxley Act of 2002 are filed as Exhibits 31.1 and 31.2 to the Company's Annual Report on Form 10-K for 2003.

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	2003	2002	2001
In thousands of dollars except per share amounts			
Net Sales	**$4,172,551**	$4,120,317	$4,137,217
Costs and Expenses:			
Cost of sales	**2,544,726**	2,561,052	2,668,530
Selling, marketing and administrative	**816,442**	833,426	846,976
Business realignment and asset impairments, net	**23,357**	27,552	228,314
Gain on sale of business	**(8,330)**	—	(19,237)
Total costs and expenses	**3,376,195**	3,422,030	3,724,583
Income before Interest and Income Taxes	**796,356**	698,287	412,634
Interest expense, net	**63,529**	60,722	69,093
Income before Income Taxes	**732,827**	637,565	343,541
Provision for income taxes	**267,875**	233,987	136,385
Income before Cumulative Effect of Accounting Change	**464,952**	403,578	207,156
Cumulative effect of accounting change, net of $4,933 tax benefit	**7,368**	—	—
Net Income	**$ 457,584**	$ 403,578	$ 207,156
Earnings Per Share—Basic			
Income before Cumulative Effect of Accounting Change	**$ 3.54**	$ 2.96	$ 1.52
Cumulative Effect of Accounting Change, net of $.04 Tax Benefit	**.06**	—	—
Net Income	**$ 3.48**	$ 2.96	$ 1.52
Earnings Per Share—Diluted			
Income before Cumulative Effect of Accounting Change	**$ 3.52**	$ 2.93	$ 1.50
Cumulative Effect of Accounting Change, net of $.04 Tax Benefit	**.06**	—	—
Net Income	**$ 3.46**	$ 2.93	$ 1.50
Cash Dividends Paid Per Share:			
Common Stock	**$ 1.445**	$ 1.260	$ 1.165
Class B Common Stock	**1.305**	1.135	1.050

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
In thousands of dollars		
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 114,793	$ 297,743
Accounts receivable—trade	407,612	370,976
Inventories	492,859	503,291
Deferred income taxes	13,285	—
Prepaid expenses and other	103,020	91,608
Total current assets	1,131,569	1,263,618
Property, Plant and Equipment, Net	1,661,939	1,486,055
Goodwill	388,960	378,453
Other Intangibles	38,511	39,898
Other Assets	361,561	312,527
Total assets	$ 3,582,540	$ 3,480,551
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 132,222	$ 124,507
Accrued liabilities	416,181	356,716
Accrued income taxes	24,898	12,731
Deferred income taxes	—	24,768
Short-term debt	12,032	11,135
Current portion of long-term debt	477	16,989
Total current liabilities	585,810	546,846
Long-term Debt	968,499	851,800
Other Long-term Liabilities	370,776	362,162
Deferred Income Taxes	377,589	348,040
Total liabilities	2,302,674	2,108,848
Stockholders' Equity:		
Preferred Stock, shares issued: none in 2003 and 2002	—	—
Common Stock, shares issued: 149,528,776 in 2003 and 149,528,564 in 2002	149,528	149,528
Class B Common Stock, shares issued: 30,422,096 in 2003 and 30,422,308 in 2002	30,422	30,422
Additional paid-in capital	4,034	593
Unearned ESOP compensation	(9,580)	(12,774)
Retained earnings	3,263,988	2,991,090
Treasury—Common Stock shares, at cost: 50,421,139 in 2003 and 45,730,735 in 2002	(2,147,441)	(1,808,227)
Accumulated other comprehensive (loss) income	(11,085)	21,071
Total stockholders' equity	1,279,866	1,371,703
Total liabilities and stockholders' equity	$ 3,582,540	$ 3,480,551

The notes to consolidated financial statements are an integral part of these balance sheets.

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2003	2002	2001
In thousands of dollars			
Cash Flows Provided from (Used by) Operating Activities			
Net income	**$ 457,584**	$ 403,578	$ 207,156
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation and amortization	**180,567**	177,908	190,494
Deferred income taxes	**38,895**	137,817	(49,342)
Gain on sale of business, net of tax of $2,624 and $18,134, respectively	**(5,706)**	—	(1,103)
Business realignment initiatives, net of tax of $9,988, $12,470 and $106,564, respectively	**15,488**	21,509	171,852
Asset impairment write-downs	**—**	—	53,100
Cumulative effect of accounting change, net of tax of $4,933	**7,368**	—	—
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:			
Accounts receivable—trade	**(36,636)**	(9,250)	17,954
Inventories	**9,095**	8,843	94,405
Accounts payable	**7,715**	(8,542)	(16,183)
Other assets and liabilities	**(81,427)**	(106,520)	38,072
Net Cash Provided from Operating Activities	**592,943**	625,343	706,405
Cash Flows Provided from (Used by) Investing Activities			
Capital additions	**(218,650)**	(132,736)	(160,105)
Capitalized software additions	**(18,404)**	(11,836)	(9,845)
Business acquisition	**—**	—	(17,079)
Proceeds from divestitures	**20,049**	12,000	59,900
Other, net	**—**	—	3,142
Net Cash (Used by) Investing Activities	**(217,005)**	(132,572)	(123,987)
Cash Flows Provided from (Used by) Financing Activities			
Net change in short-term borrowings	**897**	4,130	(250,589)
Long-term borrowings	**3,194**	304	379
Repayment of long-term debt	**(18,633)**	(9,578)	(826)
Cash dividends paid	**(184,686)**	(167,821)	(154,750)
Exercise of stock options	**55,120**	86,491	30,210
Incentive plan transactions	**(85,347)**	(158,507)	(64,342)
Repurchase of Common Stock	**(329,433)**	(84,194)	(40,322)
Net Cash (Used by) Financing Activities	**(558,888)**	(329,175)	(480,240)
(Decrease) Increase in Cash and Cash Equivalents	**(182,950)**	163,596	102,178
Cash and Cash Equivalents as of January 1	**297,743**	134,147	31,969
Cash and Cash Equivalents as of December 31	**$ 114,793**	$ 297,743	$ 134,147
Interest Paid	**$ 65,347**	$ 64,343	$ 72,043
Income Taxes Paid	**207,672**	57,495	171,362

The notes to consolidated financial statements are an integral part of these statements.

HERSHEY FOODS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
In thousands of dollars									
Balance as of January 1, 2001	$—	$149,508	$30,442	$ 13,124	$(19,161)	$2,702,927	$(1,645,088)	$ (56,716)	$1,175,036
Net income						207,156			207,156
Other comprehensive (loss)								(29,416)	(29,416)
Comprehensive income									177,740
Dividends:									
Common Stock, $1.165 per share						(122,790)			(122,790)
Class B Common Stock, $1.05 per share						(31,960)			(31,960)
Conversion of Class B Common Stock into Common Stock		8	(8)						—
Incentive plan transactions				1,062					1,062
Exercise of stock options				(11,863)			(3,833)		(15,696)
Employee stock ownership trust/benefits transactions				940	3,194				4,134
Repurchase of Common Stock							(40,322)		(40,322)
Balance as of December 31, 2001	—	149,516	30,434	3,263	(15,967)	2,755,333	(1,689,243)	(86,132)	1,147,204
Net income						403,578			403,578
Other comprehensive income								107,203	107,203
Comprehensive income									510,781
Dividends:									
Common Stock, $1.26 per share						(133,285)			(133,285)
Class B Common Stock, $1.135 per share						(34,536)			(34,536)
Conversion of Class B Common Stock into Common Stock		12	(12)						—
Incentive plan transactions				(298)					(298)
Exercise of stock options				(3,517)			(34,790)		(38,307)
Employee stock ownership trust/benefits transactions				1,145	3,193				4,338
Repurchase of Common Stock							(84,194)		(84,194)
Balance as of December 31, 2002	—	149,528	30,422	593	(12,774)	2,991,090	(1,808,227)	21,071	1,371,703
Net income						457,584			457,584
Other comprehensive (loss)								(32,156)	(32,156)
Comprehensive income									425,428
Dividends:									
Common Stock, $1.445 per share						(144,985)			(144,985)
Class B Common Stock, $1.305 per share						(39,701)			(39,701)
Conversion of Class B Common Stock into Common Stock		—	—						—
Incentive plan transactions				455					455
Exercise of stock options				1,519			(9,781)		(8,262)
Employee stock ownership trust/benefits transactions				1,467	3,194				4,661
Repurchase of Common Stock							(329,433)		(329,433)
Balance as of December 31, 2003	$—	$149,528	$30,422	$ 4,034	$ (9,580)	$3,263,988	$(2,147,441)	$ (11,085)	$1,279,866

The notes to consolidated financial statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by the Company are discussed below and in other notes to the consolidated financial statements.

Items Affecting Comparability

Certain reclassifications have been made to prior year amounts to conform to the 2003 presentation. During 2000 and 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products. EITF No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products,* was issued in November 2001 and codified earlier pronouncements. In accordance with EITF No. 01-9, certain consumer and trade promotion expenses, such as consumer coupon redemption expense, off-invoice allowances and various marketing performance funds previously reported in selling, marketing and administrative expense were reclassified as a reduction of net sales. Reclassifications for 2001 totaled $423.0 million. In addition, certain freight billings totaling $3.0 million for 2001, previously reported in cost of sales, were reclassified as an increase to net sales.

The consolidated financial statements include the impact of the Company's business realignment initiatives as described in Note 4. Cost of sales included pre-tax charges resulting from the business realignment initiatives of $2.1 million, $6.4 million and $50.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. Additionally, selling, marketing and administrative expenses for the year ended December 31, 2002, included expenses of $17.2 million associated with the exploration of the potential sale of the Company.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* ("Interpretation No. 46"). Interpretation No. 46 addresses consolidation by business enterprises of special-purpose entities ("SPEs") to which the usual condition for consolidation described in Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, does not apply because the SPEs have no voting interests or otherwise are not subject to control through ownership of voting interests. The Company adopted Interpretation No. 46 as of June 30, 2003. Additional information regarding the adoption of Interpretation No. 46 is contained in Note 2, Cumulative Effect of Accounting Change.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Critical accounting estimates involved in applying the Company's accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of the Company's financial condition, changes in financial condition or results of operations. The Company's most critical accounting estimates pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

Revenue Recognition

The Company records sales when all of the following criteria have been met: a valid customer order with a fixed price has been received; a delivery appointment with the customer has been made; the product has been shipped in accordance with the delivery appointment within the required lead time; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of the Company's products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing the business of the Company. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations.

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities.* Subsequently, the FASB issued Statement No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133,* Statement No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133,* and Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (collectively referred to as "SFAS No. 133, as amended"). SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The Company adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments currently utilized by the Company, including commodities futures contracts, are designated and accounted for as cash flow hedges, except for fixed to variable interest rate swaps which are designated and accounted for as fair value hedges of the underlying long-term debt. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7, Derivative Instruments and Hedging Activities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repair expenditures are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities and production lines are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 141, *Business Combinations,* as of July 1, 2001, and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Through December 31, 2001, goodwill resulting from business acquisitions was amortized over 40 years. The reassessment of the useful lives of intangible assets acquired on or before June 30, 2001 was completed during the first quarter of 2002. Amortization of goodwill resulting from business acquisitions of $388.7 million was discontinued as of January 1, 2002. Other intangible assets totaling $40.4 million as of January 1, 2002 primarily consisted of trademarks and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, amortization of these assets was discontinued as of January 1, 2002. Patents valued at a total of $9.0 million are being amortized over their remaining legal lives of approximately seventeen years.

The impairment evaluation for goodwill is conducted annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The impairment evaluation of the carrying amount of intangible assets with indefinite lives is conducted annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.

The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Comprehensive Income

Comprehensive income (loss) is reported on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive income (loss) is reported on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 8, Comprehensive Income.

Results of operations for foreign entities are translated using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

A minimum pension liability adjustment is required when the actuarial present value of accumulated pension plan benefits exceeds plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, are recorded as a component of other comprehensive income (loss), "Minimum Pension Liability Adjustments."

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss). Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 7, Derivative Instruments and Hedging Activities.

Foreign Exchange Forward Contracts and Options

The Company enters into foreign exchange forward contracts and options to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Foreign exchange forward contracts and options are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts, is contained in Note 7, Derivative Instruments and Hedging Activities.

License Agreements

The Company has entered into license agreements under which it has access to certain trademarks and proprietary technology, and manufactures and/or markets and distributes certain products. The rights under these agreements are extendible on a long-term basis at the Company's option subject to certain conditions, including minimum sales levels, which the Company has met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

Research and Development

The Company expenses research and development costs as incurred. Research and development expense was $24.5 million, $23.4 million and $26.5 million in 2003, 2002 and 2001, respectively, and is included in selling, marketing and administrative expenses.

Advertising

The Company expenses advertising costs as incurred. Advertising expense included in selling, marketing and administrative expenses was $145.4 million, $162.9 million and $187.2 million in 2003, 2002 and 2001, respectively. Prepaid advertising as of December 31, 2003 and 2002, was $4.2 million and $1.3 million, respectively.

Computer Software

The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software as of December 31, 2003 and 2002, was $39.3 million and $41.3 million, respectively. Software costs are amortized using the straight-line method over the shorter of five years or the expected life of the software. Accumulated amortization of capitalized software was $99.1 million and $78.4 million as of December 31, 2003 and 2002, respectively.

The Company reviews the carrying value of software and development costs for impairment in accordance with its policy pertaining to the impairment of long-lived assets. Generally, measurement of impairment occurs when internal use computer software is not expected to provide substantive service potential, a significant change occurs in the extent or manner in which the software is used or is expected to be used, a significant change is made or will be made to the software program, or costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

Employee Stock Options

The Company currently sponsors two stock-based employee compensation plans, which are described more fully in Note 17, Stock Compensation Plans. The Company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations in accounting for those plans. No employee compensation expense for stock options is reflected in net income as all stock options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share in each period if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

For the years ended December 31,	2003	2002	2001
In thousands of dollars except per share amounts			
Net income, as reported	**$457,584**	$403,578	$207,156
Deduct: Total stock-based employee compensation expense determined under fair value method, net of related tax effects	**(15,637)**	(12,421)	(7,398)
Pro forma net income	**$441,947**	$391,157	$199,758
Earnings per share:			
Basic—as reported	**$ 3.48**	$ 2.96	$ 1.52
Basic—pro forma	**$ 3.37**	$ 2.86	$ 1.47
Diluted—as reported	**$ 3.46**	$ 2.93	$ 1.50
Diluted—pro forma	**$ 3.34**	$ 2.84	$ 1.45

The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yields of 2.0%, 1.9% and 2.2%; expected volatility of 28%, 28% and 28%; risk-free interest rates of 3.6%, 4.7% and 5.0%; and expected lives of 6.4 years, 6.4 years and 6.4 years.

2. CUMULATIVE EFFECT OF ACCOUNTING CHANGE

The Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of three off-balance sheet arrangements with special-purpose trusts ("SPTs") for the leasing of certain warehouse and distribution facilities. The consolidation of these entities resulted in an adjustment to record the cumulative effect of the accounting change of approximately $7.4 million, or $.06 per share-diluted, in the third quarter of 2003 reflecting the after-tax effect of accumulated depreciation for these facilities from lease inception through June 29, 2003. Additionally, the consolidation of these entities resulted in a net increase to property, plant and equipment of approximately $107.7 million, with a corresponding increase to long-term debt of $115.5 million and to other long-term liabilities of $4.4 million, reflecting the third party equity interest associated with the lease arrangements. Prior to June 30, 2003, expenses associated with the lease arrangements were classified as rent expense and included in cost of sales in the Consolidated Statements of Income. Subsequent to the consolidation of these entities, expenses were classified as interest expense associated with the corresponding long-term debt. An increase in depreciation expense of $2.6 million in 2003 also resulted from the consolidation of these entities.

3. ACQUISITIONS AND DIVESTITURES

In September 2003, the Company completed the sale of certain gum brands to Farley's & Sathers Candy Company, Inc. ("Farley's & Sathers") for $20.0 million in cash as part of its business realignment initiatives. In the third quarter of 2003, the Company recorded a gain on the sale of $8.3 million before tax, $5.7 million after tax. The gum brands included *Fruit Stripe* chewing gum, *Rain-blo* gum balls and *Super Bubble* bubble gum.

In June 2002, the Company completed the sale of certain confectionery brands to Farley's & Sathers for $12.0 million in cash as part of its 2001 business realignment initiatives. In the second quarter of 2002, the Company recorded a gain of $4.4 million before tax, $2.8 million after tax, as a result of the transaction. The gain was included as an adjustment to the Company's business realignment and asset impairments charge. Included in the transaction were the *Heide, Jujyfruits, Wunderbeans* and *Amazin' Fruit* trademarked confectionery brands, as well as the rights to sell *Chuckles* branded products, under license.

In September 2001, the Company completed the sale of the *Luden's* throat drops business to Pharmacia Consumer Healthcare, a unit of Pharmacia Company. Included in the sale were the trademarks and manufacturing equipment for the throat drops business. In the third quarter of 2001, the Company received cash proceeds of $59.9 million and recorded a gain of $19.2 million before tax,

$1.1 million after tax, as a result of the transaction. A higher gain for tax purposes reflected the low tax basis of the intangible assets included in the sale, resulting in taxes on the gain of $18.1 million. Net sales for the *Luden's* throat drops business were $8.9 million in 2001.

In July 2001, the Company's Brazilian subsidiary, Hershey do Brasil, acquired the chocolate and confectionery business of Visagis for $17.1 million. Included in the acquisition were the *IO-IO* brand of hazelnut crème items and the chocolate and confectionery products sold under the *Visconti* brand. Also included in the purchase were a manufacturing plant and confectionery equipment in Sao Roque, Brazil. In accordance with the purchase method of accounting, the purchase price of the acquisition was allocated to the underlying assets and liabilities at the date of acquisition based on their estimated respective fair values. Results subsequent to the date of acquisition were included in the consolidated financial statements. Had the results of the acquisition been included in the consolidated results for the periods prior to the acquisition dates, the effect would not have been material.

4. BUSINESS REALIGNMENT INITIATIVES

In July 2003, the Company announced a number of initiatives continuing its value-enhancing strategy. These initiatives included realigning the sales organization and streamlining the supply chain by divesting or eliminating certain non-strategic brands and products, and by production line rationalization.

During 2003, these actions resulted in a net charge of approximately $17.2 million, or $.07 per share-diluted. The $17.2 million net charge consisted of the write-off of certain inventories of $2.1 million included in cost of sales, a net business realignment and asset impairments charge of $23.4 million and an $8.3 million net gain resulting from the divestiture of certain brands.

The net business realignment and asset impairments charge of $23.4 million consisted of early retirement and involuntary termination costs of $10.0 million, sales office closing and relocation costs of $7.3 million, fixed asset impairment charges of $5.7 million, equipment removal costs of $.7 million and a net gain of $.3 million relating to the elimination of non-strategic brands and products. In determining the fixed asset impairment losses, fair value was estimated based on the expected sales proceeds. Cash payments during the third and fourth quarters of 2003 reduced the liability balance, primarily relating to the aforementioned charges for employee termination, sales office closing and relocation costs, to $8.8 million as of December 31, 2003.

In late October 2001, the Company's Board of Directors approved a plan to improve the efficiency and profitability of the Company's operations. The plan included asset management improvements, product line rationalization, supply chain efficiency improvements and a voluntary work force reduction program (collectively, "the 2001 business realignment initiatives"). Total costs for the 2001 business realignment initiatives recorded in 2002 and 2001 were $312.4 million.

During 2002, charges to cost of sales and business realignment and asset impairments were recorded totaling $34.0 million before tax. The total included a charge to cost of sales of $6.4 million associated with the relocation of manufacturing equipment and a net business realignment and asset impairments charge of $27.6 million. Components of the net $27.6 million pre-tax charge included a $28.8 million charge for pension settlement losses resulting from a voluntary work force reduction program ("VWRP"), a $3.0 million charge for pension curtailment losses and special termination benefits resulting from manufacturing plant closures, a $.1 million charge relating to involuntary termination benefits and a $.1 million charge relating to the realignment of the domestic sales organization, partially offset by a $4.4 million favorable adjustment reflecting higher than estimated proceeds from the sale of certain assets.

During the fourth quarter of 2001, charges to cost of sales and business realignment and asset impairments were recorded totaling $278.4 million before tax. The total included a charge to cost of sales of $50.1 million associated with raw material inventory reductions and a business realignment and asset impairments charge of $228.3 million. Components of the $228.3 million pre-tax charge included $175.2 million for business realignment charges and $53.1 million for asset impairment charges. The $175.2 million for business realignment charges included $139.8 million for enhanced pension and other post-retirement benefits associated with the VWRP and $35.4 million for other costs associated with the 2001 business realignment initiatives. The $53.1 million for asset impairment charges included $45.3 million for fixed asset impairments and $7.8 million for goodwill impairment. The major components of the 2001 business realignment initiatives were completed as of December 31, 2002. Remaining transactions primarily pertain to the sale of certain real estate associated with the closure of facilities, as discussed below.

Product line rationalization plans included the sale or exit of certain businesses, the discontinuance of certain non-chocolate confectionery products and the realignment of the Company's sales organizations. Costs associated with the realignment of the sales organizations related primarily to sales office closings and terminating the use of certain sales brokers. During 2002, sales offices were closed as planned and the use of certain sales brokers was discontinued which resulted in an additional charge of $.1 million. During the second quarter of 2002, the sale of a group of the Company's non-chocolate confectionery candy brands to Farley's & Sathers was completed. Included in the transaction were the *Heide, Jujyfruits, Wunderbeans* and *Amazin' Fruit* trademarked confectionery brands, as well as the rights to sell *Chuckles* branded products, under license. Proceeds of $12.0 million associated with the sale of certain confectionery brands to Farley's & Sathers exceeded the 2001 estimates which resulted in a $4.4 million favorable adjustment. The sale of certain confectionery brands to Farley's & Sathers resulted in the closure of a manufacturing facility in New Brunswick, New Jersey which was being held for sale as of December 31, 2002. The manufacturing facility was sold in May 2003. Also during the second quarter of 2002, the Company discontinued and subsequently licensed the sale of its aseptically packaged drink products in the United States. Net sales for these brands were $11.6 million and $34.2 million in 2002 and 2001, respectively. An additional charge of $.7 million relating to pension curtailment losses and special termination benefits associated with the closure of the facility was recorded in 2002.

To improve supply chain efficiency and profitability, three manufacturing facilities, a distribution center and certain other facilities were planned to be closed. These included manufacturing facilities in Denver, Colorado; Pennsburg, Pennsylvania; and Palmyra, Pennsylvania and a distribution center and certain minor facilities located in Oakdale, California. During the first quarter of 2002, the manufacturing facility in Palmyra, Pennsylvania was closed and additional costs of $.1 million were recorded, as incurred, relating to retention payments. During the second quarter, operations utilizing the distribution center in Oakdale, California ceased. The manufacturing facilities in Denver, Colorado and Pennsburg, Pennsylvania were closed in the fourth quarter of 2002. An additional charge of $2.3 million relating to pension curtailment losses and special termination benefits associated with the facility closures was recorded in 2002. The Denver, Colorado facility was being held for sale and the Pennsburg, Pennsylvania facility was idle and being held for possible future use as of December 31, 2003.

In October 2001, the Company offered the VWRP to certain eligible employees in the United States, Canada and Puerto Rico in order to reduce staffing levels and improve profitability. The VWRP consisted of an early retirement program which provided enhanced pension, post-retirement and certain supplemental benefits and an enhanced mutual separation program which provided increased severance and temporary medical benefits. A reduction of approximately 500 employees occurred during 2002 as a result of the VWRP. Additional pension settlement costs of $28.8 million were recorded in 2002, principally associated with lump sum payments of pension benefits.

The following table summarizes the charges for certain business realignment initiatives recorded in the fourth quarter of 2001 and the related activities completed during 2002:

Accrued Liabilities	Balance 12/31/01	2002 Utilization	New charges during 2002	Balance 12/31/02
In thousands of dollars				
Asset management improvements	$ 2,700	$ (2,700)	$ —	$—
Product line rationalization	15,529	(15,644)	115	—
Supply chain efficiency improvements	8,300	(8,400)	100	—
Voluntary work force reduction program	8,860	(8,860)	—	—
Total	$35,389	$(35,604)	$215	$—

New charges during 2002 related to the elimination of the Company's broker sales force and termination benefits associated with the closing of a manufacturing facility. Utilization recorded against the liability in 2002 reflected cash payments totaling $25.7 million and non-cash write-offs of $9.9 million associated primarily with exiting certain businesses. The cash payments related primarily to severance payments associated with the enhanced mutual separation program and plant closures, outsourcing the manufacture of certain ingredients, VWRP administrative expenses, the realignment of the Company's sales organizations and other expenses associated with exiting certain businesses and maintaining properties prior to sale.

5. COMMITMENTS

The Company has entered into certain obligations for the purchase of raw materials. Purchase obligations primarily reflect forward contracts for the purchase of raw materials from third-party brokers and dealers to minimize the effect of future price fluctuations. Total obligations for each year are comprised of fixed price contracts for the purchase of commodities and unpriced contracts that have been valued using market prices as of December 31, 2003. The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. However, the variability of such costs is mitigated to the extent of the Company's futures price cover for those periods. Accordingly, increases or decreases in market prices will be offset by gains or losses on commodity futures contracts to the extent that the unpriced contracts are hedged as of December 31, 2003 and in future periods. Taking delivery of the specific commodities for use in the manufacture of finished goods satisfies these obligations. For each of the three years in the period ended December 31, 2003, such obligations were fully satisfied by taking delivery of and making payment for the specific commodities.

As of December 31, 2003, the Company had entered into purchase agreements with various suppliers. Subject to the Company's quality standards being met, the purchase obligations covered by these agreements aggregated approximately $758.6 million in 2004, $427.1 million in 2005, $80.9 million in 2006, $12.6 million in 2007, $7.5 million in 2008 and $3.8 million in 2009 and beyond.

As previously discussed in Note 2, Cumulative Effect of Accounting Change, the Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of the three off-balance sheet arrangements with SPTs. The consolidation of these entities resulted in an adjustment to record the cumulative effect of the accounting change of approximately $7.4 million, or $.06 per share-diluted, in the third quarter of 2003, reflecting the after-tax effect of accumulated depreciation for these facilities from lease inception through June 29, 2003. Additionally, the consolidation of these entities resulted in a net increase to property, plant and equipment of approximately $107.7 million, with a corresponding increase to long-term debt of $115.5 million and to other long-term liabilities of $4.4 million, reflecting the third party equity interest associated with the lease arrangements. Prior to June 30, 2003, expenses associated with the lease arrangements were classified as rent expense and included in cost of sales in the Consolidated Statements of Income. Subsequent to the consolidation of these entities, expenses were classified as interest expense associated with the corresponding long-term debt. An increase in depreciation expense of $2.6 million in 2003 also resulted from the consolidation of these entities.

During 1999 and 2000 the Company entered into off-balance sheet arrangements for the leasing of certain warehouse and distribution facilities. These off-balance sheet arrangements enabled the Company to lease these facilities under more favorable terms than other leasing alternatives. The lease arrangements are with SPTs whereby the Company leases warehouse and distribution facilities in Redlands, California; Atlanta, Georgia; and Hershey, Pennsylvania, as discussed below. The SPTs were formed to facilitate the acquisition and subsequent leasing of the facilities to the Company. The SPTs financed the acquisition of the facilities by issuing notes and equity certificates to independent third-party financial institutions. The independent third-party financial institutions that hold the equity certificates are the owners of the SPTs. The owners of the SPTs have made substantive residual equity capital investments in excess of 3% which will be at risk during the entire term of each lease. Accordingly, the Company did not consolidate the SPTs prior to June 30, 2003 because all of the conditions for consolidation had not been met.

In December 2000, the Company entered into a lease agreement with the owner of the warehouse and distribution facility in Redlands, California. The lease term was approximately ten years, with occupancy to begin upon completion of the facility. The lease agreement contained an option for the Company to purchase the facility. In January 2002, the Company assigned its right to purchase the facility to an SPT that in turn purchased the completed facility and leased it to the Company under a new lease agreement. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $40.1 million.

In October 2000, the Company entered into a lease agreement with an SPT for the leasing of a warehouse and distribution facility near Atlanta, Georgia. The lease term is five years, with up to four renewal periods of five years each with the consent of the lessor. The cost incurred by the SPT to acquire the facility, including land, was $18.2 million.

In July 1999, the Company entered into a lease agreement with an SPT for the construction and leasing of a warehouse and distribution facility located on land owned by the Company near Hershey, Pennsylvania. Under the agreement, the lessor paid construction costs totaling $61.7 million. The lease term is six years, including the one-year construction period, with up to four renewal periods of five years each with the consent of the lessor.

Aside from the residual guarantees and instrument guarantees associated with the individual leasing arrangements, as discussed below, the Company has provided no other guarantees or capitalization of these entities. The Company has not collateralized the obligations in connection with these leases. The Company has no obligations with respect to refinancing of the lessor's debt, would incur no significant penalties which would result in the reasonable assurance of continuation of the leases and has no significant guarantees other than the residual and instrument guarantees discussed below. There are no other material commitments or contingent liabilities associated with the leasing arrangements. The Company's transactions with the SPTs are limited to the lease agreements. The Company does not anticipate entering into any other arrangements involving SPEs.

The leases include substantial residual guarantees by the Company for a significant amount of the financing and options to purchase the facilities at original cost. Pursuant to instrument guarantees, in the event of a default under the lease agreements, the Company guaranteed to the note holders and certificate holders payment in an amount equal to all sums then due under the leases.

There are no penalties or other disincentives under the lease agreements if the Company decides not to renew any of the three leases. The terms for each renewal period under each of the three lease arrangements are identical to the initial terms and do not represent bargain lease terms.

If the Company were to exercise its options to purchase the three facilities at original cost at the end of the respective initial lease terms, the Company could purchase the facilities for a total of approximately $120.0 million, $79.9 million for the Pennsylvania and Georgia facilities in 2005 and $40.1 million for the California facility in 2007. If the Company chooses not to renew the leases or purchase the assets at the end of the lease terms, the Company is obligated under the residual guarantees for approximately $103.2 million in total for the three leases. Additionally, the Company is obligated to re-market each property on the lessor's behalf and, upon sale, distribute a portion of the proceeds to the note holders and certificate holders up to an amount equal to the remaining debt and equity certificates and to pay closing costs. If the Company chooses not to renew or purchase the assets at the end of the lease terms, the Company does not anticipate a material disruption to operations, since such facilities are not unique, facilities with similar racking and storage capabilities are available in each of the areas where the facilities are located, there are no significant leasehold improvements that would be impaired, there would be no adverse tax consequences, the financing of replacement facilities would not be material to the Company's cash flows and costs related to relocation would not be significant to income.

The facility located near Hershey, Pennsylvania was constructed on land owned by the Company. The Company entered into a ground lease with the lessor, an SPT. The initial term of the ground lease extends to the date that is the later of (i) the date the facility lease is no longer in effect, or (ii) the date when the Company satisfies the residual guarantee associated with the lease. An additional term for the ground lease begins upon the end of the initial ground lease term and ends upon the later of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease commencement date. If the Company chooses not to renew the building lease or purchase the building, it must re-market the building on the lessor's behalf subject to the ground lease, which will continue in force until the earlier of the date all sums required to be paid under the lease agreement are paid in full and the 75th anniversary of the ground lease inception date. The lease of the warehouse and distribution facility does not include any provisions which would require the Company to sell the land to the SPT.

Rent expense was $32.6 million, $34.6 million and $37.3 million for 2003, 2002 and 2001, respectively. Rent expense pertains to all operating leases, which were principally related to certain administrative buildings, warehouse and distribution facilities and transportation equipment.

Future minimum rental payments under non-cancelable operating leases with a remaining term in excess of one year as of December 31, 2003, totaled $78.8 million (2004—$14.6 million; 2005—$14.4 million; 2006—$13.8 million; 2007—$12.2 million; 2008—$10.1 million; 2009 and beyond—$13.7 million).

6. GOODWILL AND OTHER INTANGIBLE ASSETS

A reconciliation of reported net income to net income adjusted to reflect the impact of the discontinuance of the amortization of goodwill and other intangible assets for the year ended December 31, 2001 is as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars except per share amounts			
Reported net income:	**$457,584**	$403,578	$207,156
Add back: Goodwill amortization			11,959
Add back: Trademark amortization			1,620
Adjusted net income	**$457,584**	$403,578	$220,735
Basic earnings per share:			
Reported net income	**$ 3.48**	$ 2.96	$ 1.52
Goodwill amortization			.09
Trademark amortization			.01
Adjusted net income	**$ 3.48**	$ 2.96	$ 1.62
Diluted earnings per share:			
Reported net income	**$ 3.46**	$ 2.93	$ 1.50
Goodwill amortization			.09
Trademark amortization			.01
Adjusted net income	**$ 3.46**	$ 2.93	$ 1.60

Accumulated amortization of intangible assets resulting from business acquisitions was $134.3 million and $129.2 million as of December 31, 2003 and 2002, respectively.

7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, as amended, as of January 1, 2001. SFAS No. 133, as amended, requires the Company to recognize all derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for the change in fair value of the derivative depends on whether the instrument qualifies for and has been designated as a hedging relationship and on the type of hedging relationship. There are three types of hedging relationships: a cash flow hedge, a fair value hedge and a hedge of foreign currency exposure of a net investment in a foreign operation. The designation is based upon the exposure being hedged. All derivative instruments currently utilized by the Company are designated and accounted for as cash flow hedges, except for fixed to variable interest rate swaps which are designated and accounted for as fair value hedges of the underlying long-term debt.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

The Company utilizes certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and commodities futures contracts, to manage variability in cash flows associated with interest rate, currency exchange rate and commodity market price risk exposures. The interest rate swaps and foreign currency contracts are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. Commodities futures contracts are entered into for varying periods and are intended to be and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. If it is probable that hedged forecasted transactions will not occur either by the end of the originally specified time period or within an additional two-month period of time, derivative gains and losses reported in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets are immediately reclassified into earnings. Gains and losses on terminated derivatives designated as hedges are accounted for as part of the originally hedged transaction. Gains and losses on derivatives designated as hedges of items that mature or are sold or terminated, are recognized in income in the same period as the originally hedged transaction was anticipated to affect earnings. The Company utilizes derivative instruments as cash flow or fair value hedges and does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any significant losses as a result of counterparty defaults.

Interest Rate Swaps

In order to minimize its financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In October 2003, the Company entered into interest rate swap agreements to effectively convert interest payments on long-term debt from fixed to variable rates. Interest payments on $200.0 million of 6.7% Notes due in October 2005 and $150.0 million of 6.95% Notes due in March 2007 were converted from the respective fixed rates to variable rates based on the London Interbank Offered Rate ("LIBOR"). The interest rate swap agreements qualify as fair value hedges and the notional amounts, interest rates and terms of the swap agreements are consistent with the underlying long-term debt they are intended to hedge. Therefore, there is no hedge ineffectiveness. Under SFAS No. 133, as amended, gains and losses on the fixed to variable interest rate swaps are recorded currently in earnings and the fair value is recorded as an asset or liability on the Consolidated Balance Sheets. The corresponding gain or loss on the underlying long-term debt is also recorded currently in earnings and an adjustment to the carrying value of the underlying long-term debt is recorded in the Consolidated Balance Sheets. The fair value of the fixed to variable interest rate swaps, an asset of $2.2 million, was included in other assets on the Consolidated Balance Sheets as of December 31, 2003. The corresponding increase to long-term debt was $2.2 million as of December 31, 2003.

In February 2001, the Company entered into interest rate swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate. Payments on leases associated with the financing of construction of a warehouse and distribution facility near Hershey, Pennsylvania for $61.7 million and the financing of the purchase of a warehouse and distribution facility near Atlanta, Georgia for $18.2 million are variable based on LIBOR. Such variable payments are forecasted transactions as defined by SFAS No. 133, as amended. The interest rate swap agreements effectively converted the variable-interest-rate payments on the leases from LIBOR to a fixed rate of 6.1%. Future changes in LIBOR are offset by changes in the value of the interest rate swap agreements, resulting in interest expense at the fixed rate of 6.1%.

As previously discussed in Note 2, Cumulative Effect of Accounting Change, the Company adopted Interpretation No. 46 as of June 30, 2003, resulting in the consolidation of the Company's three off-balance sheet arrangements with SPTs for the leasing of certain warehouse and distribution facilities. The consolidation of those entities resulted in the recording of long-term debt of $59.4 million and $17.5 million associated with the warehouse and distribution facilities near Hershey and Atlanta, respectively, corresponding to the aforementioned interest rate swap agreements. As of June 30, 2003, the Company designated a new hedging relationship contemporaneous with the discontinuance of the pre-existing hedging relationship due to the consolidation of the two corresponding SPTs. Prospectively, beginning on June 30, 2003, the interest rate differential on the interest rate swap agreements was classified as an adjustment to interest expense.

The variable to fixed interest rate swap agreements qualify as cash flow hedges and the notional amounts, interest rates and terms of the swap agreements are consistent with the underlying lease agreements they are intended to hedge and, therefore, there is no hedge ineffectiveness. Gains and losses on the interest rate swap agreements are included in other comprehensive income and are recognized in cost of sales in the same period as the hedged interest payments affect earnings. The fair value of variable to fixed interest rate swap agreements was a liability of $5.2 million and $7.1 million as a December 31, 2003 and 2002, respectively, and was included on the Consolidated Balance Sheets as other long-term liabilities, with the offset reflected in accumulated other comprehensive income (loss), net of income taxes.

Cash flows from interest rate swap agreements are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. The Company's risk related to the interest rate swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

The Company enters into foreign exchange forward contracts to hedge transactions primarily related to firm commitments to purchase equipment, certain raw materials and finished goods denominated in foreign currencies, and to hedge payment of intercompany transactions with its non-domestic subsidiaries. These contracts reduce currency risk from exchange rate movements. Foreign currency price risks are hedged generally for periods from 3 to 24 months.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of firm, identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, foreign currency derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. These contracts meet the criteria for cash flow hedge accounting treatment and, accordingly, gains and losses are included in other comprehensive income and are recognized in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any significant losses as a result of counterparty defaults.

The fair value of foreign exchange forward contracts and options was estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts and options was an asset of $1.6 million and $3.1 million as of December 31, 2003 and 2002, respectively, included on the Consolidated Balance Sheets as other current assets with the offset reflected in accumulated other comprehensive income (loss), net of income taxes. Cash flows from foreign exchange forward contracts and options designated as hedges of foreign currency price risks associated with the purchase of equipment are classified as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. Cash flows from other foreign exchange forward contracts are classified as net cash provided from operating activities.

Commodities Futures Contracts

In connection with the purchasing of cocoa, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, the Company enters into commodities futures contracts as deemed appropriate to reduce the effect of price fluctuations. Commodity price risks are hedged generally for periods from 3 to 24 months. Commodities futures contracts meet the hedge criteria and are accounted for as cash flow hedges. Accordingly, gains and losses are included in other comprehensive income and are recognized ratably in cost of sales in the same period that the hedged raw material manufacturing requirements are recorded in cost of sales.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in fair value of the commodities futures contracts are highly effective in hedging price risks associated with commodity purchases for manufacturing requirements and with transportation costs. The assessment of hedge effectiveness for commodities futures is performed on a quarterly basis by calculating the change in switch values relative to open commodities futures contracts being held and the number of futures contracts needed to price raw material purchases for anticipated manufacturing requirements and to hedge transportation costs. Tracking changes in basis differentials as discussed below also monitors effectiveness. The prices of commodities futures contracts reflect delivery to the same locations where the Company takes delivery of the physical commodities and, therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item. Commodities futures contracts have been deemed to be highly effective in hedging price risks associated with corresponding raw material purchases for manufacturing requirements and transportation costs.

Because of the rollover strategy used for commodities futures contracts, which is required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements as futures contracts are switched from nearby contract positions to contract positions which are required to fix the price of raw material purchases for manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. Hedge ineffectiveness is measured on a quarterly basis and the ineffective portion of gains or losses on commodities futures is recorded currently in cost of sales in accordance with SFAS No. 133, as amended.

Exchange traded futures contracts are used to fix the price of physical forward purchase contracts. Cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses) are made on a daily basis and are included in accumulated other comprehensive income (loss), net of income taxes, on the Consolidated Balance Sheets. Such cash transfers will be offset by higher or lower cash requirements for payment of invoice prices of raw materials, energy requirements and transportation costs in the future. Cash flows from commodities futures contracts are classified as net cash provided from operating activities on the Consolidated Statements of Cash Flows. Futures contracts being held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated manufacturing requirements for each commodity. Physical commodity forward purchase contracts meet the SFAS No. 133, as amended, definition of "normal purchases and sales" and, therefore, are not considered derivative instruments.

The net after-tax impact of cash flow hedging derivatives on comprehensive income (loss) reflected a $20.2 million loss in 2003, a $106.7 million gain in 2002 and a $7.8 million loss in 2001. Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts. Reclassification adjustments from accumulated other comprehensive income (loss) to income, for gains or losses on cash flow hedging derivatives, were reflected in cost of sales. Reclassification of gains of $51.9 million and $17.9 million for 2003 and 2002, respectively, and losses of $19.3 million for 2001 were associated with commodities futures contracts. Gains on commodities futures contracts recognized in cost of sales as a result of hedge ineffectiveness were approximately $.4 million, $1.5 million and $1.7 million before tax for the years ended December 31, 2003, 2002 and 2001, respectively. No gains or losses on cash flow hedging derivatives were reclassified from accumulated other comprehensive income (loss) into income as a result of the discontinuance of a hedge because it became probable that a hedged forecasted transaction would not occur. There were no components of gains or losses on cash flow hedging derivatives that were recognized in income because such components were excluded from the assessment of hedge effectiveness. As of December 31, 2003, the amount of net after-tax gains on cash flow hedging derivatives, including foreign exchange forward contracts and options, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $28.3 million, which was primarily associated with commodities futures contracts.

8. COMPREHENSIVE INCOME

A summary of the components of comprehensive income is as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars			
Net income	**$457,584**	$403,578	$207,156
Other comprehensive income (loss):			
Foreign currency translation adjustments	**40,938**	(16,530)	(6,745)
Minimum pension liability adjustments, net of tax	**(942)**	34,899	(34,219)
(Losses) gains on cash flow hedging derivatives, net of tax	**(20,239)**	106,748	(7,764)
Add: Reclassification adjustments, net of tax	**(51,913)**	(17,914)	19,312
Other comprehensive income (loss)	**(32,156)**	107,203	(29,416)
Comprehensive income	**$425,428**	$510,781	$177,740

Comprehensive income is included on the Consolidated Statements of Stockholders' Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Gains (Losses) on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Income (Loss)
In thousands of dollars				
Balance as of January 1, 2001	$(55,800)	$ (916)	$ —	$(56,716)
Transition adjustment (loss), net of a tax benefit of $41,756	—	—	(70,191)	(70,191)
Current period credit (charge), gross	(6,745)	(57,127)	99,565	35,693
Income tax benefit (expense)	—	22,908	(37,138)	(14,230)
Reclassification adjustment charge, gross	—	—	30,800	30,800
Income tax (expense)	—	—	(11,488)	(11,488)
Balance as of December 31, 2001	(62,545)	(35,135)	11,548	(86,132)
Current period (charge) credit, gross	(16,530)	58,261	168,463	210,194
Income tax (expense)	—	(23,362)	(61,715)	(85,077)
Reclassification adjustment (credit), gross	—	—	(28,300)	(28,300)
Income tax benefit	—	—	10,386	10,386
Balance as of December 31, 2002	(79,075)	(236)	100,382	21,071
Current period credit (charge), gross	**40,938**	**(1,565)**	**(31,971)**	**7,402**
Income tax benefit	**—**	**623**	**11,732**	**12,355**
Reclassification adjustment (credit), gross	**—**	**—**	**(82,012)**	**(82,012)**
Income tax benefit	**—**	**—**	**30,099**	**30,099**
Balance as of December 31, 2003	**$(38,137)**	**$ (1,178)**	**$ 28,230**	**$(11,085)**

9. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2003 and 2002, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, was $969.0 million as of December 31, 2003, compared to a fair value of $1,100.9 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $868.8 million as of December 31, 2002, compared to a fair value of $1,005.9 million.

As of December 31, 2003, the Company had foreign exchange forward contracts and options maturing in 2004 and 2005 to purchase $57.7 million in foreign currency, primarily Canadian dollars, and to sell $18.0 million in foreign currency, primarily Japanese yen, at contracted forward rates.

As of December 31, 2002, the Company had foreign exchange forward contracts maturing in 2003 and 2004 to purchase $45.1 million in foreign currency, primarily British sterling and euros, and to sell $17.2 million in foreign currency, primarily Japanese yen, at contracted forward rates.

The fair value of foreign exchange forward contracts and options is estimated by obtaining quotes for future contracts with similar terms, adjusted where necessary for maturity differences. The fair value of foreign exchange forward contracts and options included in prepaid expenses and other current assets was $1.6 million and $3.1 million as of December 31, 2003 and 2002, respectively. The Company does not hold or issue financial instruments for trading purposes.

In order to minimize its financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In October 2003, the Company entered into interest rate swap agreements to effectively convert interest payments on long-term debt from fixed to variable rates. Interest payments on $200.0 million of 6.7% Notes due in October 2005 and $150.0 million of 6.95% Notes due in March 2007 were converted from the respective fixed rates to variable rates based on LIBOR. In February 2001, the Company entered into interest rate swap agreements that effectively converted variable-interest-rate payments on certain leases from a variable to a fixed rate of 6.1%. The fair value of fixed to variable interest rate swap agreements was an asset of $2.2 million as of December 31, 2003 and the fair value of variable to fixed interest rate swaps was a liability of $5.2 million and $7.1 million as of December 31, 2003 and 2002, respectively.

10. INTEREST EXPENSE

Interest expense, net consisted of the following:

For the years ended December 31,	2003	2002	2001
In thousands of dollars			
Long-term debt and lease obligations	**$66,283**	$65,183	$65,500
Short-term debt	**935**	359	7,468
Capitalized interest	**(1,953)**	(1,144)	(1,498)
Interest expense, gross	**65,265**	64,398	71,470
Interest income	**(1,736)**	(3,676)	(2,377)
Interest expense, net	**$63,529**	$60,722	$69,093

11. SHORT-TERM DEBT

Generally, the Company's short-term borrowings are in the form of commercial paper or bank loans with an original maturity of three months or less. As of December 31, 2003, the Company maintained short-term and long-term committed credit facilities with a syndicate of banks in the amount of $400 million that could be borrowed directly or used to support the issuance of commercial paper. The Company may increase the credit facilities to $1.0 billion with the concurrence of the banks. In November 2003, the short-term credit facility agreement was renewed with a credit limit of $200 million expiring in November 2004. The long-term committed credit facility agreement with a credit limit of $200 million will expire in November 2006. The credit facilities may be used to fund general corporate requirements, to support commercial paper borrowings and, in certain instances, to finance future business acquisitions.

The Company also maintains lines of credit with domestic and international commercial banks, under which it could borrow in various currencies up to approximately $43.6 million and $21.0 million as of December 31, 2003 and 2002, respectively, at the lending banks' prime commercial interest rates or lower. The higher lines of credit as of December 31, 2003, were associated with an anticipated increase in borrowing requirements for the Company's Canadian business.

The Company had short-term foreign bank loans against its credit facilities and lines of credit of $12.0 million and $11.1 million as of December 31, 2003 and 2002, respectively. The maximum amount of the Company's short-term borrowings during 2003 was $231.0 million reflecting commercial paper borrowings primarily for the funding of seasonal working capital requirements. The weighted-average interest rate on short-term borrowings outstanding as of December 31, 2003 and 2002 was 0.3% for both years.

The credit facilities and lines of credit were supported by commitment fee arrangements. The average fee during 2003 was approximately 0.1% per annum of the commitment. The Company's credit facility agreements contain a financial covenant which requires that a specified income to interest ratio be maintained. These agreements are also subject to other representations and covenants that do not materially restrict the Company's activities. The Company is in compliance with all covenants included in the credit facility agreements. There were no significant compensating balance agreements that legally restricted these funds.

As a result of maintaining a consolidated cash management system, the Company maintains overdraft positions in certain accounts at several banks. The Company has the contractual right of offset for the accounts with overdrafts. Such overdrafts, which were reflected as a reduction to cash and cash equivalents, were $27.1 million and $24.8 million as of December 31, 2003 and 2002, respectively.

12. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,	2003	2002
In thousands of dollars		
6.7% Notes due 2005	**$201,058**	$200,000
6.95% Notes due 2007	**151,136**	150,000
6.95% Notes due 2012	**150,000**	150,000
8.8% Debentures due 2021	**100,000**	100,000
7.2% Debentures due 2027	**250,000**	250,000
Obligations associated with consolidation of lease arrangements	**115,544**	—
Other obligations, net of unamortized debt discount	**1,238**	18,789
Total long-term debt	**968,976**	868,789
Less—current portion	**477**	16,989
Long-term portion	**$968,499**	$851,800

The increase in the carrying amounts of 6.7% Notes due 2005 and 6.95% Notes due 2007, compared with 2002, reflects the impact of fair value hedge accounting for the related interest rate swap agreements entered into in October 2003, as discussed in Note 9, Financial Instruments. Maturities of obligations associated with consolidation of lease arrangements are $76.8 million in 2005 and $38.7 million in 2007. Aggregate annual maturities during the next five years are: 2004, $.5 million; 2005, $279.1 million; 2006, $.1 million; 2007, $190.0 million; and 2008, $.1 million. The Company's debt is principally unsecured and of equal priority. None of the debt is convertible into stock of the Company. The Company is in compliance with all covenants included in the related debt agreements.

13. INCOME TAXES

Income before income taxes was as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars			
Domestic	**$707,973**	$625,385	$320,065
Foreign	**24,854**	12,180	23,476
Income before income taxes	**$732,827**	$637,565	$343,541

The provision for income taxes was as follows:

For the years ended December 31,	2003	2002	2001
In thousands of dollars			
Current:			
Federal	**$207,373**	$ 84,312	$160,182
State	**22,178**	11,801	22,155
Foreign	**(571)**	57	3,390
Current provision for income taxes	**228,980**	96,170	185,727
Deferred:			
Federal	**22,416**	119,752	(41,293)
State	**6,658**	14,115	(7,120)
Foreign	**9,821**	3,950	(929)
Deferred income tax provision (benefit)	**38,895**	137,817	(49,342)
Total provision for income taxes	**$267,875**	$233,987	$136,385

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

December 31,	2003	2002
In thousands of dollars		
Deferred tax assets:		
Post-retirement benefit obligations	**$104,175**	$102,487
Accrued expenses and other reserves	**98,012**	91,586
Accrued trade promotion reserves	**16,679**	11,377
Other	**25,330**	26,935
Total deferred tax assets	**244,196**	232,385
Deferred tax liabilities:		
Property, plant and equipment, net	**272,173**	220,694
Cash flow hedging derivatives	**17,042**	59,518
Pension	**137,658**	119,742
Inventories	**44,020**	37,208
Other	**137,607**	168,031
Total deferred tax liabilities	**608,500**	605,193
Net deferred tax liabilities	**$364,304**	$372,808
Included in:		
Current deferred tax liabilities (assets), net	**$ (13,285)**	$ 24,768
Non-current deferred tax liabilities, net	**377,589**	348,040
Net deferred tax liabilities	**$364,304**	$372,808

Additional information on income tax benefits and expenses related to the components of accumulated other comprehensive income (loss) is provided in Note 8, Comprehensive Income.

The following table reconciles the Federal statutory income tax rate with the Company's effective income tax rate:

For the years ended December 31,	2003	2002	2001
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) resulting from:			
State income taxes, net of Federal income tax benefits	**2.6**	2.6	3.4
Gain on sale of *Luden's* throat drops business	—	—	1.6
Non-deductible acquisition costs	—	—	.7
Puerto Rico operations	**(.8)**	(1.0)	(1.2)
Other, net	**(.2)**	.1	.2
Effective income tax rate	**36.6%**	36.7%	39.7%

Included with the purchase of the Nabisco gum and mint business in December 2000, was a U.S. Internal Revenue Code ("IRC") Section 936 company with a subsidiary operating in Las Piedras, Puerto Rico. The operating income of this subsidiary is subject to a lower income tax rate in both the United States and Puerto Rico. The U.S. IRC Section 936 incentive is scheduled to expire on December 31, 2005.

The gain on the sale of the *Luden's* throat drops business in 2001 primarily reflected the lower tax basis of the intangible assets included in the sale, resulting in a higher effective income tax rate.

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company's policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws, respectively. Non-domestic pension liabilities are funded in accordance with applicable local laws and regulations. Plan assets are invested in a broadly diversified portfolio consisting primarily of domestic and international common stocks and fixed income securities. The Company uses a December 31 measurement date for the majority of its plans. Other benefits include health care and life insurance provided by the Company under two post-retirement benefit plans.

A summary of the changes in benefit obligations and plan assets as of December 31, 2003 and 2002 is presented below:

	Pension Benefits		Other Benefits	
December 31,	**2003**	**2002**	**2003**	**2002**
In thousands of dollars				
Change in benefits obligation				
Benefits obligation at beginning of year	**$816,164**	$ 837,540	**$ 328,884**	$ 301,406
Service cost	**39,096**	31,890	**3,712**	3,157
Interest cost	**50,951**	50,372	**18,653**	19,674
Amendments	**5,095**	2,528	**—**	—
Actuarial loss (gain)	**38,643**	75,207	**(3,935)**	21,551
Special termination benefits	**3,408**	809	**539**	—
Settlements	**(109)**	(141,546)	**—**	—
Curtailment (gain) loss	**—**	(1,060)	**—**	62
Other	**10,053**	1,665	**1,172**	33
Benefits paid	**(70,142)**	(41,241)	**(20,762)**	(16,999)
Benefits obligation at end of year	**893,159**	816,164	**328,263**	328,884
Change in plan assets				
Fair value of plan assets at beginning of year	**716,888**	687,151	**—**	—
Actual return on plan assets	**152,793**	(95,385)	**—**	—
Employer contribution	**120,252**	308,080	**20,762**	16,999
Settlements paid	**(109)**	(141,546)	**—**	—
Other	**7,976**	(171)	**—**	—
Benefits paid	**(70,142)**	(41,241)	**(20,762)**	(16,999)
Fair value of plan assets at end of year	**927,658**	716,888	**—**	—
Funded status	**34,499**	(99,276)	**(328,263)**	(328,884)
Unrecognized transition asset	**583**	270	**—**	—
Unrecognized prior service cost	**40,853**	39,533	**(8,246)**	(10,180)
Unrecognized net actuarial loss	**236,140**	305,520	**76,904**	84,231
Intangible asset	**—**	(738)	**—**	—
Accumulated other comprehensive loss	**(1,959)**	(394)	**—**	—
Prepaid (Accrued) benefits cost	**$310,116**	$ 244,915	**$(259,605)**	$(254,833)

Weighted-average assumptions used to determine benefit obligation as of December 31:

	2003	**2002**	**2003**	**2002**
Discount rate	**6.0%**	6.3%	**6.0%**	6.3%
Rate of increase in compensation levels	**4.9**	4.9	**N/A**	N/A

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and future years.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

	Pension Benefits		Other Benefits	
December 31,	**2003**	**2002**	**2003**	**2002**
In thousands of dollars				
Prepaid expenses and other	**$ 33,240**	$ 19,346	**—**	—
Other assets	**311,692**	262,207	**—**	—
Accrued liabilities	**(3,802)**	(8,075)	**(27,401)**	(20,742)
Other long-term liabilities	**(29,055)**	(27,431)	**(232,204)**	(234,091)
Intangible assets	**—**	(738)	**N/A**	N/A
Accumulated other comprehensive loss	**(1,959)**	(394)	**N/A**	N/A
Net amount recognized	**$310,116**	$244,915	**$(259,605)**	$(254,833)

The accumulated benefit obligation for all defined pension plans was $815,022 and $746,949 as of December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

December 31,	**2003**	**2002**
In thousands of dollars		
Projected benefit obligation	**$38,978**	$87,650
Accumulated benefit obligation	**34,889**	73,244
Fair value of plan assets	**—**	35,011

Contributions totaling $120.3 million were made to the Company's pension plans during 2003 primarily to improve the funded status of the plans. In 2002, the Company contributed $308.1 million to its pension plans to improve the funded status as a result of the poor market performance of pension plan assets during the year. For 2004, there will be no minimum funding requirements for the domestic plans and minimum funding requirements for the non-domestic plans will not be material. However, the Company may choose to make contributions in 2004 to improve the funded status.

The lower unrecognized net actuarial loss for pension benefits as of December 31, 2003, was due primarily to the 2003 actual return on plan assets being greater than the expected long-term rate of return. The unrecognized net actuarial loss for pension benefits as of December 31, 2002, was due primarily to the actual return on plan assets being less than the expected rate of return and the reduced discount rate assumption. The Company reduced the asset return assumption for 2003 to 8.5% based on an assessment of expected average asset returns for each asset class over the next 10 years utilizing outside investment manager projections. The historical geometric average return over the 16 years prior to December 31, 2003, was approximately 9.6%.

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities. In 2003 a minimum liability adjustment of $1.6 million, net of a deferred tax benefit of $.6 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of stockholders' equity. In 2002, the reversal of a minimum liability adjustment of $58.3 million, net of deferred tax expense of $23.4 million, was recorded as a component of other comprehensive income (loss) and reported in accumulated other comprehensive income (loss) as a component of stockholders' equity.

A summary of the components of net periodic benefits cost for the years ended December 31, 2003, 2002 and 2001 is presented below:

	Pension Benefits			Other Benefits		
For the years ended December 31,	2003	2002	2001	2003	2002	2001
In thousands of dollars						
Components of net periodic benefits cost						
Service cost	**$ 39,096**	$ 31,890	$ 30,093	**$ 3,712**	$ 3,157	$ 3,434
Interest cost	**50,951**	50,372	48,239	**18,653**	19,674	17,829
Expected return on plan assets	**(59,557)**	(60,443)	(61,791)	**—**	—	—
Amortization of prior service cost	**4,486**	3,906	3,891	**(1,654)**	(1,858)	(2,168)
Amortization of unrecognized transition balance	**(331)**	(326)	(27)	**—**	—	—
Recognized net actuarial loss	**16,377**	4,371	—	**3,171**	2,774	2,761
Other	**—**	—	—	**—**	—	(80)
Company sponsored plans	**51,022**	29,770	20,405	**23,882**	23,747	21,776
Multi-employer plans	**—**	483	615	**—**	—	—
Administrative expenses	**517**	423	297	**—**	—	—
Net periodic benefits cost	**51,539**	30,676	21,317	**23,882**	23,747	21,776
Special termination benefits	**3,383**	809	106,273	**539**	—	15,451
Curtailment loss	**28**	2,116	2,802	**—**	—	15,366
Settlement loss	**7**	30,118	—	**—**	—	—
Total amount reflected in earnings	**$ 54,957**	$ 63,719	$130,392	**$24,421**	$23,747	$52,593

A summary of the weighted-average assumptions used to determine net periodic benefits cost is as follows:

	Pension Benefits			Other Benefits		
For the years ended December 31,	2003	2002	2001	2003	2002	2001
Discount rate	**6.3%**	6.9%	7.5%	**6.3%**	7.0%	7.5%
Expected long-term return on plan assets	**8.5**	9.5	9.5	**N/A**	N/A	N/A
Rate of compensation increase	**4.9**	4.9	4.9	**N/A**	N/A	N/A
Additional information:						
(Increase) decrease in minimum liability included in other comprehensive income	**$(1,565)**	$58,261	$(57,127)	**N/A**	N/A	N/A

The Company's pension plan asset target allocation for 2004, the actual allocation as of December 31, 2003 and 2002, and the expected long-term rate of return by asset category for 2003 are as follows:

Asset Category	Target Allocation 2004	Percentage of Plan Assets as of December 31, 2003	2002	Weighted-Average Expected Long-term Rate of Return 2003
Equity securities	40-85%	61%	68%	9.5%
Debt securities	15-60	37	15	5.5
Other	0-10	2	17	—
Total		100%	100%	8.5%

The assets of domestic plans are invested in compliance with the Employee Retirement Income Security Act of 1974 ("ERISA") and the rules and regulations promulgated thereunder. The investment goals are to provide a total return that, over the long-term, increases the ratio of Plan assets to liabilities subject to a level of risk and to diversify investments within asset classes. Investments or investment strategies not allowed by ERISA are prohibited. Direct purchases of the Company's securities and the use of derivatives for the purpose of speculation are also not permitted. The assets of non-domestic plans are invested in compliance with applicable local laws and regulations.

The Company has two post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The accumulated benefits obligation or net periodic post-retirement benefits cost in the consolidated financial statements or accompanying notes do not reflect the effects of the Act on the Company's post-retirement benefit plans.

In 2003, the Special Termination Benefits were related to the early retirement program which was a component of the 2003 business realignment initiatives, described more fully in Note 4, Business Realignment Initiatives. The early retirement program provided enhanced pension and retiree medical benefits with pre-tax costs of $3.4 million and $.5 million, respectively.

In conjunction with the business realignment initiatives announced in October 2001, the Company offered an early retirement program to approximately 10% of its work force in the fourth quarter of 2001. The early retirement program gave eligible salaried employees an opportunity to retire with enhanced benefits related to the Company's pension and other post-retirement benefit plans. In general, eligible employees were born before January 1, 1954, and were hired before January 1, 1999. Pension benefits were enhanced by adding five additional years of age and service to eligible employees' retirement accounts, along with certain supplemental benefits. Retiree medical benefits were enhanced by adding five additional years to age and service formulas used to determine retiree contributions.

In 2002, pension settlement and curtailment losses and special termination benefits totaled $33.0 million. This amount related primarily to the non-cash costs for pension settlements associated with departing employees electing a lump sum payment of their pension benefit under the early retirement program and for pension curtailments and special termination benefits associated with the closure of three manufacturing facilities as part of the business realignment initiatives.

The total pre-tax charge for the VWRP recorded in the fourth quarter of 2001 was $148.7 million and was accrued based on actual employee acceptances. Improved pension benefits under the early retirement program of $109.1 million will be funded through payments from one of the Company's defined benefit pension plans. Enhanced retiree medical benefits of $30.8 million will be funded from operating cash flows. Additional costs for outplacement services and enhanced severance benefits under a voluntary mutual separation program of $8.8 million were funded from operating cash flows.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage Point Increase	1 Percentage Point (Decrease)
In thousands of dollars		
Effect on total service and interest cost components	$ 857	$ (635)
Effect on post-retirement benefit obligation	11,903	(10,452)

15. EMPLOYEE STOCK OWNERSHIP TRUST

The Company's employee stock ownership trust ("ESOP") serves as the primary vehicle for contributions to its existing Employee Savings Stock Investment and Ownership Plan for participating domestic salaried and hourly employees. In December 1991, the ESOP was funded by a 15-year, 7.75% loan of $47.9 million from the Company. During 2003 and 2002, the ESOP received a combination of dividends on unallocated shares and contributions from the Company equal to the amount required to meet its principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 159,176 shares of Common Stock each year. As of December 31, 2003, the ESOP held 1,120,076 allocated shares and 477,520 unallocated shares. All ESOP shares are considered outstanding for income per share computations.

The Company recognized net compensation expense equal to the shares allocated multiplied by the original cost of $20.06 per share less dividends received by the ESOP on unallocated shares. Compensation expense related to the ESOP for 2003, 2002 and 2001 was $1.6 million, $.9 million and $1.6 million, respectively. Dividends paid on unallocated ESOP shares for 2003, 2002 and 2001 were $.8 million, $.9 million and $1.0 million, respectively. Dividends paid on all ESOP shares are recorded as a reduction to retained earnings. The unearned ESOP compensation balance in stockholders' equity represented deferred compensation expense to be recognized by the Company in future years as additional shares are allocated to participants.

16. CAPITAL STOCK AND NET INCOME PER SHARE

As of December 31, 2003, the Company had 530,000,000 authorized shares of capital stock. Of this total, 450,000,000 shares were designated as Common Stock, 75,000,000 shares as Class B Common Stock ("Class B Stock") and 5,000,000 shares as Preferred Stock, each class having a par value of one dollar per share. As of December 31, 2003, a combined total of 179,950,872 shares of both classes of common stock had been issued of which 129,529,733 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2003.

Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors, with the Common Stock having one vote per share and the Class B Stock having ten votes per share. However, the Common Stock, voting separately as a class, is entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock is entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2003, 2002 and 2001, a total of 212 shares, 11,500 shares and 8,050 shares, respectively, of Class B Stock were converted into Common Stock.

In December 2000, the Company's Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement") and declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which the Company's Common Stock is traded.

The Rights become exercisable only upon (i) resolution of the Board of Directors after any person has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock, (ii) the Company's announcement that a person or group has acquired 15% or more of the outstanding shares of Common Stock, or (iii) a person or group becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. When exercisable, each Right entitles its registered holder to purchase from the Company, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share (which would be convertible by holders of Class B Stock into Series B Participating Preferred Stock on the basis of one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Common Stock held at that time). Each one one-thousandth of a share of Series A Participating Preferred Stock would have economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock would have economic and voting terms similar to those of one share of Class B Stock.

Upon the earlier of (a) a public announcement by the Company that a person or group has acquired 15% or more of the outstanding shares of Common Stock or (b) such person or group acquiring more than 35% of the voting power of the Common Stock and Class B Stock, each Right (except those owned by the acquiring person or group) will automatically become a right to buy, at the pre-determined exercise price, that number of one one-thousandth of a share of Series A Participating Preferred Stock having a market value of twice the exercise price. In addition, if the Company is acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, at any time after a person or group acquires 15% or more (but less than 50%) of the Company's Common Stock or more than 35% of the voting power of all outstanding Common Stock and Class B Stock, the Company's Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable, at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

The Company, solely at its option, may amend the Rights or redeem the Rights for $.01 per Right at any time before the acquisition by a person or group of beneficial ownership of 15% or more of its Common Stock or more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. Unless redeemed earlier or extended by the Company, the Rights will expire on December 14, 2010.

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School ("Milton Hershey School Trust"), as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held a total of 12,720,806 shares of the Common Stock, and as Trustee for the benefit of Milton Hershey School, held 30,306,006 shares of the Class B Stock as of December 31, 2003, and was entitled to cast approximately 78.3% of the total votes of both classes of the Company's common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of the Company.

Changes in outstanding Common Stock for the past three years were:

For the years ended December 31,	2003	2002	2001
Shares issued	**179,950,872**	179,950,872	179,950,872
Treasury shares at beginning of year	**(45,730,735)**	(44,311,870)	(43,669,284)
Stock repurchases:			
Repurchase programs	**(4,924,200)**	(1,300,345)	(676,600)
Stock options and benefits	**(1,205,112)**	(2,422,385)	(1,037,455)
Stock issuances:			
Stock options and benefits	**1,438,908**	2,303,865	1,071,469
Treasury shares at end of year	**(50,421,139)**	(45,730,735)	(44,311,870)
Net shares outstanding at end of year	**129,529,733**	134,220,137	135,639,002

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31,	2003	2002	2001
In thousands except per share amounts			
Net income	**$457,584**	$403,578	$207,156
Weighted-average shares—Basic	**131,306**	136,538	136,245
Effect of dilutive securities:			
Employee stock options	**913**	1,067	1,379
Performance and restricted stock units	**47**	109	72
Weighted-average shares—Diluted	**132,266**	137,714	137,696
Earnings Per Share—Basic	**$ 3.48**	$ 2.96	$ 1.52
Earnings Per Share—Diluted	**$ 3.46**	$ 2.93	$ 1.50

For the years ended December 31, 2003, 2002 and 2001, 3.1 million, 1.9 million and 2.0 million stock options, respectively, were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year and, therefore, the effect would have been antidilutive.

17. STOCK COMPENSATION PLANS

The long-term portion of the Key Employee Incentive Plan ("Incentive Plan") provides for grants to senior executives and key employees of stock-based compensation awards of one or more of the following: non-qualified stock options ("fixed stock options"), performance stock units, stock appreciation rights and restricted stock units. The Incentive Plan also provides for the deferral of performance stock unit and restricted stock unit awards by participants. As of December 31, 2003, 19.0 million shares (inclusive of adjustments for stock splits) were authorized and approved by the Company's stockholders for grants under the long-term portion of the Incentive Plan.

In 1996, the Company's Board of Directors approved a worldwide, broad-based employee stock option program, called HSY Growth. HSY Growth provided all eligible employees with a one-time grant of 100 non-qualified stock options. Under HSY Growth, over 1.2 million options were granted on January 7, 1997.

Fixed Stock Options

The exercise price of each option equals the market price of the Company's Common Stock on the date of grant (determined as the closing price of the Common Stock on the New York Stock Exchange on the business day immediately preceding the date the stock options were granted). Each option has a maximum term of ten years. Options granted under the Incentive Plan prior to December 31, 1999, vest at the end of the second year after grant. In 2000, the terms and conditions of the grant were changed to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999. Options granted under the HSY Growth program have a term of ten years and vested on January 7, 2002.

A summary of the status of the Company's fixed stock options as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2003		2002		2001	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**6,964,562**	**$52.97**	8,006,561	$46.39	8,298,665	$43.10
Granted	**1,472,925**	**$65.20**	1,356,605	$69.33	781,900	$62.43
Exercised	**(1,290,353)**	**$41.99**	(2,184,592)	$39.53	(921,043)	$30.22
Forfeited	**(75,975)**	**$58.67**	(214,012)	$50.30	(152,961)	$46.84
Outstanding at end of year	**7,071,159**	**$57.46**	6,964,562	$52.97	8,006,561	$46.39
Options exercisable at year-end	**3,737,081**	**$52.67**	3,970,269	$48.37	4,544,590	$44.73
Weighted-average fair value of options granted during the year (per share)	**$ 17.74**		$ 20.96		$ 18.58	

The following table summarizes information about fixed stock options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/03	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 12/31/03	Weighted-Average Exercise Price
$24.50–49.81	**2,320,567**	**4.9**	**$42.32**	**1,780,472**	**$41.51**
$58.50–64.50	**2,826,068**	**6.7**	**$62.52**	**1,413,333**	**$61.12**
$64.61–78.51	**1,924,524**	**8.0**	**$68.28**	**543,276**	**$67.24**
$24.50–78.51	**7,071,159**	**6.4**	**$57.46**	**3,737,081**	**$52.67**

Performance Stock Units and Restricted Stock Units

Under the long-term portion of the Incentive Plan, each February the Company grants selected executives and other key employees performance stock units whose vesting is contingent upon the achievement of certain performance objectives. If at the end of the applicable three-year performance cycle targets for financial measures are met, the full number of shares is awarded to the participants. The performance scores for 2003 grants of performance stock units can range from 0% to 250% of the targeted amounts. Restricted stock units were awarded in 2003, 2002 and 2001 under the long-term portion of the Incentive Plan to certain executive officers and were also awarded quarterly to non-employee directors of the Company as part of the Directors' Compensation Plan. The compensation amount charged against income for performance and restricted stock units was $7.2 million, $6.4 million and $6.6 million for 2003, 2002 and 2001, respectively. The compensation cost associated with the performance stock units is recognized ratably over the three-year term based on the year-end market value of the stock, except for the 2003 grants. An additional three-year vesting term was imposed for the 2003 grants with accelerated vesting for retirement, disability or death. The compensation cost for the 2003 grants is being recognized over a period from three to six years. The compensation cost associated with employee restricted stock units is recognized over a specified restriction period based on the year-end market value of the stock. The compensation cost associated with non-employee director restricted stock units is recognized at the grant date and adjusted based on the year-end market value of the stock. Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2003	2002	2001
Shares granted	**114,112**	60,615	111,007
Weighted-average fair value at date of grant	**$66.34**	$66.80	$62.66

Deferred performance stock units, deferred restricted stock units, deferred directors' fees and accumulated dividend amounts totaled 302,002 shares as of December 31, 2003.

No stock appreciation rights were outstanding as of December 31, 2003.

18. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, the Company extends credit to customers that satisfy pre-defined credit criteria. The Company believes that it has little concentration of credit risk due to the diversity of its customer base. As of December 31, 2003, McLane Company, Inc., formerly a subsidiary of Wal-Mart Stores, Inc., accounted for approximately 13% of the Company's total accounts receivable. As of December 31, 2003, no other customer accounted for more than 10% of the Company's total accounts receivable. Receivables, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $21.1 million and $16.5 million as of December 31, 2003 and 2002, respectively. The higher amount as of December 31, 2003, was principally related to an increase of $5.0 million to cover estimated exposure to the bankruptcy of Fleming Companies, Inc. announced on April 1, 2003.

Inventories

The Company values the majority of its inventories under the last-in, first-out ("LIFO") method and the remaining inventories at the lower of first-in, first-out ("FIFO") cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $321.0 million and $334.4 million as of December 31, 2003 and 2002, respectively, and inventories were stated at amounts that did not exceed realizable values. Total inventories were as follows:

December 31,	2003	2002
In thousands of dollars		
Raw materials	**$158,859**	$154,893
Goods in process	**53,744**	53,814
Finished goods	**327,415**	347,677
Inventories at FIFO	**540,018**	556,384
Adjustment to LIFO	**(47,159)**	(53,093)
Total inventories	**$492,859**	$503,291

Property, Plant and Equipment

Property, plant and equipment balances included construction in progress of $153.7 million and $121.4 million as of December 31, 2003 and 2002, respectively. Net write-downs of property, plant and equipment of $5.7 million were recorded as a result of asset impairments associated with the Company's business realignment initiatives recorded in the fourth quarter of 2003. These initiatives included realigning the sales organizations and streamlining the supply chain by divesting or eliminating certain non-strategic brands and products and by product line rationalization. Major classes of property, plant and equipment were as follows:

December 31,	2003	2002
In thousands of dollars		
Land	**$ 78,744**	$ 54,181
Buildings	**633,362**	537,473
Machinery and equipment	**2,514,917**	2,311,365
Property, plant and equipment, gross	**3,227,023**	2,903,019
Accumulated depreciation	**(1,565,084)**	(1,416,964)
Property, plant and equipment, net	**$ 1,661,939**	$ 1,486,055

As of December 31, 2003, certain real estate with a net realizable value of $1.5 million was being held for sale. These assets were associated with the closure of facilities as part of the Company's business realignment initiatives. The consolidation of SPTs associated with the leasing of certain warehouse and distribution facilities in the third quarter of 2003 resulted in an increase to property, plant and equipment, net of approximately $107.7 million primarily pertaining to buildings and machinery and equipment.

Accrued Liabilities

Accrued liabilities were as follows:

December 31,	2003	2002
In thousands of dollars		
Payroll, compensation and benefits	**$127,222**	$119,478
Advertising and promotion	**191,382**	143,130
Other	**97,577**	94,108
Total accrued liabilities	**$416,181**	$356,716

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31,	2003	2002
In thousands of dollars		
Accrued post-retirement benefits	**$232,398**	$234,545
Other	**138,378**	127,617
Total other long-term liabilities	**$370,776**	$362,162

19. SEGMENT INFORMATION

The Company operates as a single reportable segment, encompassing the manufacture, distribution and sale of confectionery and grocery products. The Company's four operating segments are comprised of geographic areas including the United States, Canada and Mexico, and the combination of the Company's other international operations. For purposes of segment reporting, the Company's North American operations, the United States, Canada and Mexico, have been aggregated in accordance with the criteria of Statement of Financial Accounting Standards No. 131, *"Disclosures about Segments of an Enterprise and Related Information."* The North American operations were aggregated on the basis of their similar economic characteristics and the similarity of their products and services, production processes, types or classes of customers for their products and services, methods used to distribute products and the nature of the regulatory environments. The Company's other international operations were aggregated with its North American operations to form one reportable segment, since the other international operations combined share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets. Consolidated net sales represented primarily sales of confectionery products.

The Company's principal operations and markets are located in the United States. The Company manufactures, markets, sells and distributes confectionery and grocery products in Canada, Mexico and Brazil, imports and/or markets selected confectionery products in China, the Philippines, Japan and South Korea and markets confectionery products in over 60 countries worldwide. Net sales and long-lived assets of businesses outside of the United States were not significant.

Sales to McLane Company, Inc., formerly a subsidiary of Wal-Mart Stores, Inc., exceeded 10% of total net sales and approximated $930.1 million in 2003. Sales to Wal-Mart Stores, Inc. and subsidiaries exceeded 10% of total net sales in 2002 and 2001 and amounted to approximately $857.9 million and $777.7 million, respectively.

20. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2003	First	Second	Third	Fourth
In thousands of dollars except per share amounts				
Net sales	**$953,162**	**$849,115**	**$1,191,019**	**$1,179,255**
Gross profit	**356,283**	**333,745**	**466,834**	**470,963**
Income before cumulative effect of accounting change	**97,558**	**71,484**	**150,972**	**144,938**
Per share—Basic[(a)]	**.73**	**.55**	**1.16**	**1.11**
Per share—Diluted	**.73**	**.54**	**1.15**	**1.10**
Net income	**97,558**	**71,484**	**143,604**	**144,938**
Per share—Basic[(a)]	**.73**	**.55**	**1.10**	**1.11**
Per share—Diluted	**.73**	**.54**	**1.09**	**1.10**

Year 2002	First	Second	Third	Fourth
In thousands of dollars except per share amounts				
Net sales	$988,506	$823,462	$1,152,321	$1,156,028
Gross profit	364,482	313,471	435,124	446,188
Net income	87,045	63,148	123,065	130,320
Per share—Basic	.64	.46	.90	.96
Per share—Diluted[(a)]	.63	.46	.89	.96

(a) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Hershey Foods Corporation is responsible for the financial statements and other financial information contained in this report. The Company believes that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. The Company believes its system provides an appropriate balance in this regard. The Company maintains an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2003 and 2002 financial statements have been audited by KPMG LLP, independent auditors, whose appointment was approved by the Company's Board of Directors on May 10, 2002, following dismissal on April 30, 2002 of Arthur Andersen LLP, the Company's former independent auditors. KPMG LLP's report on the Company's 2003 and 2002 financial statements is included on page A-60.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation and subsidiaries (the "Corporation") as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and stockholders' equity for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income, cash flows and stockholders' equity for the year ended December 31, 2001, before the revisions described in Notes 1 and 6 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 22, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated statements of income, cash flows and stockholders' equity for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Notes 1 and 6, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Corporation as of January 1, 2002. As described in Note 1, these financial statements have been revised to reflect reclassifications of certain consumer and trade promotional expenses as required by Emerging Issues Task Force No. 01-9, *Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products.* In our opinion, the disclosures and reclassifications for 2001 as described in Notes 1 and 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Hershey Foods Corporation other than with respect to such disclosures and reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note 2, the Corporation adopted Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51*, on June 30, 2003.

KPMG LLP

New York, New York
January 28, 2004

REPORT OF PREDECESSOR AUDITOR (ARTHUR ANDERSEN LLP)

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP. As discussed in Note 1, in 2003, the Company adopted the provisions of Emerging Issues Task Force Issue 01-9, *Accounting for Consideration Given by a Vendor to a Customer,* which requires reclassification of certain consumer and trade promotional expenses in the 2001 consolidated income statements. Also, in 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Included in Notes 1 and 6 are transitional disclosures for 2001 that are required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes in the 2001 consolidated financial statements. The adjustments to the 2001 consolidated financial statements were reported on by KPMG LLP as stated in their report appearing herein.

To the Stockholders and Board of Directors
of Hershey Foods Corporation:

We have audited the accompanying consolidated balance sheets of Hershey Foods Corporation (a Delaware Corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001, appearing on pages A-16 through A-43. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hershey Foods Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 22, 2002

HERSHEY FOODS CORPORATION
SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2003	2002	2001	2000	1999	1998
Summary of Operations							
Net Sales[a]	1.0%	**$ 4,172,551**	4,120,317	4,137,217	3,820,416	3,586,183	3,974,832
Cost of Sales	(0.6)%	**$ 2,544,726**	2,561,052	2,668,530	2,471,151	2,354,724	2,625,057
Selling, Marketing and Administrative[a]	2.9%	**$ 816,442**	833,426	846,976	726,615	673,099	707,112
Business Realignment and Asset Impairments Charge		**$ 23,357**	27,552	228,314	—	—	—
Gain on Sale of Businesses[b]		**$ 8,330**	—	19,237	—	243,785	—
Interest Expense, Net	(5.8)%	**$ 63,529**	60,722	69,093	76,011	74,271	85,657
Provision for Income Taxes	4.4%	**$ 267,875**	233,987	136,385	212,096	267,564	216,118
Income before Cumulative Effect of Accounting Change	6.4%	**$ 464,952**	403,578	207,156	334,543	460,310	340,888
Cumulative Effect of Accounting Change		**$ 7,368**	—	—	—	—	—
Net Income	6.1%	**$ 457,584**	403,578	207,156	334,543	460,310	340,888
Earnings Per Share before Cumulative Effect of Accounting Change:							
—Basic	8.3%	**$ 3.54**	2.96	1.52	2.44	3.29	2.38
—Diluted	8.5%	**$ 3.52**	2.93	1.50	2.42	3.26	2.34
Weighted-Average Shares Outstanding:							
—Basic		**131,306**	136,538	136,245	137,326	140,031	143,446
—Diluted		**132,266**	137,714	137,696	138,365	141,300	145,563
Dividends Paid on Common Stock	6.9%	**$ 144,985**	133,285	122,790	115,209	109,175	103,616
Per Share	9.5%	**$ 1.445**	1.26	1.165	1.08	1.00	.92
Dividends Paid on Class B Common Stock	9.3%	**$ 39,701**	34,536	31,960	29,682	27,553	25,428
Per Share	9.3%	**1.305**	1.135	1.05	.975	.905	.835
Net Income as a Percent of Net Sales[a] [c]		**11.4%**	10.6%	9.5%	9.0%	8.6%	9.0%
Depreciation	2.8%	**$ 158,933**	155,384	153,493	140,168	135,574	138,489
Advertising[a]	(4.4)%	**$ 145,387**	162,874	187,244	156,319	158,965	182,383
Promotions Expense[a]	13.9%	**$ 60,480**	62,893	53,450	46,615	35,380	31,521
Payroll	.8%	**$ 585,419**	594,372	614,197	557,342	534,854	563,045
Year-end Position and Statistics							
Capital Additions	6.3%	**$ 218,650**	132,736	160,105	138,333	115,448	161,328
Capitalized Software Additions	(15.6)%	**$ 18,404**	11,836	9,845	4,686	25,394	42,859
Total Assets	1.0%	**$ 3,582,540**	3,480,551	3,247,430	3,447,764	3,346,652	3,404,098
Long-term Portion of Debt	2.0%	**$ 968,499**	851,800	876,972	877,654	878,213	879,103
Stockholders' Equity	4.5%	**$ 1,297,866**	1,371,703	1,147,204	1,175,036	1,098,627	1,042,301
Operating Return on Average Stockholders' Equity[c]		**35.8%**	34.6%	33.7%	30.2%	28.9%	37.6%
Operating Return on Average Invested Capital[c]		**19.9%**	19.7%	18.7%	16.5%	15.4%	18.1%
Full-time Employees		**13,100**	13,700	14,400	14,300	13,900	14,700
Stockholders' Data							
Outstanding Shares of Common Stock and Class B Common Stock at Year-end		**129,530**	134,220	135,639	136,282	138,460	143,147
Market Price of Common Stock at Year-end	4.4%	**$ 76.99**	67.44	67.70	64.38	47.44	62.19
Range During Year		**$78.65-60.69**	79.49-56.45	70.15-55.13	66.44-37.75	64.88-45.75	76.38-59.69

(a) All years have been restated in accordance with final consensuses reached on various EITF issues regarding the reporting of certain sales incentives.

(b) Includes the gain on the sale of gum brands in 2003, the gain on the sale of the *Luden's* throat drops business in 2001 and the gain on the sale of the Company's pasta business in 1999.

(c) Net Income as a Percent of Sales, Operating Return on Average Stockholders' Equity and Operating Return on Average Invested Capital have been calculated using Net Income, excluding the after-tax impacts of the elimination of amortization of intangibles for all years, the after-tax effect of the 2003, 2002 and 2001 Business Realignment and Asset Impairments Charges, the after-tax effect of incremental expenses to explore the possible sale of the Company in 2002, the 2003, 2001 and 1999 Gain on the Sale of Businesses and the 2000 gain on the sale of certain Corporate aircraft. Net Income as a Percent of Net Sales, as reported above was 11.0% in 2003, 9.8% in 2002, 5.0% in 2001, 8.8% in 2000, 12.8% in 1999 and 8.6% in 1998.

Appendix B

Other Stockholder Information

OTHER STOCKHOLDER INFORMATION

INVESTOR INFORMATION

Stockholders

As of December 31, 2003, Hershey Foods Corporation had outstanding 99,107,637 shares of Common Stock and 30,422,096 shares of Class B Common Stock.

Year	Year-End Common Stock and Class B Common Stock Stockholders	Approximate Annual Composite Trading Volume
2003	**39,002**	**105,900,100**
2002	38,754	211,228,000
2001	40,311	126,731,000
2000	41,482	138,636,000
1999	43,265	128,557,000

Stock Market Data

Hershey Foods Corporation's Common Stock is listed and traded principally on the New York Stock Exchange under the ticker symbol "HSY." Class B Common Stock is not listed for trading. The stock tables of most financial publications list the Company as "Hershey." Options on the Company's Common Stock are traded on the American Stock Exchange.

Common Stock Profile

2003 Calendar Quarter	Common Stock Price ($)			Dividends Paid Per Share ($)	
	High	Low	Close	Common Stock	Class B Stock
1st Quarter	68.99	60.69	62.66	.3275	.2950
2nd Quarter	72.82	62.45	69.66	.3275	.2950
3rd Quarter	74.20	68.93	72.68	.3950	.3575
4th Quarter	78.65	72.68	76.99	.3950	.3575

Dividend Policy

Dividends on Hershey Foods Corporation's Common Stock and Class B Common Stock are declared by the Board of Directors and are normally paid in March, June, September and December.

The dividend to be paid on the Common Stock on March 15, 2004 will be the 297th consecutive quarterly dividend paid by the Company. The dividend rate has been increased annually for 29 consecutive years. Historically, the Company has targeted approximately one-third of its income from continuing operations for dividends to stockholders.

Investor Services Program

The Company, through its agent Mellon Bank, N.A., offers an Investor Services Program. Features of the program include the ability to purchase initial shares of Hershey Foods Corporation Common Stock, as well as subsequent shares, directly from our agent; dividend reinvestment; automatic monthly deductions from a bank account for optional cash purchases; safekeeping of certificates; and direct deposit of dividends. For more information, contact:

Mellon Bank, N.A.
c/o Mellon Investor Services LLC
P. O. Box 3338
South Hackensack, NJ 07606-1938
(800) 851-4216

www.melloninvestor.com
To request enrollment materials, please call (800) 842-7629.

Stockholder Inquiries

Questions relating to stockholder records, change of ownership, change of address and dividend payments should be sent to the Company's Transfer Agent, Mellon Investor Services LLC, whose address appears below.

Financial Information

Security analysts, investment managers and stockholders should direct financial information inquiries to the Investor Relations contact listed below.

2003 Annual Report

The 2003 Annual Report to Stockholders, including the Consolidated Financial Statements and Management's Discussion and Analysis, is included as Appendix A to the Company's Proxy Statement. Further information regarding various aspects of the Company's business can be found on the Company's website at www.hersheys.com.

Electronic Delivery

In an effort to reduce paper mailed to your home and help lower printing and postage costs, we are pleased to offer to stockholders the convenience of viewing online Proxy Statements, Annual Reports to Stockholders and related materials. With your consent, we can stop sending future paper copies of these documents. To participate, follow the instructions at www.icsdelivery.com/hsy or select the Online Proxy/Voting option in the Investor Relations section of the Company's website at www.hersheys.com.

Online Voting at www.proxyvote.com

Use the Internet to transmit your voting instructions anytime before 11:59 p.m. EDT on April 27, 2004. Have your proxy card in hand when you access the website. You will be prompted to enter your Control Number to obtain your records and create an electronic voting instruction form.

STOCKHOLDER INFORMATION

Executive Offices
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810
(717) 534-4000

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
(800) 851-4216 – Domestic Holders
(201) 329-8660 – Foreign Holders
(800) 231-5469 – Hearing Impaired
(201) 329-8354 – Foreign TDD line for hearing impaired

Independent Auditors
KPMG LLP
345 Park Avenue
New York, NY 10017

Investor Relations Contact
James A. Edris
Vice President, Investor Relations
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810
(800) 539-0261

Financial Information
(800) 539-0261
www.hersheys.com

www.hersheys.com

Hershey Foods Corporation's website provides access to a wide variety of information, including products, recipes, news releases, a plant tour and consumer information. A principal feature of the website is the Investor Relations section which contains general financial information (e.g., Hershey's corporate overview, Mission Statement, product information, financial fundamentals and current stock quotes), SEC filings, corporate governance information (e.g., Code of Ethical Business Conduct, Corporate Governance Principles, Procedures for Submission and Handling of Complaints Regarding Compliance Matters, and Board Committee Charters) and archived information (e.g., historical financial releases, annual reports, dividends and stock prices). The site also provides analyst presentations and audio archives of conference calls and analyst group presentations for those interested in a more in-depth review of the Company's operations as presented by senior management to the financial community. Another interesting feature is the "email alert," which allows users to receive automatic updates informing them when new items such as calendar events, presentations, dividends, annual reports and SEC documents are added to the site.

www.melloninvestor.com

Mellon Investor Services' website provides access to an Internet self-service product, *Investor ServiceDirect*(SM) ("ISD"). Through ISD, stockholders can view their account profiles, stock certificate histories, dividend reinvestment/book-entry transactions (including any new funds pending investment), dividend payment histories, Form 1099 tax information, current stock price quote (20-minute delay) and historical stock prices. Stockholders may also request a replacement dividend check, the issuance of stock certificates or the sale of shares from a book-entry position, duplicate Form 1099 or dividend reinvestment statement, information concerning safekeeping of stock certificates, an address change, or stock transfer instructions. Future ISD enhancements are planned. Be sure to check the www.melloninvestor.com website.

DIRECTORS AND HERSHEY EXECUTIVE TEAM

As of March 12, 2004

Directors

Richard H. Lenny
Chairman of the Board,
President and
Chief Executive Officer

Jon A. Boscia
Chairman and Chief
Executive Officer
Lincoln National Corporation
Philadelphia, PA

Robert H. Campbell
Chairman of the Board and
Chief Executive Officer
(Retired)
Sunoco, Inc.
Philadelphia, PA

Robert F. Cavanaugh
Managing Director
DLJ Real Estate Capital
Partners
Los Angeles, CA

Gary P. Coughlan
Senior Vice President,
Finance and Chief Financial
Officer *(Retired)*
Abbott Laboratories, Inc.
Abbott Park, IL

Harriet Edelman
Senior Vice President and
Chief Information Officer
Avon Products, Inc.
New York, NY

Bonnie G. Hill
President
B. Hill Enterprises, LLC;
Chief Operating Officer
Icon Blue, Inc.
Los Angeles, CA

John C. Jamison
President
Williamsburg Community Trust
Williamsburg, VA

Mackey J. McDonald
Chairman of the Board,
Chief Executive Officer
and President
VF Corporation
Greensboro, NC

Marie J. Toulantis
Chief Executive Officer
Barnes & Noble.com
New York, NY

Audit Committee

John C. Jamison, Chair
Robert F. Cavanaugh
Gary P. Coughlan
Harriet Edelman
Marie J. Toulantis

Committee on Directors and Corporate Governance

Jon A. Boscia, Chair
Robert H. Campbell
Gary P. Coughlan
Bonnie G. Hill
Marie J. Toulantis

Compensation and Executive Organization Committee

Mackey J. McDonald, Chair
Robert H. Campbell
Robert F. Cavanaugh
Harriet Edelman
Bonnie G. Hill

Executive Committee

Richard H. Lenny, Chair
Jon A. Boscia
John C. Jamison
Mackey J. McDonald

Hershey Executive Team

Richard H. Lenny
Chairman of the Board,
President and
Chief Executive Officer

Marcella K. Arline
Senior Vice President
Human Resources and
Corporate Affairs

John P. Bilbrey
Senior Vice President
President Hershey
International

Raymond Brace
Vice President
Operations and Technology

Frank Cerminara
Senior Vice President
Chief Financial Officer

George F. Davis
Vice President
Chief Information Officer

Dennis N. Eshleman
Vice President
Strategy and Innovation

Thomas K. Hernquist
Senior Vice President
Chief Marketing Officer

Burton H. Snyder
Senior Vice President
General Counsel and Secretary

David J. West
Senior Vice President
Sales

Appendix C

Policies And Procedures

HERSHEY FOODS CORPORATION
CODE OF ETHICAL BUSINESS CONDUCT

WHY DO WE HAVE A CODE OF ETHICAL BUSINESS CONDUCT?

For more than a hundred years, Hershey Foods Corporation (together with its U.S. and non-U.S. subsidiaries and affiliates, collectively referred to in this publication as "Hershey" or "the Company"), has enjoyed a reputation as a company of high integrity. From its reputation for the finest quality products to its dealings in the communities in which we live and work, the Company has worked hard to earn the respect of consumers, customers, suppliers and the public. This Code of Ethical Business Conduct ("Code") embodies Hershey's commitment to continue to enjoy this fine reputation into the future. For that reason, the Company expects its directors, officers and employees to share the commitment to comply with all provisions of the Code and the spirit in which it is intended.

This Code describes the general principles and guidelines applicable to all directors, officers and employees of the Company. Although the general principles outlined in this Code apply to the conduct of all of the Company's business transactions, the Company's directors, officers and employees are also bound by other specific Company policies. All managers are responsible for the enforcement of, and compliance with, all policies of the Company, including distribution and communications to ensure employee knowledge of and compliance with these policies. See the section below entitled *"Other Policies and Resources"* for information on how to obtain policy manuals that complement and expand upon the policies set forth in this Code.

APPLICATION OF THE CODE

Every director, officer and employee of the Company is required to comply with the Code and all Company policies. We also expect that agents, consultants and other representatives working on the Company's behalf will adhere to high ethical standards. Accordingly, no director, officer or employee of the Company should ask an agent, consultant or other representative to engage in conduct that would be prohibited by the Code or any Company policy or applicable law.

Directors, officers and employees of the Company are expected to maintain high ethical standards in their actions and working relationships with customers, fellow employees, competitors, representatives of government, communication media and others. All members of the Company are expected to act in business matters with dual responsibility to the public interest and the Company's interest, above their own. Employees must use sound business practices to maintain their integrity and that of the Company.

COMPLIANCE WITH LAWS

Every director, officer and employee of the Company is required to comply in all respects with the Code, Company policies and all applicable laws, rules and regulations. Directors, officers and employees doing business in parts of the world other than the United States may encounter laws which vary significantly from the laws of the United States. The local customs and practices with regard to business and social dealings may also vary from place to place.

It is the Company's policy that every director, officer and employee comply with the laws, governmental regulations, customs and practices applicable to the country and governing jurisdiction in which he or she is carrying on the Company's business. It is also the Company's policy that applicable laws, the Code and Company policies set forth minimum standards of conduct for its directors, officers and employees. If strict adherence to a local custom or practice would cause a director, officer or employee to violate the Code or any Company policy, the director, officer or employee must adhere to provisions of the Code or Company policy. For any interpretation or clarification of legal or regulatory requirements in any jurisdiction and to ensure compliance with applicable laws, rules and regulations, directors, officers and employees should seek advice and guidance from the Law Department.

USE OF CORPORATE FUNDS AND RESOURCES

No director, officer or employee will use Hershey funds, resources or property for his or her personal benefit unless such use is consistent with Company policy or has been properly approved by appropriate Company personnel. Company property must not be sold, loaned, given away, or otherwise disposed of — regardless of condition or value — without proper authorization.

POLITICAL ACTIVITIES AND CONTRIBUTIONS

Corporate funds shall not be used for direct or indirect contributions to political parties, candidates or campaigns, provided that nominal legal contributions of product are not prohibited. All political contributions to candidates shall be made in accordance with the By-Laws of the Company's political action committee, the Hershey Foods Citizenship Fund ("HFCF"), and applicable state and federal laws.

The Company does not prohibit directors, officers or employees from making personal contributions of their time and funds to political candidates, causes or parties of their choice. However, the decision to make such a contribution is personal and imposes no responsibility or obligation on the Company. Hershey employees may not use work time to assist any party or campaign, and may not be reimbursed for personal political activity. Hershey's directors, officers and employees should never make a personal political contribution with the intention of assisting Hershey with obtaining or retaining business.

PAYMENTS TO GOVERNMENT OFFICIALS

It is a violation of Company policy, to give or offer, either directly or indirectly, anything of value to government officials in order to influence their actions or decisions. Company funds or assets will not be used to make gifts to, provide entertainment for, or furnish assistance in the form of transportation or other services to, government employees or public officials to induce them to do business with the Company or to buy the Company's products. Additionally, Company funds or assets must not be used for gifts, entertainment or assistance if it would negatively reflect on the Company's or the official's integrity or reputation. The U.S. Foreign Corrupt Practices Act applies globally and makes it illegal to offer or give money or anything of value, either directly or indirectly, to foreign government officials in order to obtain, retain or direct business, or to acquire any improper advantage. Nothing of value may be given to a government official, even if deemed nominal, without prior written approval of the Company's Law Department. Employees are expected to report any request by a government official for payment of money or anything of value, and to report any circumstance that calls into question the integrity of the Company's dealings with government officials. Reports should be made as set forth in the section below entitled *"How to Handle Suspected Violations of the Code."*

FINANCIAL ACCOUNTING AND REPORTING

Every director, officer and employee of the Company, and particularly the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior financial officers of the Company, are required to comply in all respects with all applicable laws, rules and regulations regarding financial accounting and reporting. This includes, but is not limited to, the laws, rules and regulations of the Securities and Exchange Commission ("SEC"), the New York Stock Exchange ("NYSE") and the Financial Accounting Standards Board ("FASB").

Good financial reporting starts with good recordkeeping, and the Company and its management rely on its records to prepare financial statements that present its results of operations and financial position in a full, fair, accurate, timely and understandable manner. These financial statements are relied on by stockholders, creditors, governmental authorities, and the public. It is, therefore, critical that all employees involved with recording, summarizing and maintaining business and accounting records do so in accordance with the following:

- All assets, liabilities, revenues and expenses will be recorded in the financial records of the Company and its subsidiaries;
- No undisclosed or unrecorded funds or accounts will be established for any purpose;
- No false or artificial entries will be made for any reason; and
- No payments will be approved or made with the intention or understanding that any part of the payments are to be used for any purpose other than that described by the documentation supporting the payment.

Persons involved in preparing and finalizing the Company's financial information, whether for internal or external reporting purposes, should do so in accordance with the following:

- Assist in maintaining internal control over financial reporting.
- Inform the Disclosure Committee (the committee chaired by the Chief Accounting Officer responsible for ensuring that appropriate controls and procedures are in place and followed for all quarterly and annual financial filings) promptly of business transactions, events or circumstances that could have a material impact on the Company's financial statements.
- Communicate openly and honestly with the Company's external public accountants with respect to quarterly and annual financial reporting and related disclosures.
- Ensure the financial statements and related disclosures include all information deemed necessary to achieve an appropriate degree of transparency of business transactions.

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior financial officers must assure that financial information disclosed in public communications and in the Company's periodic reports filed with the SEC is reported fully, fairly and accurately and in a timely and understandable manner. Every director, officer and employee of the Company, and particularly, the Chief Executive Officer and the senior financial officers must promptly report (confidentially, if desired) to the Company's Disclosure Committee or to the Company's General Counsel:

- Any material violation of any applicable law, rule or regulation;
- Any incidence of fraud, whether material or not, by management or other persons responsible for recording, processing, summarizing or reporting information required to be disclosed by the Company in reports and statements filed with the SEC; and
- Any material information, fact or circumstance, including any deficiency in any internal control over financial reporting, that could affect or render untrue the information contained in any periodic report that the Company is required to file with the SEC or other regulatory body or that is disclosed in other public communications.

The General Counsel or the Disclosure Committee will, in accordance with the Company's Procedures for Submission and Handling of Complaints Regarding Compliance Matters or as otherwise required by law or stock exchange listing standard, report the matter to the Audit Committee of the Board of Directors. If the reporting person has requested that his or her name and position remain confidential, the General Counsel or Disclosure Committee, as applicable, will keep such person's identity and position with the Company confidential to the extent consistent with law and Company policy. Alternatively, concerns may be reported as described in the section below entitled "*How to Handle Suspected Violations of the Code*."

CONFLICT OF INTEREST

Directors, officers, and employees of the Company are expected to avoid involvements or situations which could interfere, or appear to interfere, with the impartial performing of their jobs. Therefore:

A. These persons will not, for their own account or for any other person, directly or indirectly:

1. Look to profit from information about the business affairs, financial position, or any transactions of the Company, which has not been publicly announced.

2. Accept gifts, favors, entertainment or like benefits from suppliers that are above nominal value (such as caps, mugs, or mouse pads) or are otherwise beyond the type that are normally associated with accepted business practices within the industry or relative work area. Gifts that are beyond a nominal value (such as box seats, golf outings and similar gifts) may not be accepted without prior approval by the person's supervisor, or in the case of a director, by the Chairman of the Audit Committee of the Board of Directors. Supervisors may consult the Ethical Business Practices Committee, described in the section below entitled *"The Ethical Business Practices Committee,"* when evaluating employee requests for approval, to help ensure consistency of application. Directors, officers and employees may not accept bribes, kickbacks, improper payments, or gifts, favors, or entertainment that compromise or appear to compromise their judgment.

3. Give personal gifts, payments, favors, special consideration or discounts of any value if there is an expectation of receiving in return any item or service of value not normally associated with accepted business practices or within the ordinary course of business. However, gifts of nominal value, including Company product or items bearing the Company logo (such as Hershey shirts) are permissible.

4. Transact in securities of, or otherwise invest in, suppliers or customers of the Company, except ordinary course investments in those companies whose securities are publicly traded on a national securities exchange or traded in the over-the-counter market on NASDAQ.

5. Enter into personal transactions with suppliers of the Company or with customers of the Company other than on terms and conditions generally available to the public, unless approved in advance by the Audit Committee of the Board of Directors.

6. Purchase, sell or otherwise trade or deal in any commodities hedging instruments, including futures, options, or actual contracts, involving commodities utilized in the manufacture or distribution of the Company's products.

7. Have an ownership interest in or participate in any business enterprise involving the manufacture or sale of any product which is competitive with or similar to products produced by the Company, or involving the offering of any type of services competitive with or similar to services offered by the Company. In addition, any conduct which might lead to the potential for misuse of the Company's trade secrets or confidential business information is also not allowed. However, this policy shall not prevent an investment interest in publicly held corporations which manufacture and sell such products or offer such services.

8. Divert to themselves or others any business or investment opportunity in which the Company is or might be interested if aware of the opportunity.

9. Establish either directly or through a subordinate, any business relationship (other than an employment relationship) binding on the Company in which money is paid to a member of the immediate family of such officer, director or employee or any company, partnership or other organization in which such immediate family member is a partner, officer or director, or establish either directly or through a subordinate, an employment relationship with an immediate family member of an officer or employee if such officer or employee has direct responsibility for the department or function in which the immediate family member is

employed. For these purposes, "immediate family" means the individual's spouse, parents, children, siblings, or anyone who resides in the same household as the individual.

B. In addition:

1. An officer or employee of the Company may not become a director or officer of any firm supplying goods or services to the Company or which purchases goods or services from the Company, unless authorized by the Committee on Directors and Corporate Governance of the Board of Directors. If the amount involved in any sale or purchase transaction(s) with such firm will exceed $1 million (U.S. dollars) in any year and the firm is a for-profit firm, then the authorization must be obtained from the full Board of Directors.

2. An officer of the Company may not become a director or member of the compensation committee of the board of directors of any company that employs any director of the Company, unless authorized by the Committee on Directors and Corporate Governance of the Board of Directors.

3. A director of the Company may not establish or maintain any relationship or affiliation with the Company or with any other person or entity such that, absent the Board of Directors' consent, such director would be deemed by the Board of Directors not to be independent pursuant to applicable law or stock exchange listing standards.

If you are involved or could possibly become involved in any actual or potential conflict of interest situation, you must contact the Ethical Business Practices Committee. This will enable the Company to resolve any questionable matter before it becomes a problem. Failure to contact the Ethical Business Practices Committee could result in disciplinary action. For contact information, see the section below entitled *"How to Handle Suspected Violations of the Code."*

ANTITRUST AND COMPETITION LAWS

The United States federal government, most U.S. state governments, the European Union and many governments of other countries have enacted antitrust or competition laws. The antitrust and competition laws generally are intended to promote the free enterprise system by eliminating artificial restraints on competition. These laws prohibit "restraints of trade" which involves certain conduct involving competitors, customers or suppliers. The purpose of these laws is to ensure that the market for goods and services operate efficiently and competitively. Violations of these laws can subject corporate violators to criminal penalties and civil damages, and individual violators to criminal penalties involving substantial fines, imprisonment or both. It is the Company's policy that its directors, officers and employees will comply strictly with these laws. No director, officer, or employee should under any circumstances:

1. Discuss with competitors prices of, or marketing plans for, any of the Company's products, or prices paid or to be paid for products, services or materials purchased by the Company, or other business information affecting such prices ("price" includes all terms of sale, including discounts, allowances, promotional programs, credit terms and the like).

2. Discuss with competitors the division or allocation of markets, territories or customers, or discuss with customers the division or allocation among customers of their markets, territories or customers.

3. Discuss with competitors or customers the boycotting of third parties.

4. Reach an agreement or understanding with a customer on the price at which the customer will resell the Company's products or discuss with one customer the resale prices for the Company's products charged by another customer. Hershey may suggest resale prices to its customers, but it must be made clear that the customer is free to accept or reject the suggestion.

In addition, the Robinson-Patman Act prohibits price discrimination in the U.S. While the Act is complicated and very difficult to apply, some general rules and guidelines may be stated:

- Discrimination Between Customers — It may be unlawful to sell the same product to competing customers at different prices where the effect is to injure competition. Competing customers should be treated on a proportionally equal basis when granting sales promotions, promotion discounts, advertising allowances, or assistance in the form of services and facilities. Discrimination in prices or services offered to competing customers is not *per se* illegal. That is, in some situations the law permits differentials which are justified on the basis of cost savings to the seller, meeting the equally low price of a competitor, or changes in the market for or marketability of a product. A number of rules govern the application of these justifications, and therefore, the Law Department should be consulted whenever a situation described above arises.
- Territorial Price Discrimination — Selling in one section of the U.S. at a lower price than in another geographic area of the U.S. may be unlawful. The Law Department should be consulted whenever prices, pricing or promotions will not be the same in all territories.

The Law Department has prepared a *Guide to Antitrust Compliance* that deals extensively with compliance with the antitrust laws. Employees who have marketing, sales or purchasing responsibilities; who have any contacts with competitors; who attend trade association meetings or who have any involvement with trade associations are expected to be thoroughly familiar with the contents of this *Guide to Antitrust Compliance*. Copies are available from the Law Department.

It is the Company's intent to comply with all applicable antitrust and competition laws. If an employee has any question concerning the possible application or interpretation of such laws, he or she should contact the Law Department.

TRADING IN HERSHEY FOODS AND OTHER RELATED SECURITIES

As a director, officer or employee of the Company, you may have in your possession from time to time important information about the Company, or about another firm with which the Company does business, that has not been widely disseminated to the public. In the context of buying and selling stocks, bonds and other securities, such information is called "material non-public information." The information is "material" because it is important enough that a reasonable investor would attach importance to it in deciding whether to buy, sell or hold the company's securities, and "non-public" because it has not been made available generally to investors.

To prevent persons in possession of material non-public information from gaining an unfair advantage over other investors, the U.S. securities laws prohibit such persons from trading in the securities of a company at a time when they possess material non-public information about that company. This law also holds accountable anyone who passes material non-public information about a company to another person who then trades in the securities of the company to which the information relates.

Hershey Foods supports fair and open trading on the securities markets and prohibits the violation of insider trading laws by its directors, officers and employees. Therefore, if you are a director, officer or employee of the Company:

1. You must not trade in the securities of the Company at a time when you are aware of material non-public information about the Company.
2. You must not trade in the securities of any other company if at that time you are aware of material non-public information regarding that company obtained through the performance of your duties with Hershey.
3. You must not trade in the securities of the Company at any time when the Company has imposed internal trading restrictions on its securities.

4. You must protect and maintain the confidentiality of all non-public information of the Company, or of any firm with which the Company does business, except when disclosure is authorized or legally mandated in accordance with Hershey's *Company Confidential Policy*, and never use such information for your personal gain.
5. You must refrain from discussing with other employees of the Company any non-public information, except on a "need-to-know" basis.

Once material non-public information about the Company has been disclosed to the public, you must nevertheless refrain from trading in the Company's securities or otherwise disclosing the information until the information is broadly disseminated. This could take several days. Prior to trading in the affected securities or disclosing the information, you must contact the Law Department to ensure that the information has been broadly disseminated and digested into the market.

For more information about restrictions on securities trading, please refer to the *Insider Trading Policy* available on the Company's Intranet or in hard copy from the Law Department.

RELATIONS WITH EMPLOYEES

It is the policy of the Company to provide employment opportunity, wages, and opportunities for advancement, training, and growth to all employees on the basis of merit. It is also the policy of the Company to comply with all existing legislation and established regulations of the various applicable governmental bodies concerned with prohibiting discrimination. The Company will not tolerate discrimination, harassment or other inappropriate treatment of employees on the basis of race, religion, sex, age, national origin, veteran status, disability, sexual orientation or other legally protected status. It is the Company's practice to deal fairly and equitably with all employees.

The Company is committed to providing a safe and healthy workplace, and shall maintain and, when appropriate, improve its plants, equipment, and methods to that end.

The Company encourages expression by employees about their work, including their ideas for continuous improvement.

OUR COMMITMENT TO CONSUMERS

We take our commitment to consumers seriously. Our reputation is built upon safe, high quality products that are marketed responsibly. Employees who work to produce our products or have contact with ingredients, packaging or processing equipment used to produce our products are required to follow rigorously all applicable quality control procedures, and are encouraged to suggest ways to help the Company to continuously improve its operations. Employees should report immediately any concerns they have that these standards are not being met.

We market our products truthfully, responsibly and by means that are appropriate for their intended audience. We respect the industry self-regulatory standards governing the advertising and promotion of our products and honor our obligations relating to the protection of consumer privacy, particularly as they relate to children.

ENVIRONMENTAL PROTECTION

The Company conducts its operations with the highest regard for the quality of the environment, including water, air, and general land usage. The objective is to comply with standards established by appropriate local, state, or federal agencies at every operating location where emissions into water sources, the atmosphere or solid waste disposal are present. Directors, officers and employees must conduct the business of the Company in an environmentally sound manner, and must comply with applicable environmental laws and regulations.

PROTECTION OF INFORMATION

All directors, officers and employees must be in compliance with the following:

1. All confidential information about the Company, including inventions, discoveries, formulas, trade secrets, customer lists and employee data, as well as confidential information acquired by the Company from another company, individual or entity subject to a secrecy and proprietary rights agreement, will be kept confidential. Employees must maintain the confidentiality of such information during and subsequent to the period of employment with the Company as stipulated by the Company's *Confidentiality Agreement* that is signed by each employee.
2. Information gathered on competitors, customers, suppliers and other entities with whom the Company does business, must be acquired legally and in a manner consistent with the Company's high level of ethics and proper business conduct. Directors, officers and employees who inadvertently obtain confidential information belonging to another company should contact the Law Department prior to any use or disclosure of such information.
3. Directors, officers and employees of the Company should recognize that the business records and communications that they create have the potential to become public in the future. Therefore, the Company's directors, officers and employees should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies in any and all of their work-related communications. This applies equally to e-mail, internal memos and formal reports. Furthermore, the Company's directors, officers and employees are required to comply with the terms of the Company's document retention policies at all times, to avoid even the appearance of impropriety.
4. Hershey strives to present honest, accurate and consistent information to the public at large. This becomes difficult when outsiders such as media or government representatives contact Company representatives directly to obtain information. Inaccurate, inappropriate or incomplete responses to such inquiries could substantially damage the Company's reputation, as well as its legal position in some instances. To avoid confusion or misinterpretation by outsiders, all such inquiries to directors, officers or employees of the Company should be referred to the Corporate Communications Department at (717) 508-3238.

FAIR DEALING

Each director, officer and employee of the Company shall deal fairly with the Company's customers, suppliers, competitors and employees. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

ENFORCEMENT

The Code is important to the Company and must be taken seriously by all employees. Accordingly, violations of the Code will not be tolerated and will result in disciplinary action, which can include oral or written reprimand, probation, suspension or termination, in accordance with Company policy and applicable collective bargaining agreements.

THE ETHICAL BUSINESS PRACTICES COMMITTEE

The Company has established the Ethical Business Practices Committee (the "Committee") for the following purposes:

1. Implementing or communicating to directors, officers and employees the Code and the Company's overall ethics program.

2. Providing direction to directors, officers and employees, including managers, regarding questions or issues concerning the Code.
3. Being available to officers and employees for any reporting of potential conflict of interest, any other potential violation under the Code or other potential violation of law or other Company policy.
4. Providing advice and guidance to the various departments and personnel throughout the Company responsible for legal compliance and education efforts.
5. Making reports to the Chief Executive Officer and the Audit Committee of the Board of Directors relating to key issues or investigations and any changes in overall compliance and education with respect to the Code.

The names of the members of the Committee can be found by logging onto the Hershey Foods Intranet home page and then clicking on "Inside Hershey" and then "Ethics Committee."

HOW TO HANDLE SUSPECTED VIOLATIONS OF THE CODE

All directors, officers and employees are expected to seek advice from appropriate personnel if they have any questions about the application of the Code to a specific situation. In addition, to help the Company achieve full compliance, directors, officers and employees are encouraged to raise questions and good faith concerns, and to cooperate fully in any investigation. Known or suspected violations are expected to be reported immediately.

Officers and employees should address their questions and concerns first to their managers, if appropriate. Directors should address their concerns to the Chair of the Committee on Directors and Corporate Governance unless the concern deals with an accounting, internal accounting control or auditing concern, in which case the concern should be referred to the Chair of the Audit Committee. Employees may also address concerns to the Chair of the Committee on Directors and Corporate Governance or the Chair of the Audit Committee.

Alternatively, any director, officer or employee, anywhere in the world, may contact the Ethical Business Practices Committee directly, at:

Ethical Business Practices Committee
c/o General Counsel
Hershey Foods Corporation
100 Crystal A Drive
Hershey, PA 17033
USA

In addition, the Company maintains a Concern Line. Information can be provided anonymously if desired. The Concern Line is accessible worldwide, and is staffed by an independent third party 24 hours a day, 7 days a week. Reports can be directed to the Concern Line at **1-800-362-8321**. This same phone number can be used to contact members of the Board of Directors. Reports may also be mailed to Concern Line, c/o Law Department, 100 Crystal A Drive, Hershey, PA 17033, or sent electronically. Electronic communications may be sent anonymously by following the procedure set forth on the Company's website under "Investor Relations." For communications directed to the Audit Committee, e-mails may be sent to auditcommittee@hersheys.com.

Reported violations will be investigated promptly.

THE COMPANY WILL PROTECT THE CONFIDENTIALITY OF ANY PERSON MAKING A GOOD FAITH REPORT TO THE EXTENT CONSISTENT WITH LAW AND COMPANY POLICY. RETALIATION AGAINST ANYONE MAKING A GOOD FAITH REPORT IS AGAINST THE POLICY OF THE COMPANY AND WILL NOT BE TOLERATED.

AMENDMENTS AND WAIVERS OF THE CODE

Only the Board of Directors may amend or waive a provision of the Code for directors and executive officers of the Company, including the Chief Executive Officer and senior financial officers. Any such amendment or waiver must be reported promptly to the Company's Disclosure Committee, and will be disclosed publicly if and as required by law or stock exchange listing standard.

OTHER POLICIES AND RESOURCES

In addition to the Code of Ethical Business Conduct, directors, officers and employees of the Company are expected to comply with the other policies of the Company, details of which are available on the Company Intranet or by calling the Company's Worklife Center at 1-800-878-0440 (or 534-8170 within the Hershey area).

The Code does not in any way constitute an employment contract or an assurance of continued employment. Employees of Hershey are employed at-will except when covered by an express written employment agreement.

PROCEDURES FOR SUBMISSION AND HANDLING OF COMPLAINTS REGARDING COMPLIANCE MATTERS

The Audit Committee of the Board of Directors of Hershey Foods Corporation (the "Company") has established the following procedures for confidential, anonymous submission of complaints by employees and for receipt, retention and treatment of complaints, from whatever source, received by the Company, regarding accounting, internal accounting controls or auditing matters ("Accounting Allegations").

A. Sources of Information

Questions, concerns and complaints about conduct by Company personnel may be received by the Company through various sources, including the following:

1. Under the Company's Code of Ethical Business Conduct ("Code"), employees may make reports (i) to their managers, (ii) by mail to the Ethical Business Practices Committee established under the Code, or (iii) by telephone, electronic communication or mail to the Concern Line. The Audit Committee has determined that the Concern Line is an appropriate vehicle for confidential anonymous submission of reports by employees of Accounting Allegations and other types of concerns.

2. The Company's Disclosure Committee ("Disclosure Committee"), either as a group or through any individual member, may receive information, either in a Disclosure Committee meeting or otherwise.

3. The General Counsel may receive information from an attorney under the Policy on Reporting by Attorneys and Part 205 of the Securities and Exchange Commission's regulations.

4. Any interested party, including stockholders and employees, may communicate with the Audit Committee, by telephone, e-mail or mail, by use of the telephone number, e-mail address or mailing address posted on the Company's website.

B. Procedure

1. Any executive officer of the Company, member of the Disclosure Committee or member of the Ethical Business Practices Committee who receives a report shall forward it to the General Counsel or designee. The General Counsel (or designee) will also receive copies of items sent to the Audit Committee.

2. The General Counsel shall, either directly or through a designee, categorize reports into reports of Accounting Allegations and such other categories as the General Counsel deems appropriate (collectively, "Other Allegations"). The General Counsel (or designee) shall maintain a record of all reports along with their categorization and disposition, subject to Section E below.

3. The General Counsel shall notify the Audit Committee promptly of any Accounting Allegation and any Other Allegation if such Other Allegation is directed against an officer of the Company. The Audit Committee shall determine whether the Audit Committee or management should have responsibility for investigation, taking into account the considerations set forth in Section C below. Other Allegations not directed against officers of the Company shall be handled by the appropriate Company personnel (Human Resources, Internal Audit, etc.). If the General Counsel becomes aware of an Other Allegation that is reasonably likely to materially affect the Company, and the General Counsel reasonably believes that investigation will confirm the existence and magnitude of the violation, the Audit Committee will be notified promptly. The General Counsel will review with the Audit Committee twice a year all Other Allegations, including their status and conclusion.

4. With respect to any Accounting Allegations and any Other Allegations directed against Company officers:

a. if the Audit Committee determines that management should investigate, the Audit Committee will notify the General Counsel of that conclusion. Management shall thereafter promptly investigate, and the General Counsel shall report the results of the investigation to the Audit Committee. If management determines action is warranted after investigation, it shall provide status reports to the Audit Committee until such action has been completed. The Audit Committee may take over the investigation from management at any time, if it determines that management is not appropriately investigating, and may direct action other than that determined by management.

b. if the Audit Committee investigates, upon conclusion of its investigation, the Audit Committee shall determine whether action is warranted. Management shall be advised in writing of any action directed by the Audit Committee and shall provide status reports to the Audit Committee until such action has been completed.

C. Considerations Relative to Whether the Audit Committee or Management Should Investigate

In determining whether management or the Audit Committee should investigate a report, the Audit Committee shall consider, among any other factors that are appropriate under the circumstances, the following:

1. Who is the alleged wrongdoer? If an executive officer, senior financial officer or other management official is alleged to have engaged in wrongdoing, that factor alone may militate in favor of the Audit Committee conducting the investigation.

2. How serious is the alleged wrongdoing? The more serious the alleged wrongdoing, the more appropriate that the Audit Committee should undertake the investigation. If the alleged wrongdoing would constitute a crime involving the integrity of the financial statements of the Company, that factor alone may militate in favor of the Audit Committee conducting the investigation.

3. How credible is the allegation of wrongdoing? The more credible the allegation, the more appropriate that the Audit Committee should undertake the investigation. In assessing credibility, the Audit Committee should consider all facts surrounding the allegation, including but not limited to whether similar allegations have been made in the press or by analysts.

D. Protection of Whistleblowers

Consistent with the policies of the Company, the Audit Committee shall not retaliate and shall not tolerate any retaliation by management or any other person or group, directly or indirectly, against anyone who, in good faith, makes an Accounting Allegation or Other Allegation, reports a retaliatory act or provides assistance to the Audit Committee, management or any other person or group, including any governmental, regulatory or law enforcement body in connection with the investigation of an Accounting Allegation or Other Allegation.

E. Records

The retention period for records relating to Accounting Allegations is seven years, or such other period as may be set forth from time to time in the Company's record retention policy. Employees are expected to comply with the record retention policy. Directors who receive records relating to Accounting Allegations may elect to send their records to the General Counsel for retention, and in so doing shall be deemed to be in full compliance with this procedure. Under no circumstances may any person destroy any record if prohibited from doing so by law, regardless of the record retention policy.

Appendix D

Board Committee Charters

**CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS**

I. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Hershey Foods Corporation (the "Company") shall consist of at least three directors, each of whom the Board has determined has no material relationship with the Company and each of whom is otherwise independent under the rules of the New York Stock Exchange, Inc., the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder, and the Company's Corporate Governance Principles ("Governance Principles"). The Board shall also determine that each member is "financially literate," and that one member of the Committee has "accounting or related financial management expertise," as such qualifications are interpreted by the Board in its business judgment and whether any member of the Committee is an "audit committee financial expert," as defined by the rules of the Securities and Exchange Commission (the "SEC"). If the Board has determined that a member of the Audit Committee is an audit committee financial expert, it may presume that such member has accounting or related financial management expertise.

No director may serve as a member of the Committee if such director serves on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee, and discloses this determination in the Company's annual proxy statement.

Members and the chairperson shall be appointed by the Board as set forth in the Governance Principles.

II. PURPOSES OF THE COMMITTEE

The purposes of the Committee are to:

1. assist Board oversight of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the independent auditors and the Company's internal audit function; and
2. prepare the report required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in the Company's annual proxy statement.

The function of the Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management also is responsible for developing, maintaining and documenting appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The internal audit department is responsible for performing independent, objective assessments of management's system of internal controls and policies and procedures and reporting on their degree of effectiveness. The independent auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements, reviews of the Company's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures. The independent auditors are also responsible for reading and commenting on the Company's filings on Form 8-K and any press releases it issues regarding the Company's financial performance or accounting practices. In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Company and are not, and do not represent themselves to be, performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

The independent auditors for the Company are accountable to the Board and the Committee as representatives of the stockholders. The Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting). The independent auditors shall report directly to the Committee.

The independent auditors shall submit to the Committee annually a formal written statement (the "Auditors' Statement") describing: the auditors' internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (to assess the auditors' independence) all relationships between the independent auditors and the Company including each non-audit service provided to the Company and the matters set forth in Independence Standards Board Standard No. 1.

The independent auditors shall submit to the Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditors: (i) the audit of the Company's annual financial statements and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements; (ii) assurance and related services not included in clause (i) that are reasonably related to the performance of the audit or review of the Company's financial statements, in the aggregate and by each service; (iii) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (iv) all other products and services rendered by the independent auditors, in the aggregate and by each service.

III. MEETINGS OF THE COMMITTEE

The Committee shall meet once every fiscal quarter, or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, as applicable. The Committee should meet separately at least quarterly or more frequently at the discretion of the Committee Chair, with management, the head of the internal audit function and the independent auditors to discuss any matters that the Committee or any of these persons or firms believe should be discussed privately. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. Members of the Committee may participate in a meeting of the Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can speak to and hear each other.

IV. DUTIES AND POWERS OF THE COMMITTEE

To carry out its purposes, the Committee shall have the following duties and powers:

1. with respect to the independent auditors,
    a. to directly appoint, retain, compensate, evaluate and terminate (i) the independent auditors including sole authority to approve all audit engagement fees and terms and (ii) any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report, review or attestation services;
    b. to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors. The Committee has adopted a guideline that under ordinary circumstances non-audit fees shall not exceed 25% of audit fees;

c. to ensure that the independent auditors prepare and deliver annually an Auditors' Statement (it being understood that the independent auditors are responsible for the accuracy and completeness of this Statement), and to discuss with the independent auditors any relationships or services disclosed in this Statement that may impact the quality of audit services or the objectivity and independence of the Company's independent auditors;

d. to obtain from the independent auditors in connection with any audit a timely report relating to the Company's annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles (GAAP) of policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted differences;

e. to review and evaluate the qualifications, performance and independence of the lead partner of the independent auditors;

f. to discuss with management the timing and process for implementing the rotation of the lead audit partner, the concurring partner and any other active audit engagement team partner;

g. to take into account the opinions of management and the Company's internal audit department in assessing the independent auditors' qualifications, performance and independence; and

h. to instruct the independent auditors that the independent auditors are ultimately accountable to the Board and the Committee, as representatives of the stockholders;

2. with respect to the internal audit department,

a. to approve the overall charter of the internal audit department;

b. to approve the appointment and replacement of the head of the internal audit function;

c. to review the annual compensation and salary adjustment of the head of the internal audit function and make recommendations to the Compensation and Executive Organization Committee;

d. to review and approve the annual internal audit plan and monitor adherence to the plan;

e. to advise the head of the internal audit function that he or she is expected to provide to the Committee summaries of and, as appropriate, the significant reports to management prepared by the internal audit department and management's responses thereto; and

f. to make appropriate inquiries of management and the head of the internal audit function to determine whether there are scope or budgetary limitations that impede the ability of the internal audit department to execute its responsibilities;

3. with respect to financial reporting and accounting principles and policies and internal audit controls and procedures,

a. to advise management, the internal audit department and the independent auditors that they are expected to provide to the Committee a timely analysis of significant financial reporting issues and practices;

b. to consider any reports or communications (and management's and/or the internal audit department's responses thereto) submitted to the Committee by the independent auditors required by or referred to in Statement on Auditing Standards No. 61, "Communication with Audit Committees," as it may be modified or supplemented;

c. to meet with management, the independent auditors and the head of the internal audit function:

- to discuss the scope of the annual audit;

- to discuss the annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

- to discuss any significant matters arising from any audit, including any audit problems or difficulties, whether raised by management, the internal audit department or the independent auditors, relating to the Company's financial statements;

- to discuss any difficulties the independent auditors encountered in the course of the audit, including any restrictions on their activities or access to requested information and any significant disagreements with management;

- to discuss any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditors to the Company;

- to review the form of opinion the independent auditors propose to render to the Board and stockholders;

- to discuss, as appropriate: (a) any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and (c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

d. to inquire of the Company's chief executive officer and chief financial officer as to the existence of any significant deficiencies in the design or operation of internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data, any material weaknesses in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls;

e. to discuss guidelines and policies governing the process by which senior management of the Company and the relevant departments of the Company assess and manage the Company's exposure to risk, and to discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

f. to obtain from the independent auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended, which sets forth certain procedures to be followed in any audit of financial statements required under the Securities Exchange Act of 1934;

g. to discuss and review the type and presentation of information to be included in earnings press releases;

h. to discuss the types of financial information and earnings guidance provided, and the types of presentations made, to analysts and rating agencies;

i. to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

j. to establish hiring policies for employees or former employees of the independent auditors;

k. to discuss with the Company's general counsel any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the Company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies; and

l. to discuss with the Company's chief executive officer, chief financial officer and general counsel the communication and monitoring of, and compliance with, the Company's Code of Ethical Business Conduct; and

4. with respect to reporting and recommendations,

a. to prepare any report or other disclosures, including any recommendation of the Committee, required by the rules of the SEC to be included in the Company's annual proxy statement;

b. to review this Charter at least annually and recommend any changes to the full Board;

c. to report its activities to the full Board on a regular basis and to make such recommendations with respect to the above and other matters as the Committee may deem necessary or appropriate; and

d. to prepare and review with the Board an annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

V. DELEGATION TO SUBCOMMITTEE

The Committee may, to the extent permitted by law or by the applicable listing standards of the New York Stock Exchange, Inc., delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

VI. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management. The Company shall provide for appropriate funding, as determined by the Committee, for payment to such third parties and the independent auditors, and for administrative expenses that are necessary or appropriate for the Committee in carrying out its duties.

CHARTER OF THE
COMMITTEE ON DIRECTORS AND CORPORATE GOVERNANCE
OF THE BOARD OF DIRECTORS

I. PURPOSE OF COMMITTEE

The purpose of the Committee on Directors and Corporate Governance (the "Committee") of the Board of Directors (the "Board") of Hershey Foods Corporation (the "Company") is to identify and recommend individuals to the Board for nomination as members of the Board and its committees and to develop and recommend to the Board a set of corporate governance principles applicable to the Company. The Committee shall report to the Board on a regular basis and not less than once a year.

II. COMMITTEE MEMBERSHIP

The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and each of whom is otherwise "independent" under the rules of the New York Stock Exchange, Inc. and the Company's Corporate Governance Principles (the "Governance Principles").

Members and the chairperson shall be appointed by the Board as set forth in the Governance Principles.

III. COMMITTEE STRUCTURE AND OPERATIONS

The Committee shall meet in person or telephonically as frequently as required at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by written consent, when deemed necessary or desirable by the Committee or its chairperson.

IV. COMMITTEE DUTIES AND RESPONSIBILITIES

The following are the duties and responsibilities of the Committee:

1. Make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

2. Identify individuals believed to be qualified to become Board members, and recommend to the Board the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. In nominating candidates, the Committee shall take into consideration the criteria approved by the Board as set forth in the Governance Principles and such other factors as it deems appropriate. The Committee shall solicit recommendations for candidates from Board members and other sources deemed by the Committee to be appropriate and will consider candidates proposed by stockholders. The Committee may consider candidates proposed by management, but is not required to do so.

3. Develop, review at least annually, and recommend to the Board standards to be applied in making determinations as to the absence of material relationships between the Company and a director and to assess, and provide the Board with its assessment of, which directors should be deemed "independent directors" under the then-current standards applicable to the Board or any committee thereof.

4. Identify Board members qualified to fill vacancies on any committee of the Board (including the Committee) and to recommend that the Board appoint the identified member or members to the respective committee. In nominating a candidate for committee membership, the Committee shall take into consideration the factors set forth in the charter

of the committee, if any, as well as any other factors it deems appropriate, including without limitation the consistency of the candidate's experience with the goals of the committee and the interplay of the candidate's experience with the experience of other committee members.

5. Identify Board members qualified to become the chair of any committee of the Board (including the Committee) and to recommend that the Board appoint the identified director as chair of the committee.

6. Establish procedures for the Committee to exercise oversight of the evaluation of the Board and management and review overall Board performance as well as the performance and any potential conflicts of Board members whenever a Board member is being considered for nomination for reelection to the Board. If appropriate, additional reviews of any member's performance may be initiated by the Committee upon request of any Board member.

7. Develop and recommend to the Board a set of corporate governance principles applicable to the Company, and review those principles at least once a year.

8. Prepare and issue the evaluation required under "Performance Evaluation" below.

9. Administer the Directors' Charitable Award Program.

10. Assist management in the preparation of any required proxy statement disclosure regarding the operations of the Committee.

11. Execute any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the nomination of Board and committee members.

V. DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

VI. PERFORMANCE EVALUATION

The Committee shall produce and provide to the Board an annual performance evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation shall also recommend to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.

VII. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. With respect to consultants or search firms used to identify director candidates, this authority shall be vested solely in the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment to such third parties and for administrative expenses that are necessary or appropriate for the Committee in carrying out its duties.

CHARTER OF THE
COMPENSATION AND EXECUTIVE ORGANIZATION COMMITTEE
OF THE BOARD OF DIRECTORS

I. PURPOSE OF COMMITTEE

The purpose of the Compensation and Executive Organization Committee (the "Committee") of the Board of Directors (the "Board") of Hershey Foods Corporation (the "Company") is to discharge the Board's responsibilities relating to compensation of the Company's executives and directors, to produce an annual report on executive compensation for inclusion in the Company's proxy statement in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"), to oversee the establishment and maintenance of the Company's compensation and incentive programs and to oversee the development and implementation of succession planning for Company senior management positions.

II. COMMITTEE MEMBERSHIP

The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and each of whom is otherwise "independent" under the rules of the New York Stock Exchange, Inc. and the Company's Corporate Governance Principles (the "Governance Principles").

Members and the chairperson shall be appointed by the Board as set forth in the Governance Principles.

III. COMMITTEE OPERATIONS

The Committee shall meet in person or telephonically at least four times a year at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by written consent, when deemed necessary or desirable by the Committee or its chairperson.

The Committee may invite such members of management to its meetings as it may deem desirable or appropriate, consistent with the maintenance of the confidentiality of compensation and succession planning discussions. The Company's Chief Executive Officer ("CEO") should not attend any meeting where the CEO's performance or compensation is discussed, unless specifically invited by the Committee.

IV. COMMITTEE DUTIES AND RESPONSIBILITIES

The following are the duties and responsibilities of the Committee:

1. In consultation with senior management, establish the Company's general compensation philosophy, and oversee the development and implementation of compensation programs. Committee members are not eligible for inclusion in incentive plans in effect within the Company.

2. Review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and recommend to the independent directors as a group the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the Company's performance, both in absolute terms and relative to the performance of comparable companies, the Company's relative stockholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years.

3. Review and approve compensation programs applicable to the elected officers (other than the CEO) and senior management employees of the Company and approve the salaries of such elected officers and selected key management employees.

4. Make recommendations (including recommendations regarding stockholder approval) to the Board with respect to any new equity compensation plan or any material change to an existing equity compensation plan where stockholder approval of such new plan or material change is required under the rules of the New York Stock Exchange, Inc. and otherwise make recommendations to the Board with respect to the Company's incentive compensation plans and equity-based plans, including the Key Employee Incentive Plan (KEIP), the Sales Incentive Plan (SIP), and the Broad Based Stock Option Plan (Broad Based Plan), oversee the activities of the individuals and committees responsible for administering these plans, including the CEO and the Employee Benefits Committee, and discharge any responsibilities imposed on the Committee by any of these plans, including,

    a. with respect to the KEIP, after reviewing the recommendations of the CEO: (i) setting performance goals for the operating divisions and the Company, (ii) determining the participants in the Annual Incentive Program (AIP) and the Long-Term Incentive Program (LTIP) of the KEIP and their target bonus levels, (iii) determining the amount of incentive funds to be established and the form of incentive payments, and (iv) making grants and awards of stock options, performance stock units, stock appreciation rights and restricted stock units under the KEIP on such terms and conditions as the Committee deems appropriate;

    b. with respect to the KEIP, after reviewing operating results and individual performance and the recommendations of the CEO, making AIP and LTIP payouts and awards of cash and stock; and

    c. with respect to the Broad Based Plan, making grants of stock options on such terms and conditions as the Committee deems appropriate.

5. Administer the Company's Supplemental Executive Retirement Plan (SERP).

6. In consultation with management, oversee regulatory compliance with respect to compensation matters, including overseeing the Company's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

7. Review and approve any severance or similar termination payments proposed to be made to any current or former executive officer of the Company.

8. In conjunction with the CEO, review the executive organization of the Company and oversee the succession planning process, including development of personnel to fill key management positions and implementation of succession planning for senior management positions. Succession plans shall be reviewed by the full Board, with the Committee's input.

9. After reviewing the recommendations of the CEO, recommend to the Board of Directors officers of the Company for election.

10. After reviewing the recommendations of the CEO, determine participants, levels of participation and terms of the Company's Executive Benefits Protection Plans and Employee Benefits Protection Plan and administer such plans.

11. Review the form and amount of director compensation at least annually, and make appropriate recommendations to the Board after due consideration of the responsibilities assumed and the director compensation of similarly situated companies.

12. Prepare and issue the evaluations and reports required under "Committee Reports" below.

13. Execute any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company's compensation programs and succession planning.

V. DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee; provided, however, the Committee may not delegate the approval of certain transactions to a subcommittee if such transactions involve the approval or grant of equity-based compensation to an "officer" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as in effect from time to time, ("Exchange Act") or a "covered employee" for purposes of Section 162(m) of the Internal Revenue Code, as in effect from time to time, ("Code") unless such subcommittee consists solely of members of the Committee who are (i) "Non-Employee Directors" for the purposes of Rule 16b-3 under the Exchange Act, and (ii) "outside directors" for the purposes of Section 162(m) of the Code.

VI. COMMITTEE REPORTS

The Committee shall produce the following reports and provide them to the Board.

1. An annual Report of the Compensation and Executive Organization Committee on Executive Compensation for inclusion in the Company's annual proxy statement in accordance with applicable SEC rules and regulations.
2. An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this charter. The performance evaluation should also recommend to the Board any improvements to this charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report.
3. A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

VII. RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. With respect to compensation consultants retained to assist in the evaluation of director, CEO or senior executive compensation, this authority shall be vested solely in the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment to such third parties and for administrative expenses that are necessary or appropriate for the Committee in carrying out its duties.

HERSHEY'S CHOCOLATE WORLD
visitors center
Refreshments/Gift Distribution


TO: I-81 Exit 77; Route 22
THE HOTEL HERSHEY Golf Course
THE HOTEL HERSHEY
Hotel Rd.
Milton Hershey High School Senior Hall
Hershey Gardens
Front St.
Sandbeach Rd.
Hershey Foods Corporate Headquarters
TO: I-81 Exit 80; I-78; Route 22
743
Laudermilch Rd.
Antique Automobile Club of America Museum
39
Hersheypark Dr.
HERSHEYPARK Entertainment Complex Entrance & Parking
HERSHEY'S CHOCOLATE WORLD visitors center
HERSHEYPARK Stadium & Arena
GIANT Center
743
The Outlets At Hershey
HERSHEY Golf Club East & West Course
East Derry Rd.
West Derry Rd.
Mallack Rd.
HERSHEY Highmeadow Campground
Parkview Golf Course
Hershey Museum
ZOOAMERICA North American Wildlife Park
Historical Derry Church
Derry One-Room Schoolhouse
Hockersville Rd.
Old West Chocolate Ave.
HERSHEYPARK
Park Blvd.
Hershey Chocolate USA Factory
Mansion Rd.
39
Chocolate Ave.
422
TO: Lebanon; Reading
Spring Creek Golf Course
Caracas Ave.
Java Ave.
Cocoa Ave.
Hershey Theatre & Community Center
HERSHEY Lodge and Convention Center
Governor Rd.
TO: Harrisburg; I-83; Harrisburg Int. Airport; PA Turnpike Exit 247; Baltimore; Washington
322
743
Fishburn Rd.
Homestead Rd.
Homestead Ln.
University Dr.
Milton Hershey's Birthplace & Homestead
Milton S. Hershey Medical Center
TO: Lancaster; Route 283
Founders Hall of the Milton Hershey School
TO: PA Turnpike Exit 266 Philadelphia; Lancaster

Hershey Lodge & Convention Center
Site of Meeting